

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

<u>Via E-mail</u>
Samuel P. Smith
President
Ford Credit Auto Receivables Two LLC
One American Road
Dearborn, Michigan 48126

> **Re: Ford Credit Auto Receivables Two LLC**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted February 19, 2015**
> **CIK No. 0001129987**

Dear Mr. Smith:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement to ABSDrafts@sec.gov as a text-searchable PDF or publicly filing your registration statement on EDGAR. All e-mailed amendment submissions must be accompanied by a marked copy as a text-searchable PDF. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

<u>Draft Registration Statement on Form SF-3</u>

<u>General</u>

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of

Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. We are unable to locate disclosure relating to legal proceedings, if any, that are pending. In order to aid investors' understanding, please add a separately captioned section to disclose any legal and regulatory proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Refer to Item 1117 of Regulation AB.

Part II. Information Not Required in Prospectus

Item 12. Other Expenses of Issuance and Distribution, page II-1

3. We note your statement on page 92 that net proceeds from the sale of the notes will be used by the depositor to purchase the receivables. Please revise to disclose the amount of expenses incurred in connection with the selection and acquisition of receivables. Refer to Item 1107(j) of Regulation AB.

Item 14. Exhibits, page II-9

4. We note you indicated in the Exhibit Index that certain exhibits are being filed with the Form SF-3, but some of which were not included as exhibits to this filing. In particular, please include Exhibits 1.1, 3.1, 3.2, 5.1, 8.1, 23.1, 23.2, 24.1, 25.1 and 99.5 in your next amendment.

Form of Prospectus

Cover Page

5. Please include the CIK numbers of the sponsor, depositor and issuing entity on the cover page of the prospectus. Refer to Item 1102(a) of Regulation AB.

6. Please move the Calculation of Registration Fee table that will be updated pursuant to Rule 456(c)(1)(ii) to the cover page of the prospectus.

Risk Factors

Geographic concentration may result in more risk to you, page 22

7. To the extent 10% or more of the pool assets are located in any one state or geographic region, please revise your disclosure here and elsewhere, as applicable, to describe any economic or other factors specific to such state or region that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Sponsor and Servicer

Credit Risk Retention, page 25

8.   With respect to the eligible vertical interest option, please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

9.   We note that you have referenced the entirety of the disclosure on the terms of the notes and residual interest. Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest retained by the sponsor as required by Rule 4(c)(1)(i)(B) of Regulation RR.   In the alternative, we believe it would be acceptable to comply with the requirement by including a reference in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible horizontal residual interest.

10.   We note that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Receivables

Depositor Review of Receivables, page 51

11.   We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

Representations About the Receivables, page 53

12.   Please confirm that there is no material risk that the ability of Ford Credit, as sponsor and as servicer, to comply with the repurchase provisions could have a material impact on

pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1108(b)(4) of Regulation AB.

Asset Representations Review, page 54

13.   Please tell us whether defaulted and/or charged-off receivables are included in the calculation of the delinquency trigger.

14.   We note that investors must call for a vote within [60] days of the occurrence of the delinquency trigger. Because the investor report and the Form 10-D are the primary mechanisms by which the occurrence of a delinquency trigger is communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether the delinquency trigger warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe [60] days is sufficient time for investors to call for a vote taking into account these procedures and timelines.

15.   We also note that the vote of the noteholders will remain open for [30] days. It appears, that such a narrow time window could make it difficult for investors to use the shelf investor communication mechanism in connection with the asset review vote. Please revise.

16.   Please remove the 50% voting quorum requirement for the asset review vote, as a quorum provision is not included as a permissible restriction under General Instruction I.B.1(b)(C) of Form SF-3, which states, in part, that "the agreement not require more than: (a) 5% of the total interest in the pool in order to initiate a vote and (b) a simple majority of those interests casting a vote to direct a review by the asset representations reviewer." Please see also Section V.B.3.(a)(2)(c)(i)(b) of Release No. 33-9638 (Sept. 4, 2014) ("the 2014 Regulation AB II Adopting Release") in which the Commission stated that final asset review shelf requirement does not allow the transaction parties to add additional restrictions or requirements on the shelf triggers "in order to make it more onerous for investors to utilize the provision."

17.   We note your description under "– Asset Representations Review" on page 55 of a sample review process. General Instruction I.B.1.(b)(D) of Form SF-3 requires the asset representations reviewer, at a minimum, to review *all assets* that are 60 days or more delinquent…" (emphasis added). Please revise accordingly.

18.   While we note your disclosure that the asset representations reviewer will provide the final results of its review, please provide disclosure in this section clarifying which

transaction party will make a determination that non-compliance with the representations and warranties constitutes a breach of a contractual provision.

19.   Please revise your disclosure to clarify to which party the asset representation reviewer will provide its report.

Dispute Resolution for Repurchase Requests, page 56

20.   Please revise your disclosure to clarify that investors may utilize the dispute resolution provision and explain the process that they will use to notify the transaction parties of a repurchase requests and a referral to dispute resolution.

21.   We note that a requesting party must provide notice of its choice to mediate or arbitrate to the appropriate party within [30] days of the end of the 180-day period. Please revise to clarify how the requesting party will be informed of the status of the repurchase request given the limited window of time to refer the matter to mediation or arbitration.

22.   We note your statement that in the case of an arbitration, "[e]ach party will be responsible for its own attorney fees, expert fees and, except as described above, its other fees related to the arbitration." This appears to conflict with the immediately preceding sentence and the requirement in General Instruction I.B.1.(c)(B) of Form SF-3. Please delete.

23.   We note your disclosure on page 56 that "[i]f it selects arbitration, the requesting party will give up its right to sue in court," and your disclosure on page 57 that "[t]he final determination of the arbitrator[s] will be final and non-appealable unless the determination is against Ford Credit or the depositor and exceeds the cost of the requested repurchase (excluding the costs of the arbitration as awarded by the arbitrator[s]), then Ford Credit or the depositor, as applicable, has a right to appeal the determination to a court of competent jurisdiction." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise or advise.

Description of the Notes

Noteholder Communication, page 67

24.   We note your disclosure that the trust or the servicer will include in each Form 10-D any request received from an investor to communicate with other investors. Please revise your disclosure to include disclosure about how the expenses associated with the investor communication provision, if any, will be paid. See Section V.B.3.(a)(4) of the 2014

Regulation AB II Adopting Release and Instruction to General Instruction I.B.1(d) of Form SF-3.

Description of the Notes, page 57

25.   We note your disclosure on pages 65, 67 and 88 that the indenture trustee will not be required to take action in response to requests, demands or directions of the noteholders unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction. We believe that such a requirement would not satisfy the shelf eligibility requirements as it would undermine General Instruction I.B.1(c)(B) of Form SF-3 regarding dispute resolution. Additionally, with respect to asset representations reviews, such a requirement would unduly discourage noteholders from calling for a vote and make it more onerous for investors to utilize the provision. Accordingly, please remove or revise.

Servicing the Receivables and the Securitization Transaction, page 79

26.   Please revise to disclose whether the servicer is required or permitted to provide advances of funds regarding collections, cash flows or distributions, including interest or other fees charged for such advances. Refer to Item 1108(c)(4) of Regulation AB.

27.   We note that the servicer acts as custodian and maintains custody of the receivables files. Please revise your disclosure to describe material arrangements regarding the safekeeping and preservation of the files. Refer to Item 1108(c)(6) of Regulation AB.

Transaction Parties

Asset Representations Reviewer, page 90

28.   We note your statement that "[t]he asset representations reviewer is an 'eligible asset representations reviewer.'" Please add language to clarify that the asset representations reviewer will be required to be an eligible asset representations reviewer at all times throughout the life of the transaction.

Servicing the Receivables and the Securitization Transaction

Transaction Fees and Expenses, page 91

29.   Your disclosure here and on pages 54 and 90 indicate that there are three components to the total fees paid to the asset representations reviewer: upfront, annual and per review fees. Please revise to clarify whether the amount listed in the table here will include all three components. If the amount does not include such fees, then separately disclose the amount of upfront, annual and review fees in this table. Please provide the formula or

method of calculation for any fees that are not fixed amounts. Please clarify whether all fees will be paid by the trust and the timing of payment. Refer to Item 1113(c) of Regulation AB.

30.   We note your entry on the table that the servicing fee monthly amount will be 1/12 of 1.00% of the pool balance. We also note your statement under "Servicing the Receivables and the Securitization Transaction – Servicing Fees" on page 79 that "[t]he servicer will earn a servicing fee each month equal to 1% of the pool balance on the first day of the month." Please reconcile.

Exhibit 36.1

31.   We note your certification does not follow the specific form and content provided in Item 601(b)(36) of Regulation S-K. Specifically, the title of the certification should only state "Certification," and your introductory sentence includes the title of the certifying individual. Please revise.

Please contact Folake Ayoola, at (202) 551-3673, or me at (202) 551-3811 with any other questions.

Sincerely,

/s/ Lulu Cheng

Lulu Cheng
Special Counsel

cc: Susan Thomas
        Managing Counsel

        Joseph Topolski
        Katten Muchin Rosenman LLP



Susan J. Thomas
Secretary
Suite 2411
One American Road
Dearborn, MI 48126
(313) 594-9876

May 15, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Lulu Cheng and Folake Ayoola

> **Re: Ford Credit Auto Receivables Two LLC**
> **Amended Draft ABS Registration Statement on Form SF-3**
> **Submitted May 15, 2015**
> **CIK No. 0001129987**

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the "depositor" or the "registrant"), and in response to the letter dated March 31, 2015 from the staff of the Securities and Exchange Commission to Samuel P. Smith, we submit the following responses, together with the Amended Draft Registration Statement on Form SF-3 submitted on May 15, 2015 to ABSDrafts@sec.gov in both clean and marked form.

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our responses are references to the page numbers in the clean version of the Amended Draft Registration Statement.

Draft Registration Statement on Form SF-3

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

> We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with

Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. There are no other affiliates of the depositor that have publicly offered asset-backed securities involving the same asset class as this offering during the last twelve months. We will provide similar confirmation at the time of filing of the Registration Statement on EDGAR.

2.   We are unable to locate disclosure relating to legal proceedings, if any, that are pending. In order to aid investors' understanding, please add a separately captioned section to disclose any legal and regulatory proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Refer to Item 1117 of Regulation AB.

We have added a separately captioned section on page 91 confirming that there are no material legal proceedings or where material legal proceedings, if any, would be described.

Part II. Information Not Required in Prospectus

Item 12. Other Expenses of Issuance and Distribution, page II-1

3.   We note your statement on page 92 that net proceeds from the sale of the notes will be used by the depositor to purchase the receivables. Please revise to disclose the amount of expenses incurred in connection with the selection and acquisition of receivables. Refer to Item 1107(j) of Regulation AB.

Because only receivables originated by the sponsor and owned by the sponsor at the time of a securitization transaction will be included, there are no expenses incurred in connection with the selection or acquisition of the receivables payable from offering proceeds to the sponsor or any other party. We have added disclosure on page 91 stating that there are no expenses relating to the selection and acquisition of the receivables for this securitization transaction.

Item 14. Exhibits, page II-9

4.   We note you indicated in the Exhibit Index that certain exhibits are being filed with the Form SF-3, but some of which were not included as exhibits to this filing. In particular, please include Exhibits 1.1, 3.1, 3.2, 5.1, 8.1, 23.1, 23.2, 24.1, 25.1 and 99.5 in your next amendment.

Because many of the comments to the form of prospectus will affect the forms of transaction documents, we intend to submit the exhibits at a later date after those comments have been resolved. We have revised the exhibit list to indicate that all of the exhibits will be filed by amendment.

Form of Prospectus

Cover Page

5.   Please include the CIK numbers of the sponsor, depositor and issuing entity on the cover page of the prospectus. Refer to Item 1102(a) of Regulation AB.

We have added CIK numbers for these parties on the cover page. However, please note that, because the issuing entities are serial companies, our current practice is to designate the issuing entity for each takedown as a "serial company" in the submission header on the Rule 424(b) filing as contemplated by Section 3.3.2 of the EDGAR Filer Manual. Under this process, the CIK number for the issuing entity is not generated until after the filing of the preliminary prospectus for the related takedown under Rule 424(h), and therefore would have to be left blank on the preliminary prospectus. Alternatively, if the Commission expects the CIK number for an issuing entity to be included on the preliminary prospectus, we note that Section 3.4 of the EDGAR Filer Manual permits a depositor to create CIKs for ABS issuing entities in advance, but note that the Manual does not indicate how those pre-existing entities would be identified as "serial companies" for a particular takedown, and would welcome further guidance on how to prepare the submission headers for such serial companies.

6.   *Please move the Calculation of Registration Fee table that will be updated pursuant to Rule 456(c)(1)(ii) to the cover page of the prospectus.*

We have added this table to the inside front cover page of the prospectus. Given the amount of information required to be included on the outside front cover page under Item 501 of Regulation S-K and Item 1102 of Regulation AB, there is not sufficient room to include the Calculation of Registration Fee table on the outside front cover page, especially if any of the fees are carried over from a previous Registration Statement or from excess fees paid on a prior securitization transaction, in which case additional footnotes will be required.

Risk Factors

Geographic concentration may result in more risk to you, page 22

7.   *To the extent 10% or more of the pool assets are located in any one state or geographic region, please revise your disclosure here and elsewhere, as applicable, to describe any economic or other factors specific to such state or region that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.*

We considered the disclosure required by Item 1111(b)(14) of Regulation AB with respect to states we anticipate may have a 10% concentration in our securitized pools and we do not believe that there are factors specific to these states that may materially impact the performance of the receivables. However, we have added a bracketed placeholder on page 22 indicating that we will add disclosure of economic or other factors specific to any 10% concentration states or regions if material for a particular offering.

Sponsor and Servicer

Credit Risk Retention, page 25

8.   *With respect to the eligible vertical interest option, please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).*

We have added disclosure on page 75 stating that any material change in the amount of the vertical interest retained by Ford Credit will be disclosed on the first monthly investor report.

Please note that we have moved our disclosure of Credit Risk Retention under Regulation RR to its own stand-alone section starting on page 75. In order to make the marked version more useful, we have similarly moved this section in preparing the marked version of the document so that it only shows the incremental changes to this section, rather than the movement of the section. We have included a bracketed note about the move in the marked version.

9. *We note that you have referenced the entirety of the disclosure on the terms of the notes and residual interest. Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest retained by the sponsor as required by Rule 4(c)(1)(i)(B) of Regulation RR. In the alternative, we believe it would be acceptable to comply with the requirement by including a reference in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible horizontal residual interest.*

We have added disclosure on page 75 regarding the material terms of the notes and the residual interest relating to their status as credit risk retention in the transaction, together with cross-references to more detailed descriptions of these terms elsewhere in the prospectus.

10. *We note that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.*

The Absolute Prepayment Model, commonly referred to as "ABS," is the standard prepayment method used in auto retail installment sale contract securitizations, and measures prepayments as a monthly percentage of the initial pool balance. As a result, a constant ABS rate implies an increasing prepayment rate as a percentage of the present month's pool balance, not a straight line.

Ford Credit's historical experience shows that a single ABS rate has been highly effective in projecting the amortization of pools of auto retail installment sale contracts. Please see Exhibit A, which shows the actual pool balance amortization for one of our recently paid off securitization transactions versus the forecast pool balance amortization derived using the various ABS rates presented in the prospectus supplement for the transaction. As you can see, the actual pool balance amortization tracks very closely with the forecast pool balance amortization derived using the ABS rate of 1.3% that was used to price the transaction.

Our historical experience also shows that the rate is very stable over time, which can be attributed to the fact that auto retail installment sale contracts, in contrast to residential mortgages, for example, do not experience significant voluntary prepayments as interest rates decline. This is true for several reasons, including (a) because there is a smaller benefit of refinancing due to the short-term nature and smaller principal amount of auto retail installment sale contracts as compared with mortgages, (b) because many contracts have the benefit of manufacturer sponsored low-APR financing that obligors are less likely to refinance and (c) because there is a more limited market for vehicle refinancing than for mortgage refinancing.

Finally, auto retail installment sale contract securitizations are priced using a single ABS rate, and market participants, including buyers of residual interests, typically use a single ABS rate to fair value transaction cash flows. While actual ABS rates will vary compared with the initial planning assumptions, the differences tend to be small. Also, actual ABS rates will vary from transaction to transaction due to differences in collateral characteristics; however, these differences (if deemed material) can be accounted for in the planning assumptions. Given the consistency of Ford Credit's securitized pool characteristics and securitization structure, changes to our ABS rate are made infrequently. Over the last 10 years, Ford Credit has used ABS rates between 1.3% and 1.5% in the pricing of its U.S. public auto retail installment sale contract securitizations.

For the reasons stated above, we believe that the use of a single ABS rate to calculate the fair value of the residual interest is appropriate, and have not made any changes to the disclosure in this regard.

Receivables

Depositor Review of Receivables, page 51

*11.	We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).*

We confirm that we will furnish a Form ABS-15G to the Commission at least five business days before the first sale in any offering under the Registration Statement making publicly available the findings and conclusions of any third-party due diligence report obtained by the sponsor, the depositor or the underwriters.

Representations About the Receivables, page 53

*12.	Please confirm that there is no material risk that the ability of Ford Credit, as sponsor and as servicer, to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1108(b)(4) of Regulation AB.*

5

We confirm that we do not believe there is a material risk that the ability of Ford Credit, as sponsor and as servicer, to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. We note that in our experience of securitizing our retail installment sale contracts, we have never received a repurchase demand and have not made any material repurchases of assets due to breach of representations or servicer covenants.

Asset Representations Review, page 54

13.   Please tell us whether defaulted and/or charged-off receivables are included in the calculation of the delinquency trigger.

In calculating the delinquency trigger, we will include all receivables that are more than 60 days delinquent, including delinquent receivables with bankrupt obligors, but excluding receivables in repossession status or that have been charged off. We disclose this on page 51 of the prospectus and will clarify this disclosure with respect to receivables in repossession status.

This calculation is consistent with our long-standing practice for reporting delinquencies in our securitizations of retail installment sale contracts where for each payment date we report delinquent receivables (in 31-day buckets), vehicle repossession inventory and losses on charged-off receivables reflecting the progression of accounts from one status to another. If a delinquent receivable becomes subject to repossession, the receivable is no longer reported in delinquencies but is reported in repossession inventory. If the repossessed vehicle is subsequently sold at auction and liquidation proceeds are received, the receivable is then charged off and the loss on the receivable is calculated and reported in net losses. A receivable is not reported in more than one category for any period.

14.   We note that investors must call for a vote within [60] days of the occurrence of the delinquency trigger. Because the investor report and the Form 10-D are the primary mechanisms by which the occurrence of a delinquency trigger is communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether the delinquency trigger warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe [60] days is sufficient time for investors to call for a vote taking into account these procedures and timelines.

We have revised the disclosure on page 52 to indicate that the time period for demanding a vote will start on the date the Form 10-D reporting the occurrence of the delinquency trigger is filed on EDGAR, and we have also extended the time period to 90 days to allow investors more time to evaluate whether to call for a vote to direct a review and communicate with other investors about exercising this right. We believe that this will provide sufficient time for investors to use the investor communication mechanism and demand a vote. For example, if a delinquency trigger occurs on April 30th, it would be reported in the monthly investor report for the April collection period, which we make available on our public website on May 15th, and reported in the Form 10-D filed no later

than May 30th, and investors would have until August 28th to demand a vote. Investor communication requests received between May 15th and May 31st would be required to be reported in the Form 10-D for the May collection period, which would be filed no later than June 30th, giving the investors about 60 days before the 90-day period ends to communicate and demand a vote. Investor communication requests received in June would be reported in the Form 10-D for the June collection period, which would be filed no later than July 30th, giving investors about 30 days before the 90-day period ends to communicate and demand a vote. Set forth below is a graphical presentation of the timeframes described above.


90 Day Period to Demand a Vote
Delinquency Trigger Occurrence
Delinquency Trigger 10-D Filing Deadline
Noteholder deadline to Demand a Vote
4/30
5/30
8/28
60 Day Period Prior to Deadline
Receipt of Investor Communication Requests
Investor Communications 10-D Filing Deadline
Noteholder deadline to Demand a Vote
5/15
5/31
6/30
8/28
30 Day Period Prior to Deadline
Receipt of Investor Communication Requests
Investor Communications 10-D Filing Deadline
Noteholder deadline to Demand a Vote
5/31
6/30
7/30
8/28

We believe this time period strikes an appropriate balance between the rights of investors to communicate and demand a vote for a review, and the interests of the issuer and sponsor to have certainty about whether an asset representations review will be conducted after the occurrence of a delinquency trigger. We also note that our auto retail installment sale contract securitizations historically experience a gradual, upward sloping 61+-day delinquency curve, and it is unlikely that the delinquency trigger would occur without any prior pool performance concerns. Therefore, investors will be able to monitor the delinquency rate and can communicate with other investors about rising delinquency rates in advance of the occurrence of a delinquency trigger, which allows even more time for investors to use the investor communication mechanism.

15. We also note that the vote of the noteholders will remain open for [30] days. It appears, that such a narrow time window could make it difficult for investors to use the shelf investor communication mechanism in connection with the asset review vote. Please revise.

We have revised the disclosure on page 52 to indicate that investors will have until 150 days after the date that the Form 10-D indicating that the delinquency trigger has occurred is filed on EDGAR to vote for a review. Therefore, investors would have about 60 days after the end of the demand period to vote for a review, and even more time if the

demand is made before the end of the demand period. Using the example giving in the previous response, if a delinquency trigger occurs on April 30th, investors would have until October 30th to vote for a review. We also note that the 150-day period for voting would include the 90-day period given to investors to demand a vote, and we expect that investors would communicate about both demanding a vote and actual voting during the demand period, and would not wait until the demand has been made to communicate about voting for a review.

16.   Please remove the 50% voting quorum requirement for the asset review vote, as a quorum provision is not included as a permissible restriction under General Instruction I.B.1(b)(C) of Form SF-3, which states, in part, that "the agreement not require more than: (a) 5% of the total interest in the pool in order to initiate a vote and (b) a simple majority of those interests casting a vote to direct a review by the asset representations reviewer." Please see also Section V.B.3.(a)(2)(c)(i)(b) of Release No. 33-9638 (Sept. 4, 2014) ("the 2014 Regulation AB II Adopting Release") in which the Commission stated that final asset review shelf requirement does not allow the transaction parties to add additional restrictions or requirements on the shelf triggers "in order to make it more onerous for investors to utilize the provision."

We respectfully disagree that a quorum requirement was intended to be impermissible. The provision in General Instruction I.B.1(b)(C) of Form SF-3 only provides for the required voting percentage, and does not preclude a quorum requirement, which is a standard requirement in voting provisions in all indentures. We also note that Commission stated in the 2014 Regulation AB II Adopting Release that "[u]nder the final rule, *the transaction parties will be able to specify the percentage of investor's interest required to direct a review*, provided that the threshold of approval shall be no more than a simple majority of those interests casting a vote." (page 57280; emphasis added). Because the highlighted language is stated in addition to the "simple majority of those interests casting a vote" language that is found in General Instruction I.B.1(b)(C) of Form SF-3, the implication is that a quorum requirement is permitted, provided only that the resulting vote is decided by a simple majority (as opposed to a super-majority or unanimous requirement, for instance). If a quorum requirement is not permitted, transactions participants, including other investors, are faced with the odd result that more investors are required to demand a vote for a review than are required to actually vote for the review to occur.

We also disagree that a quorum requirement is an onerous provision for investors. First, as stated above, quorum requirements are standard in the voting provisions in all indentures, most often to ensure that a minimum number of investors participate in a vote so that a small minority of investors cannot take action that could adversely affect other investors. Second, because the costs of a review will be paid at a senior level in the deal waterfall, ahead of interest and principal on the notes, all noteholders will be "exposed" to the risk that the costs of a review could result in deal cash flows being insufficient to make payments on the notes. Without a quorum requirement, a small number of investors, or even a single investor, perhaps with unfounded or frivolous claims, would have the ability to direct a review, even if a large majority of investors did not support the review and would be exposed to the costs of the review, which would be contrary to the Commission's stated intention that "a simple majority threshold will help to reduce potentially frivolous claims." A quorum requirement is entirely appropriate to ensure that

a broader range of investors express their views and ensure that the rights of all investors are protected against activist investors or even more senior or subordinated investors who may have differing interests. Finally, we believe a voting quorum is appropriate given the consistent performance of our receivables and the absence of repurchase demands or other evidence of origination, purchasing and underwriting weaknesses in our securitized pools.

For the reasons stated above, we request that the staff reconsider its comments on this requirement and recognize the benefits of a quorum requirement to all investors.

17.   *We note your description under "– Asset Representations Review" on page 55 of a sample review process. General Instruction I.B.1.(b)(D) of Form SF-3 requires the asset representations reviewer, at a minimum, to review <u>all assets</u> that are 60 days or more delinquent…" (emphasis added). Please revise accordingly.*

While we continue to believe that sampling is appropriate and cost effective for an asset representations review in our securitizations of auto retail installment sale contracts, we have removed the language from page 53 of our prospectus such that all assets that are more than 60 days delinquent would be reviewed if a review were required.

18.   *While we note your disclosure that the asset representations reviewer will provide the final results of its review, please provide disclosure in this section clarifying which transaction party will make a determination that non-compliance with the representations and warranties constitutes a breach of a contractual provision.*

In our auto retail installment sale contract securitizations, the sponsor or the depositor may discover a breach of representations itself, or the owner trustee or indenture trustee may notify the sponsor or the depositor of a breach of the representations. If the breach has a material adverse effect on any receivable, the sponsor or the depositor is obligated to repurchase it from the trust. However, neither the owner trustee nor the indenture trustee is obligated to monitor or investigate the receivables for non-compliance with the representations or to make a determination that non-compliance with the representations has a material adverse effect on a receivable or is a breach of the transaction documents. This is disclosed on page 51 of our prospectus. We believe this is appropriate for auto retail installment sale contract securitization and is consistent with the role and standard of care of trustees under the indenture as well as shelf eligibility requirements.

Furthermore, noteholders have rights to require an asset representations review in certain circumstances, communicate with other investors, make repurchase requests or demands and refer unresolved repurchase requests to dispute resolution. They will also have access to loan level data about the receivables for securitization transactions after November 2016. Once any repurchase request or demand or notice of breach is provided to the sponsor or the depositor, they would investigate the breach and repurchase the receivable if the breach has a material adverse effect on the receivable and cannot be corrected. Given the relative principal amount of auto retail installment sale contracts, the strong alignment of interests and risk retention, the sponsor and depositor will be motivated to repurchase a receivable or receivables if there is a breach or representations instead of incurring the significant time and expense of a dispute resolution proceeding

and potential unfavorable relations with its ABS investors. We have added additional disclosures on pages 50 and 51 to more fully describe the breach of representations and receivables repurchase obligations and process.

We currently disclose on page 89 that the asset representations reviewer is not responsible for making this determination, as required by General Instruction I.B.1.(b)(C) of Form SF-3. We have added additional disclosure to make this clear on page 53.

19. *Please revise your disclosure to clarify to which party the asset representation reviewer will provide its report.*

We disclose that the asset representations reviewer will provide its report to the trust, the servicer and the indenture trustee on page 89, and have revised our disclosure to make this clear on page 53 as well.

Dispute Resolution for Repurchase Requests, page 56

20. *Please revise your disclosure to clarify that investors may utilize the dispute resolution provision and explain the process that they will use to notify the transaction parties of a repurchase requests and a referral to dispute resolution.*

We have revised our disclosure on page 53 to clarify that investors may use the dispute resolution provision and may refer a matter to dispute resolution by notice to Ford Credit or the depositor. We have revised our disclosure on page 50 to clarify that investors may make repurchase demands or requests by notifying the indenture trustee, who is obligated to notify Ford Credit or the depositor under the indenture. We have revised our disclosure on page 64 to clarify how investors may communicate with the transaction parties.

21. *We note that a requesting party must provide notice of its choice to mediate or arbitrate to the appropriate party within [30] days of the end of the 180-day period. Please revise to clarify how the requesting party will be informed of the status of the repurchase request given the limited window of time to refer the matter to mediation or arbitration.*

The status of repurchase requests or demands, if any, would be reported on Form ABS-15G within 45 days after the end of each calendar quarter. Given this timing, we have revised the notification time period to 90 days and added other clarifying disclosures on pages 50 and 53.

22. *We note your statement that in the case of an arbitration, "[e]ach party will be responsible for its own attorney fees, expert fees and, except as described above, its other fees related to the arbitration." This appears to conflict with the immediately preceding sentence and the requirement in General Instruction I.B.1.(c)(B) of Form SF-3. Please delete.*

We have deleted the language noted above and clarified that arbitration fees and expenses will be paid as determined by the arbitrator on page 54.

23. *We note your disclosure on page 56 that "[i]f it selects arbitration, the requesting party will give up its right to sue in court," and your disclosure on page 57 that "[t]he final*

determination of the arbitrator[s] will be final and non-appealable unless the determination is against Ford Credit or the depositor and exceeds the cost of the requested repurchase (excluding the costs of the arbitration as awarded by the arbitrator[s]), then Ford Credit or the depositor, as applicable, has a right to appeal the determination to a court of competent jurisdiction." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise or advise.

> We have revised the disclosure to delete the reference to the ability of Ford Credit or the depositor to appeal the determination of the arbitrator and made other clarifications on page 54.
>
> We have retained the disclosure that the requesting party may not sue in court if it chooses arbitration and that the arbitrator's ruling is final and non-appealable. We believe that these are standard provisions in arbitration clauses, and understand that they are typical in arbitration clauses utilized by broker-dealers regulated by the SEC and FINRA in their retail brokerage agreements. We do not agree that these provisions limit the options available to investors for resolving a dispute, as investors always have the right to request mediation or arbitration or to bring suit in an appropriate court in the first instance. However, if an investor elects to refer a dispute to arbitration, then they should not also have the right to pursue that dispute in court, either at the same time or after arbitration is concluded or as an appeal of an arbitration decision, as that defeats the entire purpose of arbitration and would give the investor the ability to continue to pursue remedies if it is not successful in arbitration. We note the language you quote from the 2014 Regulation AB II Adopting Release, but do not believe that that language was intended to mean that arbitration cannot be binding and non-appealable. Rather, that statement was made in response to a comment that binding arbitration should be the "single form of dispute resolution", and thus should only be read in that context as not permitting arbitration as the only option in the first instance. Finally, please note that neither of these provisions are traditionally read to mean that a party in arbitration cannot pursue certain remedies in respect of the arbitration award in court. As we note in the disclosure, either party has the right to enter and enforce an arbitration award in court. In addition, either party may always attempt to confirm or vacate an arbitration award under the Federal Arbitration Act or similar state law in appropriate circumstances, such as for fraud, bias or prejudicial misbehavior by the arbitrator. While we do not believe these actions are restricted by the language of either of these provisions, we have added clarifying language to this effect on page 54.

Description of the Notes

Noteholder Communication, page 67

24.   We note your disclosure that the trust or the servicer will include in each Form 10-D any request received from an investor to communicate with other investors. Please revise your disclosure to include disclosure about how the expenses associated with the investor

communication provision, if any, will be paid. See Section V.B.3.(a)(4) of the 2014 Regulation AB II Adopting Release and Instruction to General Instruction I.B.1(d) of Form SF-3.

> We have added the requested disclosure on page 64. We note that the incremental expense of including an investor communication request in a Form 10-D report are de minimis and would be paid, if any, by the servicer who prepares the Form 10-D on behalf of the trust.

Description of the Notes, page 57

25.   We note your disclosure on pages 65, 67 and 88 that the indenture trustee will not be required to take action in response to requests, demands or directions of the noteholders unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction. We believe that such a requirement would not satisfy the shelf eligibility requirements as it would undermine General Instruction I.B.1(c)(B) of Form SF-3 regarding dispute resolution. Additionally, with respect to asset representations reviews, such a requirement would unduly discourage noteholders from calling for a vote and make it more onerous for investors to utilize the provision. Accordingly, please remove or revise.

> We have removed this language from our disclosure of the general provision regarding how noteholders may communicate with the indenture trustee on page 64. We have revised our disclosure on page 62 to clarify that this provision is limited to the remedies relating to the enforcement of the indenture following an event of default (e.g., seizing and liquidating the collateral, etc.). These remedies are typically taken by the indenture trustee on behalf of all noteholders and cannot be taken by individual noteholders unless the indenture trustee has failed to take the action following request by the noteholders as described in this section. We have revised our disclosure on page 88 to clarify that this restriction does not apply to noteholder requests regarding an asset representations review.

Servicing the Receivables and the Securitization Transaction, page 79

26.   Please revise to disclose whether the servicer is required or permitted to provide advances of funds regarding collections, cash flows or distributions, including interest or other fees charged for such advances. Refer to Item 1108(c)(4) of Regulation AB.

> We have added a statement on page 78 that the servicer is not required or permitted to make advances of funds.

27.   We note that the servicer acts as custodian and maintains custody of the receivables files. Please revise your disclosure to describe material arrangements regarding the safekeeping and preservation of the files. Refer to Item 1008(c)(6) of Regulation AB.

> We have revised our disclosure on page 31 to more fully describe the arrangements for safeguarding and preservation of the receivable files. We have also added a cross-reference on page 80 to the detailed description of these arrangements.

Transaction Parties

Asset Representations Reviewer, page 90

28.   We note your statement that "[t]he asset representations reviewer is an 'eligible asset representations reviewer.'" Please add language to clarify that the asset representations reviewer will be required to be an eligible asset representations reviewer at all times throughout the life of the transaction.

> We have added disclosure on page 89 to clarify the eligibility requirements of the asset representations reviewer and the rights of the transaction parties to replace the asset representations reviewer if this eligibility is not maintained.

Servicing the Receivables and the Securitization Transaction

Transaction Fees and Expenses, page 91

29.   Your disclosure here and on pages 54 and 90 indicate that there are three components to the total fees paid to the asset representations reviewer: upfront, annual and per review fees. Please revise to clarify whether the amount listed in the table here will include all three components. If the amount does not include such fees, then separately disclose the amount of upfront, annual and review fees in this table. Please provide the formula or method of calculation for any fees that are not fixed amounts. Please clarify whether all fees will be paid by the trust and the timing of payment. Refer to Item 1113(c) of Regulation AB.

> We have revised our disclosures on pages 87, 88, 90 and 91 to clarify the fees of the asset representations reviewer and other transaction parties and how and when they are paid and the presentation of these fees in the fee table.

30.   We note your entry on the table that the servicing fee monthly amount will be 1/12 of 1.00% of the pool balance. We also note your statement under "Servicing the Receivables and the Securitization Transaction – Servicing Fees" on page 79 that "[t]he servicer will earn a servicing fee each month equal to 1% of the pool balance on the first day of the month." Please reconcile.

> We have corrected our disclosure on page 78 to reconcile this point.

Exhibit 36.1

31.   We note your certification does not follow the specific form and content provided in Item 601(b)(36) of Regulation S-K. Specifically, the title of the certification should only state "Certification," and your introductory sentence includes the title of the certifying individual. Please revise.

> We have corrected the title and introductory sentence of Exhibit 36.1 as requested.

<center>* * * * *</center>

Please call me at (313) 594-9876 if you have any questions about our response letter and revised submission.


Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas


cc: Samuel P. Smith, Ford Credit Auto Receivables Two LLC
       Joseph P. Topolski, Katten Muchin Rosenman LLP

Exhibit A



FCAOT 2011-A Amortization: Actual vs. Forecast
Pool Factor
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Period (Months)
Forecast 0.3 ABS
Forecast 1.3 ABS
Forecast 2.3 ABS
Actual Pool Factor
Forecast 0.3 ABS
Forecast 1.3 ABS
Forecast 2.3 ABS

Source: Ford Credit, Intex Dealmaker

As filed with the Securities and Exchange Commission on _____, 2015

Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SF-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FORD CREDIT AUTO RECEIVABLES TWO LLC
(Depositor for the trusts described herein)
(Exact name of registrant as specified in its charter)
A Delaware Limited Liability Company
IRS Employer Number: 38-3574956
Commission File Number of depositor: 333-54664
Central Index Key Number: 0001129987
One American Road
Dearborn, Michigan 48126
(313) 322-3000

FORD MOTOR CREDIT COMPANY LLC
(Sponsor for the trusts described herein)
(Exact name of sponsor as specified in its charter)
A Delaware Limited Liability Company
Central Index Key Number of sponsor: 0000038009
One American Road
Dearborn, Michigan 48126
(313) 322-3000

SUSAN J. THOMAS
Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126
(313) 594-9876
(Name and Address of Agent for Service)

Copy to:
JOSEPH P. TOPOLSKI
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022-2585
(212) 940-8800

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered[1]	Amount to be Registered[1]	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[2]
Asset Backed Securities	$[ ][3] [4]	100%[3] [4]	$[ ][3] [4]	$[ ][3]

(1)   This registration statement also relates to market-making transactions that may be made by Ford Motor Credit Company LLC, an affiliate of the registrant.
(2)   Calculated in accordance with Rule 457(s) of the Securities Act of 1933.
(3)   [The Depositor as registrant previously registered $[_____] of securities under registration statement No. 333-[_____] filed on [_____], 20[__], $[_____] of which remain unsold. Pursuant to Rule 415(a)(6) of the Securities Act of 1933, the registrant is including such unsold securities and the $[_____] of registration fees previously paid in connection with such unsold securities. The registrant is not required to pay any additional fee with respect to such unsold securities because the unsold securities (and associated fees) are being moved from such prior registration statement to this registration statement. The Proposed Maximum Offering Price Per Unit and the Proposed Maximum Aggregate Offering Price for the unsold securities are estimated solely for the purpose of calculating the registration fee for these unsold securities.]
(4)   An unspecified additional amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[Form of Prospectus]



SUBJECT TO COMPLETION, DATED ______, 20__

$__________

Ford Credit Auto Owner Trust 20__-__

Issuing Entity or Trust
(CIK: ___________)

Ford Credit Auto Receivables Two LLC	**Ford Motor Credit Company LLC**
Depositor	**Sponsor and Servicer**
(CIK: 0001129987)	**(CIK: 0000038009)**

Before you purchase any notes, be sure you understand the structure and the risks. You should read carefully the risk factors beginning on page __ of this prospectus.

The notes will be obligations of the issuing entity only and will not be obligations of or interests in the sponsor, the depositor or any of their affiliates.

The trust will issue:

	Principal Amount	**Interest Rate**	**Final Scheduled Payment Date**
Class A-1 notes(1)	$	%	
Class A-2[a] notes[(2)] ..	}	%	
[Class A-2b notes(2)		one-month LIBOR + ___%]	
Class A-3 notes		%	
Class A-4 notes		%	
Class B notes[(1)]		%	
Class C notes[(1)]		%	
Total.........................	$		

(1) The Class A-1[, Class B and Class C] notes are not being offered by this prospectus.

[(2) The allocation of the principal amount between the Class A-2a and Class A-2b notes will be determined on or before the day of pricing. The trust expects that the principal balance of the Class A-2b notes will not exceed $_____________.]

- The notes will be backed by a pool of car, light truck and utility vehicle receivables purchased by Ford Credit from dealers.
- The trust will pay interest and principal on the notes on the 15th day of each month (or if not a business day, the next business day). The first payment date will be ________, 20__. The trust will pay each class of notes in full on its final scheduled payment date (or, if not a business day, the next business day) if not paid in full before that date.
- The trust will pay principal sequentially to each class of notes in order of seniority until each class is paid in full.
- The credit enhancement for the notes will be a reserve account, subordination, overcollateralization and excess spread.

The pricing terms of the offered notes are:

	Price to Public	**Underwriting Discount**	**Proceeds to the Depositor(1)**
Class A-2[a] notes...........	%	%	%
[Class A-2b notes...........	%	%	%]
Class A-3 notes..............	%	%	%
Class A-4 notes..............	%	%	%
[Class B notes................	%	%	%]
[Class C notes................	%	%	%]
Total............................	$	$	$

(1) Before deducting expenses estimated to be $_______ and any selling concessions rebated to the depositor by an underwriter due to sales to affiliates.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

[NAMES OF UNDERWRITERS]

The date of this prospectus is _________, 20__

This prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and we are not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

[To be included in Rule 424(h) filing of each pay-as-you-go takedown]

[CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered[1]	Amount to be Registered[1]	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[2]
Asset Backed Securities	$_____	100%	$_____	$_____

[1] This registration statement also relates to market-making transactions that may be made by Ford Motor Credit Company LLC, an affiliate of the registrant.
[2] Calculated in accordance with Rule 457(s) of the Securities Act of 1933.]

TABLE OF CONTENTS

READING THIS PROSPECTUS

This prospectus contains information about Ford Credit Auto Owner Trust 20__-__ and the terms of the notes to be issued by the trust. You should only rely on information in or referenced in this prospectus and any information incorporated by reference into the registration statement for this securitization transaction filed with the Securities and Exchange Commission, or "SEC," that includes this prospectus. Ford Credit has not authorized anyone to provide you with different information.

This prospectus begins with the following brief introductory sections:

- *Transaction Diagrams* — separate diagrams show the structure of this securitization transaction, the credit enhancement available for the notes, the order in which available funds are paid on each payment date and the role of each transaction party and transaction document in this securitization transaction,

- *Summary* — provides an overview of the notes, the cash flows in this securitization transaction and the credit enhancement available for the notes, and

- *Risk Factors* — describes the most significant risks of investing in the notes.

The other sections of this prospectus contain more details about the notes and the structure of this securitization transaction. Cross-references refer you to more details about a particular topic or related information elsewhere in this prospectus. The Table of Contents contains references to key topics.

An index of defined terms is at the end of this prospectus.

FORWARD-LOOKING STATEMENTS

Any projections, expectations and estimates in this prospectus are not historical in nature but are forward-looking statements based on information and assumptions Ford Credit and the depositor consider reasonable. Forward-looking statements are about circumstances and events that have not yet taken place, so they are uncertain and may vary materially from actual events. Neither Ford Credit nor the depositor is obligated to update or revise any forward-looking statements, including changes in economic conditions, portfolio or asset pool performance or other circumstances or developments, after the date of this prospectus.

TRANSACTION STRUCTURE DIAGRAM

This diagram is a simplified overview of the structure of this securitization transaction and the credit enhancement available for the notes. You should read this prospectus completely for more details about this securitization transaction.



Ford Motor Credit Company LLC
(sponsor)
$_____________ initial pool balance
Ford Credit Auto Receivables Two LLC
(depositor)
$_____________ initial pool balance
Ford Credit Auto Owner Trust 20__-__
(issuing entity or trust)
Reserve Account Deposit(1)
$___________
Overcollateralization
- Initial amount: $___________ which is ____% of the initial pool balance(2)
- Targeted overcollateralization amount(3)
- Yield supplement overcollateralization amount(4)
Excess Spread(5)
Notes(6)
$__________ Class A-1 notes(7)
$_________ Class A-2[a] notes [Class A-2b notes]
$__________ Class A-3 notes
$__________ Class A-4 notes
$__________ Class B notes
$__________ Class C notes
Residual Interest(8)

---

(1) The reserve account will be funded on the closing date at ___% of the initial pool balance.

(2) Overcollateralization is the amount by which the pool balance or the adjusted pool balance exceeds the principal amount of the notes. The "adjusted pool balance" is the pool balance reduced by the yield supplement overcollateralization amount. Initially, the overcollateralization for the notes will be approximately zero on an adjusted pool balance basis.

(3) The targeted overcollateralization amount will adjust each period and is calculated as described in "*Credit Enhancement — Overcollateralization.*"

(4) The yield supplement overcollateralization amount is part of the targeted overcollateralization amount and is calculated as described in "*Credit Enhancement — Overcollateralization.*"

(5) Excess spread is available, as a portion of available funds, to make required principal payment on the notes and, as a result, provides a source of funds to absorb losses on the receivables and to increase overcollateralization until the targeted overcollateralization amount is reached.

(6) All notes other than the Class C notes benefit from subordination of more junior classes to more senior classes. The subordination varies depending on whether interest or principal is being paid and whether an event of default that results in acceleration occurred. *For more details about subordination, you should read* "*Description of the Notes — Priority of Payments*," "*— Post-Acceleration Priority of Payments*" and "*Credit Enhancement — Subordination.*"

(7) All available funds remaining after payments of the senior fees and expenses of the trust, the interest on the notes, any required priority principal payment and any required deposits in the reserve account, including the portion of the remaining available funds that is excess spread, will be used, first, to pay principal of the Class A-1 notes until paid in full and, then, to pay principal on the remaining notes until the targeted overcollateralization amount is reached.

(8) The residual interest will be held initially by the depositor and represents the right to all funds not needed to make required payments on the notes, pay fees and expenses of the trust or make deposits in the reserve account.

TRANSACTION CREDIT ENHANCEMENT DIAGRAM

This diagram is a simplified overview of the credit enhancement available for the notes on the closing date for this securitization transaction and how credit enhancement is used to absorb losses on the receivables. You should read this prospectus completely for more details about the credit enhancement available for the notes.



Percentage of initial adjusted pool balance
Losses absorbed from the bottom up
Cash flows distributed from the top down
Class A notes(1)
[95.0]%
Class B notes(1)
[3.0]%
Class C notes
[2.0]%
Reserve Account(2)
~[0.5]%
Excess Spread(3)
~[4.0]%
Initial Overcollateralization(4)
~[0.0]%
Total initial Class A notes enhancement of ~[9.5]% as of the closing date

---

(1) All notes other than the Class C notes benefit from subordination of more junior classes to more senior classes. The subordination varies depending on whether interest or principal is being paid and whether an event of default that results in acceleration occurred. *For more details about subordination, you should read* "*Description of the Notes — Priority of Payments*," "*— Post-Acceleration Priority of Payments*" and "*Credit Enhancement — Subordination.*"

(2) On the closing date, the reserve account will be funded at [0.5]% of the initial pool balance, which amount will be greater than [0.5]% of the initial adjusted pool balance.

(3) Excess spread, which appears above on an annualized basis, is available as a portion of available funds to make required principal payment on the notes and, as a result, provides a source of funds to absorb losses on the receivables and to increase overcollateralization until the targeted overcollateralization amount is reached.

(4) Overcollateralization is the amount by which the pool balance or the adjusted pool balance exceeds the principal amount of the notes. Initially, overcollateralization for the notes will be approximately zero on an adjusted pool balance basis.

TRANSACTION PAYMENTS DIAGRAM

This diagram shows how available funds are paid on each payment date. The priority of payments shown in this diagram will apply unless the notes are accelerated after an event of default under the Indenture.


Available Funds for the Payment Date
Indenture trustee, owner trustee, asset representations reviewer and trust amounts due (up to a maximum)
Servicing fees
Interest due on the Class A notes, pro rata based on the principal amount
First Priority Principal Payment, if any
Interest due on the Class B notes
Second Priority Principal Payment, if any
Interest due on the Class C notes
Amount, if any, required to replenish the reserve account
Regular Principal Payment
Indenture trustee, owner trustee, asset representations reviewer and trust amounts due, to the extent not paid above
Remaining Available Funds to the holder of the residual interest in the trust
Principal payments on the notes will be made in the following order of priority:
First, to pay principal on the Class A-1 notes until paid in full
Second, to pay principal on the Class A-2[a] notes[and the Class A-2b notes, pro rata] until paid in full
Third, to pay principal on the Class A-3 notes until paid in full
Fourth, to pay principal on the Class A-4 notes until paid in full
Fifth, to pay principal on the Class B notes until paid in full
Sixth, to pay principal on the Class C notes until paid in full

TRANSACTION PARTIES AND DOCUMENTS DIAGRAM

This diagram shows the role of each transaction party and each transaction document in this securitization transaction. Forms of the transaction documents are exhibits to the registration statement filed with the SEC that includes this prospectus.


Ford Motor Credit Company LLC
(sponsor, servicer and administrator)
Ford Credit Auto Receivables Two LLC
(depositor)
(indenture trustee)
(owner trustee)
(asset representations reviewer)
Ford Credit Auto Owner Trust 20__-__
(issuing entity or trust)
Underwriters
Investors
1
2
3
4
5
6
7

1. PURCHASE AGREEMENT

- the sponsor sells the receivables to the depositor
- the sponsor makes representations to the depositor about the receivables and repurchases ineligible receivables

2. SALE AND SERVICING AGREEMENT

- the depositor sells the receivables to the trust
- the depositor makes representations to the trust about the receivables and repurchases ineligible receivables
- Ford Credit engaged as servicer and performs the servicing duties
- the servicer purchases any servicer impaired receivables or servicer modified receivables

3. INDENTURE

- ___________ appointed indenture trustee
- the trust issues the notes to the depositor and pledges the receivables to the indenture trustee to secure the notes
- the trust applies available funds to pay expenses of the trust and makes payments on the notes

4. TRUST AGREEMENT

- Ford Credit Auto Owner Trust ____-__ established as a Delaware statutory trust
- ___________ appointed owner trustee
- the rights of the holder of the residual interest in the trust established

5. ASSET REPRESENTATIONS REVIEW AGREEMENT

- ___________ engaged as asset representations reviewer
- the asset representations reviewer reviews certain receivables for compliance with representations in certain circumstances

6. ADMINISTRATION AGREEMENT

- Ford Credit engaged as administrator of the trust and performs administrative duties of the trust under the indenture

7. UNDERWRITING AGREEMENT

- the depositor sells the offered notes to the underwriters
- the underwriters purchase the offered notes and offer them to investors

SUMMARY

This summary describes the main terms of the issuance of and payments on the notes, the assets of the trust, the cash flows in this securitization transaction and the credit enhancement available for the notes. It does not contain all of the information that you should consider in making your decision to purchase any notes. To understand fully the terms of the notes and the transaction structure, you should read this prospectus completely, especially "Risk Factors" beginning on page __.

Transaction Overview

The depositor will use the proceeds from the sale of the notes to purchase from Ford Credit a pool of retail installment sale contracts, or receivables, which were purchased by Ford Credit from motor vehicle dealers. The trust will issue the notes to the depositor in exchange for the receivables on the closing date. The depositor will sell the offered notes to the underwriters who will offer them to investors.

Transaction Parties

Sponsor, Servicer and Administrator of the Trust

Ford Motor Credit Company LLC, or "Ford Credit," is a Delaware limited liability company and a wholly-owned subsidiary of Ford Motor Company, or "Ford."

Depositor

Ford Credit Auto Receivables Two LLC, or the "depositor," is a Delaware limited liability company and a special-purpose company wholly owned by Ford Credit.

Issuing Entity or Trust

Ford Credit Auto Owner Trust 20__-__, or the "trust," is a Delaware statutory trust established under a trust agreement between the depositor and the owner trustee.

Owner Trustee

_____

Indenture Trustee

_____

Asset Representations Reviewer

_____

For more information about the transaction parties and their roles in this securitization transaction, you should read "Sponsor and Servicer" and "Transaction Parties."

Closing Date

The trust expects to issue the notes on or about _____, 20__, or the "closing date."

Cutoff Date

The trust will be entitled to collections on the receivables applied on or after _____1, 20__, or the "cutoff date."

Notes

The trust will issue the following notes:

	Principal Amount	Interest Rate
Class A-1 notes[(1)]	$	%
Class A-2[a] notes[[(2)]] ...	} $	%
[Class A-2b notes[(2)]		one-month LIBOR + ___%]
Class A-3 notes	$	%
Class A-4 notes	$	%
Class B notes[[(1)]]	$	%
Class C notes[[(1)]]	$	%

_____
[(1)] The Class A-1[, Class B and Class C] notes are not being offered by this prospectus.
[[(2)] The allocation of the principal amount between the Class A-2a and Class A-2b notes will be determined on or before the day of pricing.]

The Class A-1, Class A-2[a], [Class A-2b,] Class A-3 and Class A-4 notes are collectively referred to as the "Class A notes." The Class A-2[a], [Class A-2b,] Class A-3, Class A-4, [Class B and Class C] notes are being offered by this prospectus and are collectively referred to as the "offered notes" and, together with the Class A-1 notes, the "notes."

[The Class A-2b notes are sometimes referred to as the "floating rate notes." The Class A-2a notes

and the Class A-2b notes are a single class with equal rights to payments of principal and interest.]

The depositor [may initially retain some or all of the notes and] will initially retain [__% of each class of notes and] the residual interest in the trust.

Form and Minimum Denomination

The notes will be issued in book-entry form. The offered notes will be available in minimum denominations of $1,000 and in multiples of $1,000.

Payment Dates

The trust will pay interest and principal on the notes on "payment dates," which will be the 15th day of each month (or, if not a business day, the next business day). The first payment date will be _____, 20__.

The notes, except the Class A-1 notes [and the floating rate notes], will accrue interest on a "30/360" basis from the 15th day of the prior month to the 15th day of the current month (or from the closing date to _____, 20__, for the first period).

The Class A-1 notes [and the floating rate notes] will accrue interest on an "actual/360" basis from the prior payment date (or from the closing date, for the first period) to the following payment date.

The final scheduled payment date for each class of notes is listed below.

	Final Scheduled Payment Date
Class A-1 notes	
Class A-2 notes	
Class A-3 notes	
Class A-4 notes	
Class B notes..............................	
Class C notes	

It is expected that each class of notes will be paid in full earlier than its final scheduled payment date.

For more details about the payment of interest and principal on each payment date, you should read "Description of the Notes — Payments of Interest" and "— Payments of Principal" and "Maturity and Prepayment Considerations — Weighted Average Life."

[Calculation Agent

The "calculation agent" will be the indenture trustee. The calculation agent will determine LIBOR and calculate the interest rate for the floating rate notes.]

Optional Redemption or "Clean Up Call" Option

The servicer will have a "clean up call" option to purchase all of the receivables on any payment date that the pool balance is [10]% or less of the initial pool balance. The servicer may exercise its clean up call only if the purchase price for the receivables is sufficient to pay in full the notes and all fees and expenses of the trust. On the servicer's exercise of its clean up call, the notes will be redeemed and paid in full.

For more information about optional redemption, you should read "Description of the Notes — Optional Redemption or 'Clean Up Call' Option."

Trust Assets

The trust assets will include:

- the receivables and collections on the receivables applied on or after the cutoff date,

- security interests in the financed vehicles,

- proceeds from claims on any insurance policies covering the financed vehicles or the obligors,

- rights to funds in the reserve account and the collection account, and

- rights under the transaction documents for the repurchase and purchase of receivables.

Receivables

The "receivables" that will be sold to the trust are retail installment sale contracts secured by new and used cars, light trucks and utility vehicles, or the "financed vehicles," purchased by Ford Credit from motor vehicle dealers. The purchasers of the financed vehicles who are responsible for making payments on the receivables are the "obligors." As of the cutoff date, the aggregate principal balance of the receivables was $_____, or the "initial pool balance."

Summary characteristics of the receivables as of the cutoff date:

Number of receivables	
Average principal balance	$
Average original amount financed	$
Weighted average APR	%
Weighted average original term	months
Original term greater than 60 months	%
Weighted average remaining term	months
Remaining term greater than 60 months	%
Weighted average FICO® score	
Weighted average loan-to-value ratio	%
Weighted average payment-to-income ratio	%
Subvened APR receivables	%
Commercial use receivables	%
New vehicle	%
Car	%
Light truck	%
Utility	%

For more details about the information in this table, including how it is calculated and defined, and for more information about the characteristics of the receivables, you should read "Receivables — Composition of Receivables."

Servicer

Ford Credit will be the "servicer" of the receivables and this securitization transaction. The servicer is responsible for collecting payments on the receivables, administering payoffs, defaults and delinquencies, and repossessing and liquidating financed vehicles. The servicer will prepare monthly reports on the receivables, payments on the notes and the status of credit enhancements. Ford Credit will also act as custodian and maintain custody of the receivable files.

The trust will pay the servicer a servicing fee on each payment date equal to 1/12 of 1% of the pool balance at the beginning of the prior month.

For more information about the servicer, you should read "Sponsor and Servicer."

Priority of Payments

On each payment date, the trust will use available funds for the prior month to make payments in the order of priority listed below. Available funds will consist primarily of collections on the receivables. This priority will apply unless the notes are accelerated after an event of default under the indenture:

(1) *Transaction Fees and Expenses* — to the indenture trustee, the owner trustee and the asset representations reviewer, the fees, expenses and indemnities due, and to or at the direction of the trust, any expenses of the trust, up to a maximum amount of $_____ per year,

(2) *Servicing Fee* — to the servicer, the servicing fee,

(3) *Class A Note Interest* — to the Class A noteholders, interest due on the Class A notes, pro rata based on the principal amount of the Class A notes,

(4) *First Priority Principal Payment* — to the Class A noteholders, sequentially by class, the amount equal to the excess, if any, of (a) the principal amount of the Class A notes, over (b) the adjusted pool balance,

(5) *Class B Note Interest* — to the Class B noteholders, interest due on the Class B notes,

(6) *Second Priority Principal Payment* — to the Class A and Class B noteholders, sequentially by class, the amount equal to the excess, if any, of (a) the principal amount of the Class A and Class B notes, over (b) the adjusted pool balance, which amount will be reduced by any first priority principal payment on that payment date,

(7) *Class C Note Interest* — to the Class C noteholders, interest due on the Class C notes,

(8) *Reserve Account* — to the reserve account, the amount, if any, required to replenish the reserve account to its original balance, unless the payment date is on or after the final scheduled payment date for the Class C notes,

(9) *Regular Principal Payment* — to the noteholders, sequentially by class, the amount equal to the greater of (a) the principal amount of the Class A-1 notes and (b) the excess of the principal amount of the notes over an amount equal to the pool balance minus the targeted overcollateralization amount, which amount will be reduced by any first and second

priority principal payments on that payment date),

(10) *Additional Fees and Expenses* — to the indenture trustee, the owner trustee, the asset representations reviewer and the trust, all fees, expenses and indemnities due to the extent not paid in item (1) above, and

(11) *Residual Interest* — to the holder of the residual interest in the trust, all remaining available funds.

The trust will not pay principal on any class of notes until the principal amounts of more senior classes of notes are paid in full.

For more details about what amounts are included in available funds, you should read "Description of the Notes — Funds Available for Payments." For more details about the priority of payments on each payment date, you should read "Description of the Notes — Priority of Payments." For more details about targeted overcollateralization amount and how it is used to determine the principal payable on the notes, you should read "Credit Enhancement — Overcollateralization."

Events of Default

Each of the following will be an "event of default" under the indenture:

- the trust fails to pay interest due on the notes of the controlling class within five days after a payment date,

- the trust fails to pay the principal amount of any class of notes in full by its final scheduled payment date,

- the trust fails to observe or perform a material covenant or agreement in any material respect that is not corrected within a 60-day cure period, and

- a bankruptcy or dissolution of the trust.

If an event of default occurs, other than because of a bankruptcy or dissolution of the trust, the indenture trustee or certain noteholders may accelerate the notes and declare them immediately due and payable. If an event of default occurs because of a bankruptcy or

dissolution of the trust, the notes will be accelerated automatically.

For more details about events of default, acceleration of the notes and other remedies available to noteholders following an event of default, you should read "Description of the Notes — Events of Default and Acceleration." For more details about the priority of payments on each payment date following an event of default and acceleration of the notes, you should read "Description of the Notes — Post-Acceleration Priority of Payments."

Credit Enhancement

Credit enhancement provides protection for the notes against losses on the receivables and potential shortfalls in the amount of cash available to the trust to make required payments. If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date will bear a greater risk of loss than notes having an earlier final scheduled payment date.

The following credit enhancement will be available to the trust.

Reserve Account

On the closing date, the depositor will deposit $_____ in the reserve account, which is ___% of the initial pool balance.

If available funds (excluding reserve account amounts) are insufficient to cover the senior fees and expenses of the trust, including interest payments and any priority principal payments on the notes, the indenture trustee will use amounts in the reserve account to cover the shortfall. The indenture trustee also will use the amounts in the reserve account if needed to pay any class of notes in full on its final scheduled payment date or to pay the notes following an event of default and acceleration of the notes.

If amounts in the reserve account are used, they will be replenished from collections on the receivables on later payment dates after the trust makes all higher priority payments.

For more details about the reserve account, you should read "Credit Enhancement — Reserve Account." For more details about available funds,

you should read "Description of the Notes — Funds Available for Payments."

Subordination

The trust will pay interest to all classes of the Class A notes and then will pay interest sequentially to the remaining classes of notes in order of seniority. The trust will not pay interest on the Class B or Class C notes until all interest due on the Class A notes is paid in full.

The trust will pay principal sequentially to each class of notes in order of seniority (beginning with the Class A-1 notes). The trust will not pay principal on any class of notes until the principal amounts of more senior classes of notes are paid in full.

In addition, if a priority principal payment is required on a payment date, the trust will pay principal to the most senior class of notes outstanding before the payment of interest on the affected subordinated notes on that payment date.

For more details about the priority of payments, including changes to the priority after an event of default and acceleration of the notes, you should read "Description of the Notes — Priority of Payments," "— Post-Acceleration Priority of Payments" and "Credit Enhancement — Subordination."

Overcollateralization

Overcollateralization is the amount by which the pool balance exceeds the principal amount of the notes. Overcollateralization means there will be additional receivables generating collections that will be available to cover losses on the receivables and shortfalls in interest collections due to low-APR receivables. The initial amount of overcollateralization for the notes will be $_____, or _____% of the initial pool balance.

Overcollateralization may also be expressed as a percentage of the "adjusted pool balance," which is the pool balance less the yield supplement overcollateralization amount. The adjusted pool balance as of the closing date will be approximately equal to the aggregate initial principal amount of the notes. This means that, on an adjusted pool balance basis, the overcollateralization for the notes will be approximately zero.

This securitization transaction is structured to use all available funds remaining after payments of the senior fees and expenses of the trust, the interest on the notes, any required priority principal payments and any required deposits in the reserve account, including the portion of the remaining available funds that is excess spread, to make principal payments on the notes until the targeted overcollateralization amount is reached. After reaching the targeted overcollateralization amount, the regular principal payment will be used to maintain the overcollateralization at the targeted level. The targeted overcollateralization amount will adjust each month and generally will equal the sum of (a) the yield supplement overcollateralization amount for that month, plus (b) ___% of the initial adjusted pool balance, plus (c) the excess, if any, of ___% of the current pool balance over ___% of the initial pool balance (the amount required to be in the reserve account). When the pool balance has decreased to the point where ___% of the current pool balance is equal to or less than ___% of the initial pool balance, the targeted overcollateralization amount for each payment date will be the yield supplement overcollateralization amount for that payment date plus ___% of the initial adjusted pool balance.

For more details about the targeted overcollateralization amount, you should read "Credit Enhancement — Overcollateralization."

Yield Supplement Overcollateralization Amount

A substantial number of the receivables have an annual percentage rate or "APR" less than the highest interest rate paid on the notes. To compensate for the low APRs on these receivables, the notes are structured with a type of overcollateralization known as yield supplement overcollateralization. In effect, yield supplement overcollateralization recharacterizes principal collections into interest to increase excess spread by applying a discount rate to scheduled payments on the receivables.

The "yield supplement overcollateralization amount" for each payment date approximates the present value of the amount by which future payments on receivables with APRs below a stated rate are less than future payments would be on those receivables if their APRs were equal to the stated rate. The stated rate is set by the depositor at a level that will result in an amount of excess spread sufficient to obtain the ratings on the notes and will at least equal the highest

interest rate on the notes plus the servicing fee. The yield supplement overcollateralization amount is included in the targeted overcollateralization amount for each payment date.

For more details about the calculation of the yield supplement overcollateralization amount and its effect on the payment of principal, you should read "Credit Enhancement — Overcollateralization."

Excess Spread

For a payment date, excess spread is equal to the excess of (a) the sum of interest collections and principal collections equal to the decline in the yield supplement overcollateralization amount from the prior payment date (or the closing date for the first payment date), over (b) the sum of senior fees and expenses of the trust, interest on the notes and any required deposits in the reserve account. Any excess spread will be applied on each payment date, as part of available funds, to make principal payments on the Class A-1 notes until paid in full and then to make principal payments on the most senior class of notes to the extent necessary to reach the targeted overcollateralization amount.

In general, excess spread provides a source of funds to absorb losses on the receivables. To the extent the amount of excess spread exceeds the amount of any losses, it is available to pay principal on the notes. This causes the principal of the notes to be paid more rapidly than the principal of the receivables, which increases the overcollateralization as described in *"Description of the Notes — Payments of Principal."*

For more details about the use of excess spread as credit enhancement, you should read "Credit Enhancement — Excess Spread."

Repurchases and Purchases of Receivables

Repurchase of Receivables for Breach of Representations

Ford Credit will make representations about the origination, characteristics, terms and status of each receivable. If a representation is later determined to be untrue, then the receivable was not eligible to be sold to the depositor or the trust. If a breach of a representation has a material adverse effect on a receivable, Ford Credit must repurchase the receivable unless it corrects the

breach before the date it is required to repurchase the receivable.

For more details about the representations made about the receivables and Ford Credit's repurchase obligation if these representations are breached, you should read "Receivables — Representations About Receivables" and "— Obligation to Repurchase Receivables". For more information about when the asset representations reviewer may review certain receivables for compliance with the representations, you should read "Receivables — Asset Representations Review."

Purchase of Receivables for Servicer Actions

If Ford Credit as servicer materially impairs a receivable, it must purchase the impaired receivable unless it corrects the impairment. In addition, Ford Credit as servicer must purchase a receivable from the trust if it makes specific modifications, including if it grants payment extensions resulting in the final payment date of the receivable being later than the final scheduled payment date of the Class C notes. The servicer also must purchase a receivable if it modifies the amount financed or the APR of the receivable or rewrites or reschedules the contract to increase the number of originally scheduled payment due dates of the receivable.

For more details about the servicer's obligation to purchase receivables, you should read "Servicing — Servicer Modifications and Obligation to Purchase Receivables."

Controlling Class

Holders of the controlling class will control the ability to make some decisions about the trust, including whether to declare or waive events of default and servicer termination events, or accelerate the notes, cause a sale of the receivables or direct the indenture trustee to exercise other remedies following an event of default. Holders of notes that are not part of the controlling class will not have these rights.

The "controlling class" will be the outstanding classes of the Class A notes, voting as a single class, as long as any Class A notes are outstanding. After the Class A notes are paid in full, the most senior class of notes outstanding will be the controlling class.

Ratings

The depositor expects that the notes will receive credit ratings from __ nationally recognized statistical rating organizations, or "rating agencies."

The ratings of the notes will reflect the likelihood of the timely payment of interest on, and the ultimate payment of principal of, the notes according to their terms. Each rating agency rating the notes will monitor its ratings using its normal surveillance procedures. A rating agency may change or withdraw an assigned rating at any time. A rating action taken by one rating agency may not necessarily be taken by another rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes.

Tax Status

If you purchase a note, you agree by your purchase that you will treat your note as debt for U.S. federal, state and local income and franchise tax purposes.

_____ will deliver its opinion that, for U.S. federal income tax purposes:

- the offered notes will be treated as debt, and

- the trust will not be classified as an association or publicly traded partnership taxable as a corporation.

For more information about the application of U.S. federal, state and local tax laws, you should read "Tax Considerations."

ERISA Considerations

The offered notes generally will be eligible for purchase by employee benefit plans.

For more information about the treatment of the notes under ERISA, you should read "ERISA Considerations."

Investment Considerations

The trust is not registered or required to be registered as an "investment company" under the Investment Company Act of 1940 and, in making this determination, is relying on the exemption in [Rule 3a-7] of the Investment Company Act of 1940, although other exclusions or exemptions may also be available to the trust. The trust is structured not to be a "covered fund" under the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the "Dodd-Frank Act," commonly known as the Volcker Rule.

Contact Information for the Depositor

Ford Credit Auto Receivables Two LLC
c/o Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Ford Credit SPE Management Office
Telephone number: (313) 594-3495
Fax number: (313) 390-4133

Contact Information for the Servicer

Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Securitization Operations Supervisor
Telephone number: (313) 206-5899
Fax number: (313) 390-4133
Website: www.fordcredit.com

CUSIP Numbers

	CUSIP
Class A-2[a] notes	
[Class A-2b notes]	
Class A-3 notes	
Class A-4 notes	
Class B notes	
Class C notes	

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase any of the notes.

The assets of the trust are limited and are the only source of payment for your notes

The trust will not have assets or sources of funds other than the receivables and related property it owns. Credit enhancement is limited. Your notes will not be insured or guaranteed by Ford Credit or any of its affiliates or anyone else. If these assets or sources of funds are insufficient to pay your notes in full, you will incur losses on your notes.

The timing of principal payments on your notes is uncertain

Faster than expected rates of prepayments on the receivables will cause the trust to make payments of principal on your notes earlier than expected and will shorten the maturity of your notes. Prepayments on the receivables will occur if:

- obligors prepay their receivables,

- the servicer receives liquidation proceeds on defaulted receivables,

- the servicer receives proceeds from physical damage, credit life or other insurance policies covering the financed vehicles or the obligors,

- the servicer purchases modified or impaired receivables, and

- the depositor or Ford Credit repurchases ineligible receivables.

A variety of economic, social and other factors will influence the rate of prepayments on the receivables. In addition, cash vehicle buyers who nevertheless finance their vehicle purchase with Ford Credit to obtain cash rebate financing incentives often pay off their accounts within the first few months of the contract term. No prediction can be made about the actual prepayment rates that will occur for the receivables.

[Similarly, if interest rates fall below the rates at the time of issuance of the floating rate notes, there will be additional excess spread available to pay principal on the notes. If interest rates rise above the rates at the time of issuance of the floating rate notes, there will be less excess spread available to pay principal on the notes.]

If you receive principal payments on your notes earlier than expected due to prepayments on the receivables at a time when interest rates are lower than interest rates would have been had those prepayments not been made or had those prepayments been made at a different time, you may not be able to reinvest the principal in a comparable security with an effective interest rate equivalent to the interest rate on your notes. Similarly, if principal payments on your notes are made later than expected due to slower than expected prepayments or payments on the receivables, you may lose reinvestment opportunities. In addition, if the notes were purchased at a discount and prepayments are slower than expected, your yield may be reduced. You will bear all reinvestment risk resulting from receiving payments of principal on your notes earlier or later than expected.

In addition, your notes will be paid in full before maturity if the servicer exercises its clean up call.

For more information about the timing of repayment and other sources of prepayments, you should read "Maturity and Prepayment Considerations."

[The Class B and Class C notes will be subject to greater risk because of subordination

The Class B notes will bear greater risk than the Class A notes because no interest will be paid on the Class B notes until all interest on the Class A notes is paid in full, and no principal will be paid on the Class B notes until the principal amount of the Class A notes is paid in full. The Class C notes bear even greater risk because of similar subordination to more senior classes of notes. Failure to pay interest on subordinated notes that are not part of the controlling class will not be an event of default.]

Overcollateralization may not increase as expected

The overcollateralization is expected to increase to the targeted overcollateralization amount as excess spread is used to pay principal of the notes in an amount greater than the decrease in the pool balance from the amortization of the receivables. It is not certain that the targeted overcollateralization amount will be reached or maintained, or that the receivables will generate sufficient collections to pay your notes in full.

For a more information about overcollateralization as a form of credit enhancement for your notes, you should read "Credit Enhancement — Overcollateralization."

An event of default and acceleration of the notes may result in earlier than expected payment of your notes or losses on your notes

An event of default may result in an acceleration of payments on your notes. If collections on the receivables and the proceeds of any sale of receivables are insufficient to pay the amounts owed on your notes, you may have delays in payments or losses on your notes. If your notes are paid earlier than expected, you may not be able to reinvest the principal at a rate of return that is equal to or greater than the rate of return on your notes. If the notes are accelerated after an event of default, the trust will not pay interest or principal on any notes that are not part of the controlling class until all interest and principal on the notes of the controlling class is paid in full.

For more details about events of default and acceleration of the notes, you should read "Description of the Notes — Events of Default and Acceleration." For more details about the change in the priority of payments following events of default and acceleration of the notes, you should read "Description of the Notes — Priority of Payments" and "— Post-Acceleration Priority of Payments."

Bankruptcy of Ford Credit could result in delays in payment or losses on your notes

If Ford Credit becomes subject to a bankruptcy proceeding, you may have delays in payment or losses on your notes. A bankruptcy court could conclude that Ford Credit effectively still owns the receivables because the sale of the receivables to the depositor was not a "true sale" or the assets and liabilities of the depositor should be consolidated with those of Ford Credit for bankruptcy purposes. If a court were to reach this conclusion, you may have delays in payment or losses on your notes due to:

- the "automatic stay" of the U.S. federal bankruptcy laws that prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the bankruptcy court and other U.S. federal bankruptcy laws that permit substitution of collateral in limited circumstances,

- tax or government liens on Ford Credit's property that was existing before the transfer of the receivables to the trust having a claim on collections that are senior to your notes, or

- the trust not having a perfected security interest in the financed vehicles or any cash collections held by Ford Credit at the time the bankruptcy proceeding begins.

In addition, the transfer of receivables by the depositor to the trust, although structured as a sale, may be viewed as a financing because the depositor retains the residual interest in the trust. If a court were to decide that the transfer was not a sale or the depositor was consolidated with Ford Credit in the bankruptcy proceeding, the notes would benefit from a security interest in the receivables but the receivables would be owned by Ford Credit and payments could be delayed, collateral substituted or other remedies imposed by the bankruptcy court that could cause delays in payment or losses on your notes.

Any bankruptcy proceeding involving Ford Credit may also adversely affect the rights and remedies of the trust and payments on your notes in other ways, whether or not the transfer of the receivables is considered a "true sale." For example:

- as noted above, the "automatic stay" may prevent the exercise by the trust and others of their rights and remedies against Ford Credit and others, including the right to replace Ford Credit as servicer or the right to require it to repurchase receivables based on a breach of a representation, and/or

- Ford Credit may be permitted to reject some agreements to which it is a party, including the sale and servicing agreement, and not be required to perform its obligations under those agreements.

For more information about the effects of a bankruptcy on your notes, you should read "Important Legal Considerations — Bankruptcy Considerations."

Performance of the receivables is uncertain and depends on many factors and may worsen in an economic downturn

The performance of the receivables depends on a number of factors, including general economic conditions, unemployment levels, the circumstances of individual obligors, Ford Credit's underwriting standards at origination, Ford Credit's servicing and collection strategies, the resale value of repossessed vehicles and changes in Ford's marketing programs, all of which could result in higher delinquencies and losses on the receivables. Because many of these factors are outside the control of Ford Credit, the performance of the receivables cannot be predicted with accuracy and may result in losses on your notes.

Vehicles that are repossessed are typically sold at auctions as used vehicles. The pricing of used vehicles is affected by supply and demand for those vehicles, which is influenced by many factors including consumer tastes, economic conditions, fuel costs, the introduction and pricing of new vehicle models, the impact of vehicle recalls or the discontinuation of vehicle models or brands. In addition, decisions by Ford about new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. Any adverse impact on the resale value for repossessed vehicles could result in increased losses on the receivables and losses on your notes.

In addition, if an economic downturn occurs, it could worsen the performance of the receivables and used vehicle pricing and delinquencies and losses on the receivables could increase, which could result in losses on your notes.

For more information about the delinquency, repossession and credit loss information for Ford Credit's portfolio of U.S. retail installment sales contracts, you should read "Sponsor and Servicer — Delinquency, Repossession and Credit Loss Information."

Excessive prepayments and defaults on the higher APR receivables may adversely impact your notes

Some of the receivables will have APRs that are less than the interest rate on your notes plus various fees. Payments on receivables with higher APRs help compensate for the payments made on receivables with lower APRs. Excessive prepayments and defaults on the higher APR receivables may adversely impact your notes by reducing the amounts available to make interest and principal payments on your notes.

[The trust will issue floating rate notes, but will not enter into interest rate hedges, which could result in losses on your notes if interest rates rise

The receivables provide for level monthly payments and bear interest at a fixed rate, while the floating rate notes will bear interest at a floating rate based on one-month LIBOR plus a spread. Even though the trust will issue floating rate notes, it will not enter into interest rate hedges or other derivatives contracts to mitigate this interest rate risk.

The trust will make payments on the floating rate notes out of amounts received on the receivables and not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in market interest rates would reduce the amounts available for distribution to holders of all the notes, not just the floating rate notes.

If the floating rate payable by the trust increases to the point at which the amount of interest and principal due on the notes, together with other fees and expenses payable by the trust, exceeds the amounts received on the receivables, the trust may not have sufficient funds to make payments on the notes. If the trust does not have sufficient funds to make these payments, you may have delays in payment or losses on your notes.]

Failure to pay principal on a note will not be an event of default until its final scheduled payment date

The trust does not have an obligation to pay a specific amount of principal on any note on any date other than its outstanding amount on its final scheduled payment date. Failure to pay principal on a note will not be an event of default until its final scheduled payment date.

Federal financial regulatory reform could have an adverse impact on Ford Credit, the depositor or the trust

The Dodd-Frank Act is extensive legislation that impacts financial institutions and other non-bank financial companies, like Ford Credit. The Dodd-Frank Act created the Consumer Financial Protection Bureau, a new agency responsible for administering and enforcing the laws and regulations for consumer financial products and services. In September 2014, the Consumer Financial Protection Bureau proposed a rule supervising the largest nonbank automotive finance companies, which would include Ford Credit, which may lead to examinations of nonbank automotive finance companies for compliance with consumer finance protection laws as early as 2015.

In addition, the Dodd-Frank Act increased the regulation of the securitization and derivatives markets. Many of the new requirements are the subject of implementing regulations, some of which have not yet been finalized. Until all implementing regulations are finalized, it is not clear whether the new requirements will have an adverse impact on the servicing of the receivables, on Ford Credit's securitization programs or on the regulation and supervision of Ford Credit, the depositor or the trust.

The Dodd-Frank Act created an alternative liquidation framework under which the FDIC may be appointed as receiver for the resolution of a non-bank financial company if the company is in default or in danger of default and the resolution of the company under law would have serious adverse effects on financial stability in the United States.

It is not clear whether the liquidation framework would apply to Ford Credit, the depositor or the trust. The expectation is that the framework will be invoked only very rarely. Guidance from the FDIC indicates that the framework will be exercised in a manner consistent with the existing bankruptcy laws, which is the insolvency regime that would apply to Ford Credit, the depositor and the trust.

If the FDIC were appointed as receiver for Ford Credit, the depositor or the trust, or if future regulations or FDIC actions are contrary to the FDIC guidance, you may have delays in payment or losses on your notes.

For more information about the framework, you should read "Important Legal Considerations — The Dodd-Frank Act."

Over the past several months, regulatory activity relating to the automotive finance sector and auto securitization increased, particularly for subprime auto finance. Since July 2014, several subprime auto finance companies have reported that the U.S. Department of Justice and/or various state attorneys general have served them with subpoenas requesting information relating to their subprime auto financing practices. Separately, in October 2014 Ford Credit received a voluntary document request from the SEC in connection with its investigation into "certain practices in subprime auto loan ABS." The SEC informed Ford Credit that the request was made to a number of automotive finance companies as part of an industry-wide investigation, and Ford Credit is cooperating with the request.

It is not certain whether this or other regulatory activity, if applicable to Ford Credit, would have an adverse impact on Ford Credit or on Ford Credit's securitization programs or your notes.

Interests of other persons in the receivables or the related financed vehicles could reduce funds available to pay your notes

If another person acquires an interest in a receivable or a related financed vehicle that is superior to the trust's interest, the collections on that receivable or the proceeds from the sale of that financed vehicle may not be available to make payments on your notes. If the trust does not have a perfected security interest in a receivable or a financed vehicle, its ability to repossess and sell the financed vehicle securing a defaulted receivable may be adversely affected. Another person could acquire an interest in a receivable or a financed vehicle that is superior to the trust's interest if:

- the trust does not have a perfected security interest in the receivable or the financed vehicle because Ford Credit's security interest in the receivable or in the financed vehicle was not properly perfected,

- the trust does not have a perfected security interest in the financed vehicle in some states because the servicer will not amend the certificate of title to identify the trust as the new secured party,

- the trust's security interest in the receivable or the financed vehicle is impaired because holders of some types of liens, for instance tax liens or mechanic's liens, may have priority over the trust's security interest, or a financed vehicle is confiscated by a government agency, or

- the trust does not have a perfected security interest in the receivable because Ford Credit did not maintain physical possession, in the case of a tangible contract, or "control," in the case of an electronic contract.

For more information about the security interests in the receivables and financed vehicles, you should read "Important Legal Considerations — Security Interests in the Receivables and Vehicles."

The servicer's ability to commingle collections with its own funds could result in delays in payment or losses on your notes

The servicer will be required to deposit collections on the receivables in the trust's collection account within two business days of applying them to the obligor's account or on a monthly basis, depending on its credit ratings. Until it deposits collections, the servicer may use them at its own risk and for its own benefit and may commingle collections on the receivables with its own funds. If the servicer does not pay these amounts to the trust by the next payment date, which could occur if the servicer becomes subject to a bankruptcy proceeding, you may have delays in payment or losses on your notes.

The absence of a secondary market for your notes, financial market disruptions and a lack of liquidity in the secondary market could adversely affect the market value of your notes and/or limit your ability to resell them

If a secondary market for your notes does not develop it could limit your ability to resell them. This means that if you want to sell your notes before they mature, you may be unable to find a buyer or, if you find a buyer, the selling price may be less than it would have been if a secondary market existed. The underwriters may assist in the resale of notes, but they are not required to do so. If a secondary market does develop, it might not continue, it might be disrupted by events in the global financial markets or it might not be sufficiently liquid to allow you to resell your notes.

You may suffer losses because you have limited control over actions of the trust and conflicts between classes of notes may occur

The trust will pledge the receivables to the indenture trustee to secure payment of the notes. The controlling class may declare an event of default relating to a breach of a material covenant and accelerate the notes after an event of default, and waive events of default (other than failure to pay principal or interest). The controlling class may, in some circumstances, direct the indenture trustee to sell the receivables after an acceleration of the notes even if the proceeds would not be sufficient to pay all of the notes in full. If your notes cannot be paid in full with the proceeds of a sale of the receivables, you will suffer a loss.

The controlling class may terminate the servicer following a servicer termination event and may waive servicer termination events.

Noteholders that are not part of the controlling class will have no right to take these actions. Only the controlling class will have these rights. The controlling class may have different interests from the noteholders of other classes and will not be required to consider the effect of its actions on the noteholders of other classes.

For more details about the actions that the controlling class may direct, you should read "Description of the Notes — Events of Default and Acceleration" and "Servicing — Resignation and Termination of Servicer."

Geographic concentration may result in more risk to you

As of the cutoff date, the billing addresses of the obligors of the receivables are concentrated by initial pool balance in the following states:

_____ ...._____%	
_____ ...._____%	
_____ ...._____%	
_____ ...._____%	

No other state is more than 5% of the initial pool balance. Economic conditions or other factors affecting states with a high concentration of receivables could adversely impact the performance of the receivables and could result in delays in payment or losses on your notes.

[If receivables from any state or geographic region represent 10% or more of the initial pool balance, disclosure of any economic or other factors specific to such state or region that may materially impact the pool or the cash flows to be added.]

Delays in collecting payments could occur if Ford Credit is not the servicer

If Ford Credit resigns or is terminated as servicer, the processing of payments on the receivables and information about collections could be delayed. This could cause payments on your notes to be delayed. Ford Credit may be removed as servicer if it defaults on its servicing obligations or becomes subject to bankruptcy proceedings as described in *"Servicing — Resignation and Termination of Servicer."*

The servicing fee may be insufficient to attract a replacement servicer

If Ford Credit resigns or is terminated as servicer, the servicing fee, which is calculated as a fixed percentage of the pool balance, may be insufficient to attract a replacement servicer or cover the actual servicing costs on the receivables. In particular, the amount of the servicing fee will decline each month as the pool balance declines, but the servicing costs on each account will remain essentially fixed. This risk is greatest toward the end of a securitization transaction when the pool balance has declined significantly. A delay or inability to find a replacement servicer would delay collection activities on the receivables and could delay payments and reports to the noteholders and the indenture trustee, have an adverse impact on amounts collected on defaulted receivables and ultimately lead to delays in payment or losses on your notes.

Receivables that do not comply with consumer protection laws could result in delays in payment or losses on your notes

If a receivable does not comply with U.S. federal and state consumer protection laws, the servicer may be prevented from or delayed in collecting amounts due on the receivable. Also, some of these laws may provide that the assignee of a consumer contract (such as the trust) is liable to the obligor for any failure of the contract to comply with these laws. This could result in delays in payment or losses on your notes.

For more details about consumer protection laws relating to the receivables, you should read "Important Legal Considerations — Receivables Contracts and Vehicles — Consumer Protection Laws."

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes

The ratings on the notes are not recommendations to purchase, hold or sell the notes and do not address market value or investor suitability. The ratings reflect each rating agency's assessment of the future performance of the receivables, the credit enhancement available for the notes and the likelihood of repayment of the notes. The notes may not perform as expected and the ratings may be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the receivables, analytical errors or incorrect assumptions. None of the depositor, the sponsor or any of their affiliates will have an obligation to replace or supplement any credit enhancement or to take other action to maintain any ratings on the notes. If the ratings on your notes are reduced, withdrawn or qualified, it could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The sponsor hired ___ rating agencies that are nationally recognized statistical rating organizations, or "NRSROs," and will pay them a fee to assign ratings on the notes. The sponsor has not hired any other NRSRO to assign ratings on the notes and is not aware that any other NRSRO assigned ratings on the notes. However, under SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each NRSRO to make it possible for non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including before the closing date, and none of the sponsor, the depositor, the underwriters or any of their affiliates

will have an obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements. If a non-hired NRSRO assigns an unsolicited rating on the notes, it may be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

You should make your own evaluation of the future performance of the notes and the receivables, the credit enhancement available for the notes and the likelihood of repayment of the notes, and not rely solely on the ratings on the notes.

[The allocation of the principal amount of the Class A-2 notes is unknown

The allocation of the principal amount of the Class A-2 notes between the Class A-2a notes and the Class A-2b notes may not be determined until the day of pricing. A higher allocation to the floating rate notes will correspondingly increase the exposure of the trust to increases in the interest rate payable on the floating rate notes. In addition, a reduction in liquidity in the secondary market for the Class A-2a or Class A-2b notes may result if either class has a small principal amount compared to the other.]

Retention of notes by the depositor could adversely affect the market value of your notes and/or limit your ability to resell your notes

The depositor may retain some of the notes. As a result, the market for a retained class of notes may be less liquid than would otherwise be the case and, if retained notes are later sold in the secondary market, it could reduce demand for notes of that class already in the market, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

SPONSOR AND SERVICER

General

Ford Credit was established in 1959 to provide financing for Ford vehicles and support Ford dealers. Ford Credit is a Delaware limited liability company and is a wholly-owned subsidiary of Ford.

Ford Credit provides a wide variety of automotive financing products to and through motor vehicle dealers throughout the world. Ford Credit's primary financing products are:

- *Retail financing* — purchasing retail installment sale contracts and leases from dealers, and offering financing to commercial customers, primarily vehicle leasing companies and fleet purchasers, to lease or purchase vehicle fleets,

- *Wholesale financing* — making loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing, and

- *Other financing* — making loans to dealers for working capital, improvements to dealership facilities, and to purchase or finance dealership real estate.

Ford Credit also services the finance receivables and leases it originates and purchases, makes loans to Ford affiliates, purchases some receivables of Ford and its subsidiaries and provides insurance services related to its financing programs.

Ford Credit earns its revenue primarily from:

- payments on retail installment sale contracts and leases that it purchases,

- interest supplements and other support payments from Ford and affiliated companies on special rate financing programs, and

- payments on wholesale and other dealer loan financing programs.

Ford Credit will be the sponsor of the securitization transaction in which the notes will be issued. Ford Credit will be the servicer of the receivables and the securitization transaction and the administrator for the trust.

As sponsor, Ford Credit will be responsible for structuring this securitization transaction, selecting the transaction parties and paying the costs of forming the trust, legal fees of some transaction parties, rating agency fees for rating the notes and other transaction costs. Ford Credit will also select the pool of receivables for this securitization transaction using the criteria described in "*Receivables — Selection of Receivables*." Ford Credit will make representations about the characteristics of the receivables sold to the depositor and sold by the depositor to the trust. If Ford Credit has knowledge or is notified by the trust, the owner trustee or the indenture trustee that a representation was untrue when made and the breach has a material adverse effect on a receivable, Ford Credit must repurchase the receivable unless it corrects the breach in all material respects before the date it is required to repurchase the receivable.

For more information about the representations and repurchase obligations, you should read "Receivables — Representations About Receivables" and "— Obligation to Repurchase Receivables."

Ford Credit's wholly-owned subsidiary, the depositor, will initially retain [__% of each class of notes and] the residual interest in the trust. The residual interest represents the ownership interest in the trust and the right to all funds not needed to make required payments on the notes, pay fees and expenses of the trust or make deposits in the reserve account. [The depositor's retention of __% of each class of notes represents a vertical interest in the securitization transaction.] The residual interest is subordinated

to the notes and represents the first-loss interest in the securitization transaction. The depositor's retained interests will not be hedged by Ford Credit, the depositor or any of their affiliates.

[To be added for offerings after December 24, 2016:] [For more information of about the required retention of credit risk in the transaction by the sponsor, you should read "Credit Risk Retention."]

Ratings of Sponsor and Servicer

As of the date of this prospectus, Ford Credit's senior unsecured debt ratings are:

	DBRS	Fitch	Moody's	S&P
Short-term debt ratings				
Long-term debt ratings				
Outlook				

[Although the rating agencies have raised or indicated a more favorable outlook on Ford Credit's debt ratings recently, the rating agencies had previously lowered Ford Credit's debt ratings and may change the ratings or downgrade Ford Credit at any time.]

Based on its present ratings, Ford Credit, as servicer, will be required to deposit collections on the receivables in the collection account within two business days of applying collections to the obligor's account.

For more information about the deposit of collections, you should read "Servicing — Deposit of Collections."

Securitization Experience

Ford Credit has securitized its assets since 1988.

Ford Credit's securitization programs are diversified across asset classes and markets. Ford Credit sponsors securitization programs for retail installment sale contracts, dealer floorplan receivables and operating leases and the related vehicles. Ford Credit participates in a number of international securitization markets, including the United States, Canada, Europe (primarily in the United Kingdom and Germany), Mexico and most recently China. Ford Credit also participated in the securitization markets in Japan and Australia and other European countries.

In the United States, Ford Credit sponsors a number of securitization and structured financing programs in which it sells receivables in the public markets and in private transactions. In addition to selling receivables to trusts making registered public offerings or private placements of asset-backed securities, Ford Credit regularly sells retail installment sale contracts to a large number of multi-seller asset-backed commercial paper conduits and other banks and financial institutions.

Ford Credit securitizes its assets because the market for securitization of financial assets usually provides the company with a lower cost source of funding than other alternatives, diversifies funding among different markets and investors, and provides additional liquidity. Ford Credit meets a significant portion of its funding requirements through securitizations for these reasons. Securitization is a core component of Ford Credit's funding strategy.

For more information about Ford Credit's securitization programs and its funding strategy, please read Ford Credit's Annual Report on Form 10-K which is available on Ford Credit's website at www.fordcredit.com.

Securitization Program for Retail Installment Sale Contracts

Ford Credit has had an active publicly-registered securitization program for retail installment sale contracts in the United States since 1989 and has issued asset-backed securities in more than ___ transactions under this program. The notes offered by this prospectus are part of this program. [Ford Credit has never received a demand to repurchase any receivable backing asset-backed securities offered in this program due to a breach of representations made about the receivables.] Repurchases of receivables due to Ford Credit's discovery of a breach of representations have been immaterial in this program. [None of the asset-backed securities offered in this program have experienced any losses or events of default and Ford Credit has never taken any action out of the ordinary in any transaction to prevent losses or events of default.]

Origination, Underwriting and Purchasing

Vehicle Financing. Ford Credit purchases completed retail installment sale contracts entered into between retail customers and motor vehicle dealers for the sale and financing of vehicles. When a customer purchases a vehicle from a dealer, the customer and the dealer agree on the purchase price of the vehicle and the purchase of any insurance, service contracts and other products offered by the dealer. If the customer elects to finance the vehicle through the dealer, the customer and the dealer decide on the amount to be financed, contract term, payment terms and finance charge rate, or APR, on the retail installment sale contract. The amount financed is the purchase price of the vehicle less any vehicle trade-in, down payment and cash payments from marketing programs offered by Ford and Ford Credit plus taxes, additional products such as insurance and service contracts, dealer installed accessories, outstanding balances on prior leases or trade-in vehicles and other fees and charges the dealer agrees to pay on behalf of the customer. Ford Credit will generally only purchase contracts from dealers if it approved the additional products financed on the contract and the providers of those products. The customer also chooses the day of the month on which monthly payments will be due and the first payment date, which generally must be within 45 days of the date the contract is signed. The dealer will determine if the customer is eligible for and will be using any marketing programs offered by Ford and Ford Credit that impact the terms of the contract, such as Ford-sponsored low-APR programs or marketing programs that allow the customer to defer payments for a limited time before beginning to make monthly payments.

Contracts originated under Ford-sponsored low-APR vehicle marketing incentive programs, or "subvened APR contracts," have financing rates below the standard financing rates that Ford Credit offers. Ford pays Ford Credit the present value of the difference between the customer's subvened rate and Ford Credit's standard financing rate. Ford and Ford Credit may also offer other forms of vehicle marketing or financing incentives, such as cash rebates to obligors, but contracts receiving these incentives are not considered subvened-APR contracts. Cash rebates may be applied toward the purchase price of the financed vehicle.

Each customer that elects to finance through the dealer completes a credit application. If the dealer is requesting Ford Credit to purchase the retail installment sale contract, the dealer submits the credit application electronically to Ford Credit through web-based systems together with information about the proposed terms of the retail installment sale contract.

Credit Application and Scoring Models. On receipt of a credit application, Ford Credit automatically obtains a credit report on the applicant from a national consumer credit bureau, which includes a credit score and other credit information. Ford Credit generally selects a credit bureau based on its assessment of which credit bureau provides the most accurate and complete credit reports in the applicant's geographic area. In some cases, the applicant is a business entity and a credit report from a commercial credit bureau is used as described in "— *Commercial Accounts*" below. In a small number of cases, a credit report is not available because an applicant does not have a sufficient credit history. Ford Credit also automatically obtains other information on the applicant including results of compliance and fraud checks, whether the applicant has other active credit applications submitted to Ford Credit, whether

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the applicant is a current or former Ford Credit customer, and in some cases, other available credit information.

If an individual applicant has sufficient recent credit history, the credit bureau data used in Ford Credit's origination scoring models includes the applicant's credit risk score, often called a FICO® score. A FICO® score is generated using statistical models created by Fair Isaac Corporation and measures the likelihood that an applicant will become severely delinquent. FICO® is a registered trademark of Fair Isaac Corporation. FICO® models are updated from time to time. Ford Credit currently uses FICO® scores designed specifically for automotive financing known as FICO® 8 scores. FICO® scores range from 250 to 900. FICO® score is a significant factor in Ford Credit's consumer origination scoring models. Loan-to-value and payment-to-income ratios are also important factors in Ford Credit's origination scoring models.

The first step Ford Credit takes on receipt of an application is to classify the applicant based on whether the applicant is an individual or business entity, the applicant's credit profile and whether the vehicle being financed is new or used. This classification determines the particular origination scoring model to be used. Ford Credit's proprietary origination scoring models assess the creditworthiness of the applicant using the information in the applicant's credit application, the proposed terms of the retail installment sale contract and the applicant's credit bureau data and other information obtained by Ford Credit. The origination scoring models are statistical tools used to differentiate credit applicants based on their probability of paying the amounts due under their contracts. The origination scoring models assign a proprietary risk score for each applicant that is used in Ford Credit's evaluation process. The origination scoring models update the applicant's risk score in real time throughout the evaluation and purchasing process if any of the inputs to the score change. Using origination scoring models does not eliminate credit risk.

Ford Credit's origination scoring models were developed internally based on Ford Credit's experience with its consumer portfolio databases of millions of contracts originated over several decades to identify key variables that predict an applicant's probability of paying the amount due under the contract. Ford Credit regularly reviews its origination scoring models to confirm the continued business significance and statistical predictability of the variables, including comparing actual and predicted performance of its retail portfolio. Ford Credit develops new origination scoring models for its consumer, commercial and commercial line of credit applicants on a regular cycle plan. Ford Credit may make adjustments to improve the performance of the origination scoring models between development cycles by uniformly changing the overall scores or modifying the weighting of selected variables.

Underwriting and Credit Evaluation. After all information is obtained and a proprietary risk score generated, Ford Credit evaluates the application to determine whether to approve it. Ford Credit's decision process is based on a judgmental evaluation of the applicant, the credit application, the proposed terms of the contract, credit bureau information, proprietary risk score and other information. The evaluation emphasizes the applicant's ability to pay and creditworthiness focusing on payment, affordability, customer credit history and stability as key considerations. The creditworthiness of any co-applicant or guarantor is evaluated in a similar manner to the applicant and is also considered when determining whether to approve an application.

Loan-to-value and payment-to-income ratios are also important factors in the credit evaluation process. If the financed vehicle is a new vehicle, the collateral value in the loan-to-value ratio calculation is the dealer invoice price for the vehicle. If the financed vehicle is a used vehicle, the collateral value is usually determined using the National Auto Dealers Association Official Used Car Guide or Kelley Blue Book, although another vehicle value publication or the purchase price paid by the dealer to acquire the vehicle at auction may be used in limited circumstances.

Payment-to-income ratios are calculated using the combined gross monthly income and other monthly income of the obligor and any co-obligor as reported by them in the credit application and adjusted by the results of any income verification performed by Ford Credit. Payment-to-income ratios

are not calculated for commercial use contracts with business entities that do not report income on the credit application.

All credit applications automatically go into Ford Credit's electronic decisioning process in order to expedite the review of applications, promote consistent decisions and allow Ford Credit to make and communicate decisions to dealers faster and more efficiently. The electronic decisioning process separates credit applications into three categories – those to approve, those to reject and those to assign to a credit analyst for further evaluation. Electronic approval and rejection decisions are made using models that generally replicate the judgmental evaluation that would be applied by an experienced credit analyst based on various combinations of factors that in Ford Credit's experience have resulted in credit analyst approval or rejection. Ford Credit regularly reviews its electronic decisioning process and makes adjustments in response to market conditions and the performance of its portfolio or to increase or decrease the percentage of applications electronically approved or rejected. Ford Credit electronically approves approximately [42% to 54%] of credit applications. Failure to be electronically approved does not mean that an application does not meet Ford Credit's purchasing standards. Many applications are evaluated and approved by a credit analyst although they were not approved in the electronic decisioning process.

On receipt of a credit application, the credit analyst judgmentally evaluates the credit application using uniform system processes and system based decision-making tools in the framework of Ford Credit's purchasing standards. Each credit application is reviewed separately and the credit analyst makes an individual decision based on the credit analyst's assessment of the strengths and weaknesses of the application. The credit analyst may work with the dealer to determine acceptable contract terms for applications that cannot be approved as originally submitted. The credit analyst may condition approval on the addition of a qualified co-obligor or guarantor or on modifications to the financing terms, like a higher cash down payment or a less expensive vehicle. For less creditworthy applicants, or if there is a discrepancy in the information provided by the applicant, the credit analyst may verify the identity, employment, income, residency and other applicant information using Ford Credit's established procedures before the decision is made.

To support consistent credit and purchase decisions and the overall quality of the portfolio, as described in "— *Portfolio Quality*" below, Ford Credit established purchasing standards and procedures including purchase quality guidelines and risk factor guidelines that are used by its credit analysts. Purchase quality guidelines establish targets for the purchase of lower and marginal quality contracts and may be set at different levels for different geographic market areas. Risk factor guidelines provide a framework of evaluation guidelines for specific attributes of an application, including affordability measures like payment-to-income and debt-to-income ratios, FICO$^®$ score and contract term. Risk factor guidelines and purchase quality guidelines are not strict limits or requirements and the credit analysts evaluating the applications determine whether there may be other factors that, in their judgment, support approval of the application, including demonstrated ability to pay, strong credit history, prior favorable Ford Credit financing experience, residency and employment stability and eligibility for marketing programs offered by Ford and Ford Credit. For used vehicles, Ford Credit's purchasing guidelines recommend shorter contract terms for older vehicle financing. Ford Credit also uses performance monitoring software to improve process discipline and consistency of decisions. Notwithstanding these guidelines, procedures and software, the judgment of the credit analyst is the most important aspect of Ford Credit's evaluation and decision process.

Each credit analyst is assigned a maximum approval level that is based on the applicant's total outstanding balances with Ford Credit. More experienced credit analysts are assigned higher approval levels. More senior personnel review or approve any credit application that exceeds the credit analyst's approval level. More senior personnel also review or approve credit applications that contain specific characteristics or that have specific combinations of characteristics identified in Ford Credit's risk factor guidelines. Ford Credit's credit and purchase decisions are made independently of Ford, and Ford cannot require Ford Credit to approve a credit application or purchase a contract that would not otherwise be approved or purchased through Ford Credit's decision process.

Credit and purchase decisions are communicated to the dealer electronically. Approvals and rejections made through the electronic decisioning process are communicated in seconds. For credit applications not electronically approved or rejected, Ford Credit typically makes a decision within 20 minutes of receipt of an application. Less creditworthy applicants may require additional investigation and take longer before a decision can be made. Over [98]% of Ford Credit's decisions are made within one hour of receipt of an application.

Purchasing Process. For approved credit applications, dealers must submit retail installment sale contracts, signed by both the customer and the dealer, on paper or electronic forms approved by Ford Credit and determined by Ford Credit to be in compliance with law and enforceable. After the dealer submits a completed contract, the contract funding analyst, aided by Ford Credit's origination system, confirms that the terms of the contract are consistent with the application approval and checks for errors apparent in the contract disclosures made by the dealer. If the contract is consistent with the approval but contains minor errors, Ford Credit may purchase the contract and send a correction notice to the customer or obtain a signed modification from the customer. If the contract is not consistent with the approval or has more significant errors not acceptable to Ford Credit, Ford Credit returns it to the dealer for correction or a new contract.

As part of the approval process, Ford Credit establishes a "dealer discount rate" that is used to calculate Ford Credit's purchase price for the contract. This dealer discount rate is determined based on a combination of factors, including Ford Credit's proprietary risk score, the applicant's FICO® score and the contract characteristics. For commercial applicants that do not have a FICO® score, the dealer discount rate is determined based on Ford Credit's proprietary risk score. If the contract APR exceeds the dealer discount rate by more than the limits established by Ford Credit, then Ford Credit either will not purchase the contract or will reduce the APR to meet Ford Credit guidelines. In the case of subvened-APR contracts, the dealer discount rate will match the APR established by Ford. In some cases Ford Credit may approve an application for a contract with an APR lower than Ford Credit's dealer discount rate. These rate concessions generally are granted to allow dealers to offer lower APRs to qualified applicants who could obtain lower rates from other financing providers or to resolve a discrepancy in the originally quoted dealer discount rate. Ford and Ford Credit may also offer marketing programs where the dealer discount rate is determined primarily based on the specific applicant or contract characteristics rather than on the risk scores. These programs are generally offered to attract particular types of applicants, such as recent college graduates or first time buyers of Ford or Lincoln vehicles, or to promote sales of particular Ford and Lincoln vehicles.

Ford Credit pays the dealer a purchase price for the contract generally equal to the amount financed on the contract plus one or more of a set fee, a percentage of the amount financed and a portion of the finance charge on the contract. The portion of the finance charge earned by the dealer is generally calculated using the difference between the dealer discount rate set by Ford Credit and the APR on the contract.

Each dealer signs an assignment agreement with Ford Credit and represents that the contract assigned to Ford Credit is complete, all required contract disclosures were properly made and all material statements made to Ford Credit by the dealer on behalf of the customer are true. If, after investigation, these representations are later determined to be untrue, including due to fraud, Ford Credit may require the dealer to repurchase the contract and the contract is paid off in Ford Credit's receivables system, or may retain the contract and obtain a dealer guaranty in case there is a subsequent default on the contract.

Title. The assignment agreement also requires the dealer to apply immediately for a certificate of title for the financed vehicle that identifies Ford Credit as the lienholder. Ford Credit verifies that its lien is noted on the certificate of title. In most states, the verification occurs when the certificate of title is received. In the states that do not provide the certificate of title to the lienholder, Ford Credit verifies its lien through a notice from the state. Ford Credit also uses the electronic certificate of title process offered in some states that maintain electronic records of the certificate of title and lienholder information. If Ford Credit cannot verify that its lien is noted on the certificate of title within an established period of time or if

the lien notation is incorrect, it uses procedures to follow up with the dealer, the customer or state vehicle regulatory agencies to properly note or correct the lien. Ford Credit stores paper certificates of title in locked, fireproof cabinets in Ford Credit facilities segregated from the origination and servicing functions and controlled by physical badge authentication. Access to the title storage area is limited to Ford Credit personnel with a business need. Electronic titles are processed by a third-party vendor and in some cases are converted to paper titles and stored at a Ford Credit facility.

Types of Contracts. Most contracts purchased by Ford Credit are to finance new Ford or Lincoln vehicles that have not had their title registered. Most contracts purchased by Ford Credit are with individuals who use the financed vehicle for personal use. Ford Credit also purchases contracts to finance used vehicles, including certified pre-owned Ford and Lincoln vehicles. A certified pre-owned vehicle must satisfy manufacturer-established mileage limits, condition requirements and routine maintenance standards and typically is still covered by the manufacturer's warranty. Certified pre-owned vehicles are eligible for manufacturer sponsored incentive marketing programs. Ford Credit may also purchase contracts to finance vehicles previously used by the dealer as a demonstrator. These vehicles are classified as used vehicles for purposes of Ford Credit's securitization transactions.

Ford Credit's standard policy is to purchase contracts with terms up to 75 months. Ford Credit may change its standard policy on existing products or introduce new financing products for retail customers in response to competitive pressures, customer demand or new business strategies.

Ford Credit classifies vehicles into categories. The car category includes sedans, hatchbacks and coupes. The light truck category includes vans, minivans and light pick-up trucks. The truck category includes medium and heavy trucks with specialty bodies. The utility category includes wagons, SUVs and cross-overs.

Contracts purchased by Ford Credit are either completed in paper form and are physically signed by the obligor or are completed in electronic form and are electronically signed by the obligor. Ford Credit maintains possession of the paper contracts and related documents through a third-party vendor in secure, limited access facilities. These facilities use security access measures, including physical badge or biometric authentication and may use video surveillance. These facilities have fire suppression systems and are subject to disaster recovery and business continuity plans to ensure safekeeping and preservation of the documents. The electronic contracts are stored in a specially-designed computer system or "electronic vault" maintained by a third-party vendor that identifies Ford Credit as the owner and establishes Ford Credit's "control" of the electronic contracts. Access to the electronic vault is limited to users having a business need and controlled by user identification, passwords, machine token authentication and access logs. Access to the data center housing the electronic vault is limited to authorized system maintenance users and is controlled by intrusion software, video surveillance and physical badge or biometric authentication. The data center and electronic vault are subject to disaster recovery and business continuity plans.

All contracts purchased by Ford Credit are entered into Ford Credit's originations and receivables systems and assigned a unique account number for the life of the contract. Ford Credit considers a contract to be originated on the date the contract is signed by the obligor and finance charges begin to accrue on the contract as of that date.

Purchased contracts and related documents are electronically imaged. For electronic contracts, a separate image of the original contract is created for servicing purposes. Once imaged, the documents may be viewed on Ford Credit's systems for servicing, but may not be altered or deleted. Additional documents obtained during servicing are also added to the imaged file.

Commercial Accounts. Some of the retail installment sale contracts purchased by Ford Credit are for customers who are either business entities or individuals who use the financed vehicle for commercial purposes. Commercial customers may have multiple vehicles financed with Ford Credit. Ford Credit's origination scoring models for commercial applicants that are business entities include factors relevant to businesses and data available through commercial credit bureaus. Consumer credit bureaus do not

provide data or FICO® scores for business entities. Commercial applications that include individuals as the applicant, co-applicant or guarantor are scored using origination scoring models that include the individual's FICO® score, but still factor in the commercial use of the financed vehicle. For the majority of commercial applicants the credit bureau data used in Ford Credit's origination scoring models includes the applicant's Small Business Credit Share, or SBCS® score, which is generated using statistical models created by Experian. The SBCS® score measures the likelihood that a commercial applicant will become severely delinquent and is a factor in Ford Credit's commercial origination scoring models. The SBCS® scores range from 0 to 100. Ford Credit currently uses the SBCS® Acquisition Score.

Similar to purchase decisions for personal use applicants, purchase decisions for commercial applicants emphasize ability to pay and creditworthiness, but also recognize that commercial vehicles may have specialty bodies or equipment added and are often put to more demanding uses, which may reduce the resale value of the financed vehicle. For these reasons, Ford Credit's purchase standards are often different for commercial applicants, such as by requiring larger down payments and shorter terms.

A portion of commercial customers have lines of credit that allow the customer to finance multiple vehicles up to the approved amount under pre-established terms, subject to some conditions. Credit decisions for lines of credit are reviewed annually, except that the highest quality customers may be reviewed up to every two years. Approval of lines of credit may require guaranties of the contracts financed under the line of credit.

An important difference between commercial contracts and other contracts is that commercial contracts may be included in a separate cross collateral agreement. These agreements allow Ford Credit to enforce collection and repossession rights against some or all contracts and financed vehicles with the same customer even if payments for some contracts are current. Payments or other amounts, for instance repossession sale proceeds, received that relate to a specific contract generally are applied first to that contract. Excess amounts collected for one contract may be applied to other contracts with the same customer to reduce losses.

Occasionally, Ford Credit will make a direct loan to a dealer to purchase a vehicle for dealership use, such as transporting parts or shuttling customers whose vehicles are being serviced. Although Ford Credit generally underwrites these loans in the same manner as it underwrites other commercial contracts, they are documented in a note and security agreement directly between Ford Credit and the dealer rather than a retail installment sale contract purchased from the dealer.

Portfolio Quality. Ford Credit uses its purchasing standards to manage the overall quality of its portfolio of retail installment sale contracts. More senior personnel regularly review the purchase decisions of credit analysts after a contract is purchased to ensure the purchase decisions are consistent with Ford Credit's purchasing standards and to monitor and ensure purchase quality. In addition, a specific auditing group within Ford Credit regularly reviews the underwriting process and compliance with company procedures and legal requirements.

Ford Credit uses credit performance and purchase quality reports to monitor credit quality, consistency of purchase decisions and portfolio composition, including levels of lower and marginal quality contracts, and to provide ongoing training for credit analysts. These reports are generated at a number of levels including total company, geographic region, business center, dealer and credit analyst.

Ford Credit regularly reviews and analyzes its portfolio of receivables to evaluate the effectiveness of its credit decisions and purchasing standards. If external economic factors, credit losses or delinquencies, market conditions, consumer credit trends, customer characteristics or other factors change, Ford Credit may adjust its purchasing standards and procedures, including purchase quality guidelines and risk factor guidelines, to change the quality of its portfolio or to achieve other business objectives.

Origination Characteristics

Ford Credit's origination and purchasing policies focus on supporting the sale of new Ford vehicles. The number of contracts purchased by Ford Credit is correlated to Ford vehicle sales and is influenced by market conditions and competitive pressures. A substantial percentage of the contracts purchased by Ford Credit are originated under Ford-sponsored vehicle marketing incentive programs. As a result, changes in origination volumes and the types of contracts purchased are caused primarily by changes in sales of Ford vehicles and changes in Ford-sponsored vehicle marketing programs. The relative cost and availability of funding sources also impact Ford Credit's willingness to purchase some retail installment sale contracts and Ford Credit may limit purchases of some types of contracts for risk management purposes.

The following table contains information about the retail installment sale contracts purchased by Ford Credit from motor vehicle dealers during each of the periods indicated.

Origination Characteristics

	Months Ended ,		Year Ended December 31,				
	20__	20__	20__	20__	20__	20__	20__
Number of receivables originated							
Aggregate original principal balance (in millions)......................	$	$	$	$	$	$	$
Weighted average[1] original term (in months)							
Original term greater than 60 months[2].......................................							
Weighted average[1] FICO® score at origination[3].............................							
Weighted average[1] FICO® score at origination[3] for original term greater than 60 months							
No FICO® score consumer[2][4]							
Weighted average[1] loan-to-value ratio[5]							
Weighted average[1] payment-to-income ratio[6]..............................							
Subvened APR receivables[2][7].........							
Commercial use[2][8]							
New vehicles							

_____

[1] Weighted averages are weighted by the original principal balance of each receivable.

[2] As a percentage of the original principal balance of contracts purchased during the period.

[3] Excludes receivables that have obligors who did not have FICO® scores because they (a) are not individuals and use financed vehicles for commercial purposes, or (b) are individuals with minimal or no recent credit history. *For a description of FICO® scores, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

[4] Receivables with obligors who are individuals with minimal or no recent credit history.

[5] The loan-to-value ratio for a receivable is the original amount financed divided by (a) for new vehicles, the dealer invoice amount for the vehicle and (b) for used vehicles, the value of the vehicle generally determined using a national used vehicle value publications. *For more details about loan-to-value ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

[6] The payment-to-income ratio for a receivable is the contractual scheduled monthly payment divided by the monthly combined income of the obligor and any co-obligor. Excludes receivables with business entities that do not report income. *For more details about of payment-to-income ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

[7] Receivables originated under a Ford-sponsored low-APR marketing program.

[8] Receivables with customers who use the financed vehicle for commercial purposes. These customers may be business entities or individuals.

[The weighted average original term in months of the contracts purchased by Ford Credit increased during the periods covered in the table above due to Ford-sponsored marketing programs and strong market demand for "extended term contracts." During the periods covered in the table above contracts with terms exceeding 60 months represented approximately 35% to 51% of the principal balance of contracts purchased. The percentage of the principal balance of these contracts increased since 2011

and was approximately 47% in 2014 and approximately 51% in the first quarter of 2015. The percentage of the principal balance of 75-month contracts purchased has continued to increase since being introduced in 2014 and was approximately 3% of the principal balance of the contracts purchased in the first quarter of 2015.]

Ford's vehicle marketing programs typically offer customers a choice between cash rebates and subvened financing, and the customer's choice changes the proportion of subvened-APR contracts purchased by Ford Credit. The relative attractiveness to customers of a cash rebate or subvened financing depends on a number of factors including the amount of the cash rebate, the amount of the subvention and the availability in the market of low rate financing for the customer from other finance sources. The combination of these factors can lead to an increase or decrease in subvened-APR contracts purchased by Ford Credit. The principal balance of subvened-APR contracts as a percentage of all contracts purchased by Ford Credit decreased to approximately 35% in 2012 and decreased further to 24% in the first quarter of 2013, when the availability of low-rate financing from other finance sources caused more high quality customers to select Ford cash rebates, some of which were only available with Ford Credit financing, over subvened financing. The proportion of subvened-APR contracts purchased by Ford Credit increased starting in the second quarter of 2013 and through 2014 as Ford-sponsored marketing programs emphasized low-APR financing. The proportion of subvened-APR contracts decreased in the first quarter of 2015 due to a reduction of subvened financing in Ford-sponsored marketing programs and the availability of low standard rates from Ford Credit causing more customers to select cash rebates.

During the periods covered in the table above, commercial vehicle financing accounted for approximately 9% to 20% of the principal balance of contracts purchased. From 2010 through 2013, commercial contracts increased as a percentage of the principal balance of contracts purchased as macroeconomic factors such as new home construction improved leading to an increase in commercial vehicle financing. The principal balance of contracts purchased for commercial vehicles increased in 2014, but commercial contracts as a percentage of the principal balance of contracts purchased decreased due to a greater increase in consumer originations during the same period.

During the periods covered in the table above, new vehicle contracts were approximately 81% to 89% of the principal balance of contracts purchased and used vehicle contracts were approximately 11% to 19% of the principal balance of contracts purchased. Of the used vehicle contracts purchased, certified pre-owned vehicles were about half of the principal balance of used vehicle contracts in 2011 and have increased each year since to reach over 65% in the third quarter of 2014. This increase is the result of changes to Ford-sponsored marketing programs that incentivize dealers to sell certified pre-owned vehicles.]

Material Changes to Origination, Underwriting and Purchasing Policies and Procedures

[In April 2010, Ford Credit launched new origination scoring models for commercial lines of credit to improve their performance and accuracy. As part of its regular cycle plan, Ford Credit launched new origination scoring models for consumer credit applicants in July 2010, for commercial credit applicants in November 2011 and for commercial line of credit applicants in May 2012. In October 2012, Ford Credit adjusted its consumer and commercial origination scoring models to more accurately reflect portfolio performance and macroeconomic conditions. As part of its regular cycle plan, Ford Credit again launched new origination scoring models for consumer credit applicants in December 2013 and for commercial credit applicants in April 2015.

In April 2011, Ford Credit began using FICO® scores known as "FICO® 8" after determining that the new FICO® scores improved the performance of its origination scoring models. Although the FICO® score of individual obligors may be different using FICO® 8, the average FICO® score of the contracts Ford Credit purchases did not change materially as a result of its use of FICO® 8.

In March 2012, to improve efficiencies and align its commercial originations processes, Ford Credit moved all of its commercial contract purchasing functions into the two business center locations responsible for underwriting commercial customers.

In October 2014, Ford Credit changed its standard policy and began purchasing 75-month contracts nationwide. Before this change, Ford Credit's standard policy was to purchase contracts with terms up to 72 months, but due to the competitive environment, it had purchased some 75-month contracts since March 2014 in a limited pilot program. Ford Credit began purchasing 75-month contracts nationwide after the pilot program indicated customer interest in this product. However, 75-month contracts do not meet Ford Credit's selection criteria for this transaction.]

For more details about Ford Credit's origination and underwriting policies and procedures, you should read "Sponsor and Servicer — Origination, Underwriting and Purchasing."

Servicing Experience

Ford Credit will be the servicer for the receivables and this securitization transaction. Ford Credit will be responsible for all servicing functions, except that the indenture trustee will be responsible for making payments to the noteholders based on information and calculations provided by the servicer. Ford Credit has been the servicer for its public retail securitization program in the United States since its inception in 1989. [None of the asset-backed securities in this program have experienced any losses or events of default.] [Ford Credit has not had any material instances of noncompliance with the servicing criteria in its public retail securitization program.] *[If applicable, describe any material instances of noncompliance as required by Item 1108(b)(2) of Reg AB.]*

Ford Credit services all the receivables it originates, including receivables sold in securitizations and other structured financings. Ford Credit uses technologies and has comprehensive web-based servicing policies and procedures that ensure common servicing practices and procedures are used for all receivables. These technologies, practices and procedures are described in *"— Servicing and Collections"* below. Servicing personnel do not know if a receivable they are servicing has been included in a securitization transaction.

Ford Credit's servicing and collections systems maintain records for all receivables, track application of payments and maintain relevant information on the obligors and account status. The systems also capture communications with obligors and allow management to review collection personnel activities.

As is customary in the servicing industry, Ford Credit engages vendors, including affiliates, to perform some servicing processes. These processes include processing monthly lockbox payments from customers, providing telephonic payment systems, monitoring notation of Ford Credit's lien on certificates of title for financed vehicles, imaging customer documents, storing paper and electronic contracts, providing customer communications and notifications and early stage collections support and performing data entry and administrative functions. Ford Credit requires all vendors to follow processes set by Ford Credit or agreed to between Ford Credit and the vendor and regularly monitors them for compliance. Vendors do not have the discretion to make decisions that would materially affect agreed on processes, amounts collected or the timing for amounts applied to obligor accounts. Ford Credit believes these vendors could be easily replaced, if necessary. Some vendors perform their services from locations outside the United States.

Ford Credit also contracts with a network of outside contractors to repossess vehicles and to collect some deficiencies for charged off accounts. Ford Credit uses web-based auctions and auction houses engaged by Ford to prepare and sell repossessed vehicles at auction. These contractors are monitored for compliance with the contracts, but due to the nature of these relationships, these contractors do not always follow established Ford Credit procedures.

As servicer of the securitization transaction, Ford Credit will prepare monthly investor reports, provide payment instructions to the indenture trustee and prepare annual compliance reports.

Servicing and Collections

General. Ford Credit services the receivables from its centralized business centers and specialty servicing centers in the United States. Ford Credit's servicing operations are divided into three areas — account services, collections and vehicle liquidations. The account services area handles non-collection related customer requests. The collections area has two main functions — early stage delinquency, which includes account maintenance and late stage delinquency, which focuses on loss prevention. Ford Credit's collection operations are supported by workforce scheduling software, call monitoring software, auto dialing technology, collection systems and workflow operating systems.

Ford Credit has a specialty service center for collection of charged off accounts and a centralized customer service center. Ford Credit uses specialty teams in its servicing operations for some functions such as total loss insurance claims, vehicle skip tracing, multiple account customers, accounts with bankrupt customers and repossession reinstatements. One or more of these functions may be located in a single center.

Payments and Application of Payments. Ford Credit encourages obligors to make payments electronically, including through direct debit, online payment applications or telephone payment. Obligors who do not pay electronically are instructed to send their monthly payments to one of several lockbox locations.

Ford Credit applies almost all payments that are received before the designated processing time on each business day to an obligor's account on the day payment is received. By the end of the next business day, Ford Credit researches, matches and applies most payments that do not include enough information to match an account. A specialized group at Ford Credit researches, matches and applies the remaining small number of payments that have not been matched to an account.

If a payment is applied to a customer's account but is later reversed or if a misapplied payment is corrected, an account may have negative collections for the period.

Behavior Scoring Models. Ford Credit uses behavior scoring models to assess the probability of payment default for each receivable and implements collection efforts based on its determination of the credit risk of the obligor on the payment due date. The behavior scoring models assess a number of variables including origination characteristics, customer history, payment patterns and periodically updated credit bureau information. Based on data from the behavior scoring models, contracts are grouped by risk category for collection. These categories determine how soon an obligor will be contacted after a payment becomes delinquent, how often the obligor will be contacted during the delinquency and how long the account will remain in early stage collections before it is transferred to late stage collections where a more experienced customer service representative follows the account until the delinquency is resolved. Ford Credit develops new behavior scoring models on a regular cycle plan and regularly reviews the models to confirm the continued business significance and statistical predictability of the variables. Ford Credit may make adjustments to improve the performance of the behavior scoring models between development cycles by uniformly changing the overall scores or modifying the weighting of select variables.

Servicing and Collections. Most of the receivables are paid without any additional servicing or collection efforts. If an account becomes delinquent, Ford Credit will attempt to contact the obligor to determine the reason for the delinquency and identify the obligor's plans to resolve the delinquency. Most delinquent accounts are resolved because the obligor makes the past due payment. If the obligor cannot make the past due payment Ford Credit frequently will extend the contract to allow an obligor to continue to make the normal monthly payments or the obligor may request and process a payment extension online.

A payment extension defers one or more past due payments and moves the scheduled maturity date by the number of months extended. The length of the payment extension is typically one month, however extensions of up to three months may be granted and multiple payment extensions may be given over the

term of the contract. Following a payment extension, the account generally is no longer considered delinquent. Ford Credit will generally grant a payment extension if the obligor's payment problem is temporary, the obligor has an income source for making the next payment and the obligor made at least one payment since contract inception and at least six payments between payment extensions. A payment extension that does not comply with these guidelines must be approved by appropriate personnel and are reviewed regularly by servicing managers. When allowed by state law, Ford Credit usually collects a fee on extensions and additional interest will be earned on the extended contracts. Each month Ford Credit grants payment extensions on about 1 to 2% of the retail installment contracts in its portfolio.

Alternatively, Ford Credit may rewrite a contract if the obligor cannot make the past due payments. A rewrite is a refinancing of the obligor's outstanding balance typically with a longer contract term and sometimes a different interest rate. Ford Credit's guidelines for granting rewrites include requirements that the obligor has a stable source of income and that all original parties remain on the contract and sign an amendment to the contract unless more senior personnel approve it. Ford Credit may reschedule an obligor's payments if the obligor makes a large prepayment or a large insurance payment is received. A reschedule generally means a reduction of the amount of the monthly payment over the same contract term.

From time to time Ford Credit may offer promotional extensions to obligors whose contracts meet the eligibility criteria established by Ford Credit, including limits on delinquency. For example, an extension of up to three months may be offered to obligors who live in an area affected by a natural disaster, such as a flood, hurricane or tornado. Ford Credit also may offer seasonal extensions and administrative extensions for one month.

Ford Credit may allow an obligor to change the monthly payment due date typically by not more than 30 days, if, for example, the day on which the obligor is paid by their employer changes. A due date change is not allowed for accounts more than 30 days delinquent.

Occasionally, a new obligor may assume the obligations under a retail installment sale contract with the original obligor either still liable or released from the terms of the contract. In rare instances, Ford Credit may permit a substitution of the financed vehicle.

Ford Credit uses periodic management reports on delinquencies, extensions, rewrites and other measurements and operating audits to maintain control over the use of collection actions. Ford Credit's servicing policies and procedures may change over time. Ford Credit regularly tests new servicing procedures on controlled portions of its receivables to develop and refine its servicing procedures. Areas tested include timing and frequency of collection calls and when it is more effective for the account maintenance team or the loss prevention team to contact the obligor. If a test shows that a new procedure is an improvement over the existing procedure, the new servicing procedure is applied to the entire portfolio.

Customer Service and Complaint Handling. Ford Credit provides general account services to customers who contact its centralized customer service center by phone, email, or in writing. Services provided include processing address and due date changes, providing account payoff information and early stage collection support. The customer service center also supports Ford Credit's online account manager application that allows customers the opportunity to self-service their accounts. Ford Credit may also receive complaints from customers about the origination and servicing of their contract, including complaints about the dealer. Customer complaints are handled by customer service and collections personnel, including a dedicated customer relations team, who are experienced and empowered to resolve customer issues. These personnel use a defined escalation process to ensure customers have a means to further address concerns, as appropriate. All complaints received are entered into a complaint tracking system for tracking and reporting purposes. Reports are monitored by senior operations management to promote uniform, consistent, and timely handling and to identify and implement process improvements.

Repossession and Charge Off. Ford Credit makes reasonable efforts to collect on delinquent contracts and to keep contracts current. Repossession is considered only after other collection efforts have failed. While some obligors voluntarily surrender their vehicles to Ford Credit, self-help repossession is the method used by Ford Credit in most cases and usually occurs by an independent contractor taking possession of the financed vehicle. On average, Ford Credit repossesses the financed vehicle when the account is between 55 and 70 days delinquent, but may repossess earlier or later depending on the risk of the account or other circumstances. Following repossession, the obligor may redeem the vehicle and, in some states, may reinstate its contract under a mandatory reinstatement right before the vehicle is sold. To minimize credit losses, Ford Credit may allow some obligors to reinstate their contracts even in states where the reinstatement right does not apply*.*

The vast majority of repossessed vehicles are sold at a physical or online auction and the net sale proceeds are applied to the outstanding balance of the contract. Ford Credit works with the vehicle remarketing department of Ford to manage the disposal of repossessed vehicles and seeks to maximize net sale proceeds, which equals gross auction proceeds less auction fees and costs for reconditioning and transporting the vehicle to auction. On average, vehicles are sold at auction within 30 to 40 days of repossession. A small number of repossessed vehicles are sold through other means. For example, some heavily damaged vehicles are sold for salvage or scrap and some vehicles may be sold directly to an insurance company if a claim has been filed on the repossessed vehicle. Also, some vehicles with a limited resale market, such as some medium and heavy trucks and vehicles with specialty equipment, may be sold through a targeted bidding process to maximize proceeds from the sale.

After standard collection efforts are exhausted and all collections, including net sale proceeds, refunds on cancelled service contracts and insurance products and insurance claims, are applied, Ford Credit charges off any remaining balance owed by the obligor. In a limited number of cases, an obligor or a financed vehicle cannot be located after skip tracing and the remaining balance owed by the obligor is charged off as a skip account. Ford Credit may charge off the remaining balance owed by the obligor if the cost of collection exceeds the balance owed by the obligor and will not pursue further collection of the contract.

Ford Credit continues to pursue collection of deficiency balances and skip accounts after charge off through its specialty service center for charged off contracts. Collection activities generally are continued until the contract is paid or settled in full, the contract is determined to be uncollectible due to bankruptcy of the obligor or for other reasons, the obligor dies without a collectible estate or the statute of limitations expires. After several cycles of collection activity on charged off contracts, Ford Credit typically sells them as a final effort to realize value.

Ford Credit may release the security interest in the financed vehicle to an insurer to receive proceeds from insurance covering the financed vehicle or following repossession of the vehicle, discounted settlement of the contract or abandonment of its rights in the financed vehicle.

Bankruptcy Accounts. When Ford Credit is notified that an obligor has filed for bankruptcy, the account is moved to its specialty team for accounts with bankrupt obligors. Restrictions of the U.S. federal bankruptcy laws, including the automatic stay, generally prohibit Ford Credit from taking any collection action against the obligor or the financed vehicle without court approval. In a Chapter 7 bankruptcy, the most common form of bankruptcy, the obligor is generally required to reaffirm its obligations, redeem the financed vehicle for a lump sum or return the financed vehicle. If a contract is reaffirmed by the obligor, it will be returned to normal servicing. In a Chapter 13 bankruptcy, the plan of reorganization usually requires the obligor to make payments over a three-year to five-year period. The payments required will be based on either the full contract balance or the value of the financed vehicle at the time of bankruptcy, depending on the time between the obligor's purchase of the financed vehicle and the bankruptcy filing and whether the debt was incurred for personal or other use. When the payments required under the plan of reorganization are completed and any additional legal requirements are satisfied, the obligor is discharged from liability for any remaining balance under the contract and Ford Credit charges off any remaining balance.

Delinquency, Repossession and Credit Loss Information

The following table shows Ford Credit's delinquency, repossession and credit loss information for its portfolio of retail installment sale contracts. The table includes contracts sold in securitizations and other transactions that Ford Credit continues to service. Delinquencies, repossessions or credit losses may be influenced by a variety of economic, social, geographic and other factors beyond the control of Ford Credit. It is not certain that the delinquency, repossession or credit loss information of a particular pool of retail installment sale contracts will be similar to the historical information shown below or that any trends shown in the table will continue for any period.

[Repossessions as a percentage of average number of contracts outstanding decreased each year since 2010. Starting in 2010, aggregate net losses decreased reflecting lower loss severity and fewer contracts charged off. Aggregate net losses stabilized in the second half of 2012, increased in 2013 due to higher loss severity and remained at a similar level through September 2014. Net losses as a percentage of average portfolio outstanding decreased each year from 2010 to 2012 primarily due to fewer contracts charged off and lower loss severity resulting from improved auction values. Since 2013, net losses as a percentage of average portfolio outstanding increased, primarily due to higher loss severity resulting from a decline in auction values offset partially by fewer contracts charged off and, adjusted for seasonality, that trend continued through the first quarter of 2015. Average net loss on contracts charged off began to decline in 2010 and continued to decline through 2012 primarily due to higher auction values for used vehicles. Average net loss on contracts charged off increased since 2013. This increase was primarily due to lower auction values for used vehicles, especially luxury vehicles and vehicles with more expensive option packages, and lower average number of months in the portfolio before repossession as a result of the increase in the average portfolio outstanding, and, adjusted for seasonality, that trend continued through the first quarter of 2015. In addition, beginning in 2015, the calculation of net loss changed to include repossession expenses incurred before charge off, which had the effect of increasing average net loss on contracts charged off. Auction values remain variable and can be seasonal.]

Delinquencies, repossessions and credit losses are shown as a percentage of Ford Credit's portfolio of retail installment sale contracts. Over the periods shown, the portfolio size increased as new contracts were originated and decreased as existing receivables were paid down or liquidated. The delinquency, repossession and credit loss percentages for a particular pool of contracts originated in any period may differ from the portfolio percentages shown in the following table.

Delinquency, Repossession and Credit Loss Information

	_______ Months Ended __________,		Year Ended December 31,				
	20__	20__	20__	20__	20__	20__	20__
Average number of contracts outstanding[1]							
Average portfolio outstanding (in millions)[2]	$	$	$	$	$	$	$
Delinquencies							
Average number of delinquencies[3]							
31 - 60 days							
61 - 90 days							
91 - 120 days							
Over 120 days							
Average number of delinquencies as a percentage of average number of contracts outstanding							
31 - 60 days	%	%	%	%	%	%	%
61 - 90 days	%	%	%	%	%	%	%
91 - 120 days	%	%	%	%	%	%	%
Over 120 days	%	%	%	%	%	%	%
Aggregate principal balance of delinquent contracts as a percentage of portfolio outstanding[3][4]							
31 - 60 days	%	%	%	%	%	%	%
61 - 90 days	%	%	%	%	%	%	%
91 - 120 days	%	%	%	%	%	%	%
Over 120 days	%	%	%	%	%	%	%
Repossessions and Credit Losses							
Repossessions as a percentage of average number of contracts outstanding[7]	%	%	%	%	%	%	%
Aggregate net losses (in millions)[5]	$	$	$	$	$	$	$
Net losses as a percentage of average portfolio outstanding[7]	%	%	%	%	%	%	%
Net losses as a percentage of gross liquidations[6]	%	%	%	%	%	%	%
Number of contracts charged off							
Number of contracts charged off as a percentage of average number of contracts outstanding[7]	%	%	%	%	%	%	%
Average net loss on contracts charged off	$	$	$	$	$	$	$

(1) Average of the number of contracts outstanding at the beginning and end of each month in the period.

(2) Average of the aggregate principal balance of contracts outstanding at the beginning and end of each month in the period.

(3) Average of the number of contracts delinquent at the beginning and end of each month in the period. The period of delinquency is the number of days that more than $49.99 of a scheduled monthly payment is past due, excluding accounts with bankrupt obligors and accounts that have been repossessed or charged off.

(4) Aggregate principal balance at the end of the period over the aggregate principal balance of all contracts outstanding at the end of the period.

(5) Beginning in 2015, net losses include the aggregate balance ((i) remaining principal plus accrued finance charges, (ii) external costs associated with repossession and disposition of vehicles incurred both before and after charge off and (iii) external costs associated with continued collection efforts incurred after charge off) of all contracts that the servicer determined to be uncollectible in the period less any amounts received in the period on contracts charged off in the period or any earlier periods. Starting in 2012 but prior to 2015, net losses included all of the same external costs listed in the first sentence above except for those external costs associated with repossession of

vehicles incurred before charge off. Prior to 2012, net losses included all of the same external costs listed in the first sentence above except for those external costs associated with repossession and disposition of vehicles incurred before charge off. In addition, for all periods, net losses include the estimated loss recorded at the time a vehicle is repossessed and this estimated loss is adjusted to reflect the actual loss after the vehicle is sold. Realized losses for a securitized pool of contracts for any period include the aggregate principal balance ((i) remaining principal, (ii) external costs associated with repossession and disposition of vehicles incurred both before and after charge off and (iii) external costs associated with continued collection efforts incurred after charge off) of all contracts that the servicer determined to be uncollectible in the period less any amounts received in the period on contracts charged off in the period. Therefore, realized losses for a securitized pool of contracts may be higher or lower than net losses for those contracts.

(6) Gross liquidations are cash payments and charge offs that reduce the outstanding balance of a contract.

(7) For non-annual periods, the percentages are annualized.

Material Changes to Servicing Policies and Procedures

[In March 2011, Ford Credit completed a consolidation of one of its loss prevention specialty centers into an existing business center as the loss performance improved on its portfolios. In March 2012, Ford Credit moved all of its commercial contract loss prevention collections into the two business center locations responsible for underwriting and purchasing commercial contracts to leverage the commercial expertise of personnel in those locations.

As part of its regular cycle plan, Ford Credit launched new consumer behavior scoring models in August 2011 and in September 2013. Ford Credit launched new commercial behavior scoring models for its commercial portfolio in January 2013.]

For more details about Ford Credit's servicing policies and procedures, you should read "Sponsor and Servicer — Servicing and Collections."

Demands to Repurchase Receivables – Prior Securitized Pools

The transaction documents for prior securitizations of retail installment sale contracts sponsored by Ford Credit require Ford Credit or the depositor to repurchase a receivable for breach of the representations made about the receivables that has a material adverse effect on the receivable and is not corrected before the date the receivable is required to be repurchased. During the three-year period ended _____, 20__, [neither Ford Credit nor any of the depositors, the indenture trustees or the owner trustees for those securitizations received a demand to repurchase any receivable in those securitizations.] [*If applicable, Rule 15Ga-1(a) information to be provided*]. Ford Credit, as securitizer, discloses all repurchase demands and related activity on SEC Form ABS-15G. Ford Credit filed its most recent Form ABS-15G with the SEC on February __, 20__. Ford Credit's CIK number is 0000038009.

Static Pool Information—Prior Securitized Pools

Annex A contains static pool information about prior pools of retail installment sale contracts securitized by Ford Credit. The information in Annex A consists of summary information about the original characteristics of the prior securitized pools, cumulative losses, prepayments and delinquency data for the prior securitized pools and as graphical presentation of the data. The original characteristics of the prior securitized pools may differ somewhat from each other and from the characteristics of the pool of receivables in this securitization transaction. This is because Ford Credit's portfolio of retail installment sale contracts, from which the securitized pools are selected, changes over time. [Despite these differences, the prior securitized pools are generally comparable to the receivables in this securitization transaction because these changes have not been significant and Ford Credit's origination, underwriting and purchasing policies and servicing policies have been generally consistent over time.]

[Based on Ford Credit's experience, the characteristics that are expected to most significantly influence the performance of a securitized pool of retail installment sale contracts are contracts with original terms greater than 60 months, FICO® score, loan-to-value ratio, payment-to-income ratio, subvened APR contracts and commercial use contracts. A securitized pool with a higher percentage of longer term contracts, higher loan-to-value and payment-to-income ratios, or lower FICO® scores may perform worse comparatively. A securitized pool with higher percentages of subvened APR contracts and commercial use contracts may perform better comparatively. Given the consistency of these

characteristics across the prior securitized pools and the pool of receivables in this securitization transaction, any difference in performance in the pool of receivables compared to prior securitized pools may be more influenced by general macroeconomic conditions than differences in these characteristics. In addition, while the historical loss performance of commercial use contacts has been comparatively better than for personal use contracts, commercial use obligors are generally small businesses or self-employed and may experience more severe loss performance in an economic or industry specific downturn.]

[In addition, although the selection criteria used for the retail installment sale contracts in the prior securitized pools have changed over time, these changes do not diminish the general comparability of the prior securitized pools to the pool of receivables in this securitization transaction.] Losses, prepayments and delinquencies for the pool of receivables in this securitization transaction may differ from the information shown in Annex A for prior securitized pools.

RECEIVABLES

The following description of the receivables summarizes certain parts of the transaction documents, including the purchase agreement, the sale and servicing agreement, the indenture and the asset representations review agreement, but is not a complete description of these agreements. For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

Trust Assets

The primary assets of the trust will be a pool of receivables consisting of retail installment sale contracts secured by new and used cars, trucks and utility vehicles. On the closing date for a securitization transaction, Ford Credit will sell the receivables and other related assets to the depositor, and the depositor will sell the receivables and other related assets to the trust. The trust assets will be pledged by the trust to the indenture trustee for the benefit of the noteholders.

The trust assets will be:

- the receivables,

- collections on the receivables applied on or after the cutoff date, including rebates of costs or premiums on cancelled warranty, protection plans, insurance policies or similar products included in the amount financed,

- security interests in the financed vehicles,

- proceeds from insurance policies covering the financed vehicles or the obligors,

- rights under the transaction documents for the repurchase of ineligible receivables and purchase of servicer impaired receivables and servicer modified receivables,

- rights to funds and investments in bank accounts of the trust,

- rights under the transaction documents to credit enhancements described in this prospectus, and

- all proceeds of the above.

The "initial pool balance" for the trust will be the aggregate principal balance of the receivables on the cutoff date. The "pool balance" as of the last day of any month will be the aggregate principal balance of the receivables on that day excluding purchased and repurchased receivables. The "principal balance" of a receivable as of the cutoff date or the last day of any month means the amount financed, less:

- collections applied to reduce the principal balance of the receivable, and

- any amounts charged off on the receivable.

Selection of Receivables

The receivables were randomly selected by Ford Credit from its U.S. portfolio of retail installment sale contracts that meet the selection criteria. Ford Credit did not use selection procedures believed to be adverse to the noteholders in selecting the receivables from its portfolio of receivables that meet the selection criteria. The selection criteria include that, as of the cutoff date, each receivable:

- is a simple interest receivable with level monthly payments,

- has an original term of not greater than [72] months,

- is secured by a car, light truck or utility vehicle,

- is currently not more than 30 days delinquent (Ford Credit considers a receivable delinquent if more than $49.99 of a scheduled payment is overdue)**,** although it may have been more than 30 days delinquent in the past,

- has not been granted a payment extension or rewritten, and

- is not subject to a bankruptcy proceeding.

[Ford Credit changed its selection criteria for the securitization transactions included in Annex A over time to accommodate new financing products, increased vehicle pricing and changes in securitization market practices.] Ford Credit's portfolio of retail installment sale contracts available for this securitization program changes over time as a result of changes in Ford Credit's origination, underwriting and purchasing policies, Ford marketing programs and Ford Credit's sales of receivables in securitization and other funding transactions and programs, some of which may use different selection criteria than this program. Ford Credit does not consider any of the receivables to be exceptions to its purchasing and underwriting standards described in *"Sponsor and Servicer — Origination, Underwriting and Purchasing."*

Simple Interest Receivables

All of the receivables will be simple interest receivables. A "simple interest receivable" amortizes the amount financed or principal of the receivable over a series of payments. Payments under a simple interest receivable are applied first to interest accrued to the date of payment and then to reduce the principal balance. Each payment consists of interest and a portion of the principal. The interest amount of a payment is calculated by multiplying the unpaid principal balance of the receivable by its APR and by the number of days (as a fraction of a calendar year) since the prior payment was paid. The principal amount of a payment will be equal to the remainder of the payment. A simple interest receivable may be prepaid without penalty. The obligor will be required to pay interest on the receivable only to the date of prepayment.

If an obligor makes a payment before its scheduled due date, the portion of the payment allocable to interest will be less than it would have been had the payment been made as scheduled because less interest will have accrued, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if an obligor makes a payment after its scheduled due date, the portion of the payment allocable to interest will be greater than it would have been had the payment been made as scheduled because more interest will have accrued, and the portion of the payment applied to reduce the principal balance will be correspondingly less.

All of the receivables will require equal monthly payments. The obligor pays a fixed monthly payment until the final scheduled payment date, at which time the amount of the final payment is increased or

decreased as necessary to repay the then unpaid principal balance due to the timing of payments made over the term of the contract, payment extensions or partial prepayments.

Composition of Receivables

The following tables show the characteristics or distributions of some characteristics of the pool of receivables on the cutoff date. The percentages in the following tables may not sum to 100.00% due to rounding.

Number of Receivables		
Initial Pool Balance	$	
Principal Balance:		
Average	$	
Highest	$	
Lowest	$	
Original Amount Financed:		
Average	$	
Highest	$	
Lowest	$	
Annual Percentage Rate (APR):		
Weighted average[1]		%
Highest		%
Lowest		%
Original Term:		
Weighted average[1]		months
Original term greater than 60 months (by initial pool balance)		%
Longest		months
Shortest		months
Remaining Term:		
Weighted average[1]		months
Remaining term greater than 60 months (by principal balance)		%
Longest		months
Shortest		month[s]
Scheduled Weighted Average Life[2]		years
Weighted Average Months After Origination (Seasoning)[1]		months
Credit Score:		
Weighted average[1] FICO® score[3] at origination		
Weighted average[1] FICO® score[3] at origination for receivables with original terms greater than 60 months		
Percentage FICO® score less than 650 (by initial pool balance)		%
Percentage No FICO® score consumer[4] (by initial pool balance)		%
Weighted Average[1] Loan-to-Value Ratio[5] at Origination:		
Weighted Average[1] Payment-to-Income Ratio[6] at Origination		
Financed Vehicle — Subvened APR Receivables[7]		
Aggregate principal balance	$	
Percentage of initial pool balance		%
Financed Vehicle — Commercial Use[8]:		
Aggregate principal balance		$
Percentage of initial pool balance		%
Financed Vehicle — New:		
Aggregate principal balance	$	
Percentage of initial pool balance		%
Financed Vehicle — Used:		
Aggregate principal balance	$	
Percentage of initial pool balance		%
Financed Vehicle — Car[9]:		
Aggregate principal balance	$	
Percentage of initial pool balance		%
Financed Vehicle — Light Truck[9]:		
Aggregate principal balance	$	
Percentage of initial pool balance		%
Financed Vehicle — Utility[9]:		
Aggregate principal balance	$	
Percentage of initial pool balance		%

⁽¹⁾   Weighted averages are weighted by the principal balance of each receivable on the cutoff date.

⁽²⁾   The weighted average life of the receivables is calculated by (a) multiplying the scheduled principal payments by the number of months from the cutoff date, (b) adding the results, (c) dividing the sum by 12 and (d) dividing the result by the initial pool balance, and based on the assumption that payments are due on the first day of the month, all receivables pay as scheduled, starting one month from the cutoff date, with no delays, defaults or prepayments.

⁽³⁾   Excludes receivables representing ___% of the initial pool balance that have obligors who did not have FICO® scores because they (a) are not individuals and use financed vehicles for commercial purposes, or (b) are individuals with minimal or no recent credit history. *For a description of FICO® scores, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."* It is not certain that FICO® scores will be an accurate predictor of the likelihood of repayment of the related receivable or that any obligor's credit score would not be lower if obtained as of the cutoff date.

⁽⁴⁾   Receivables with obligors who are individuals with minimal or no recent credit history.

⁽⁵⁾   The loan-to-value ratio for a receivable is the total amount financed divided by (a) for new vehicles, the dealer invoice amount for the vehicle and (b) for used vehicles, the value of the vehicle determined using a national used vehicle value publication, or the purchase price paid by the dealer at auction. *For more details about loan-to-value ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

⁽⁶⁾   The payment-to-income ratio for a receivable is the contract monthly payment amount divided by the monthly combined income of the obligor and any co-obligor. Excludes receivables with business entities that do not report income. *For more details about payment -to-income ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

⁽⁷⁾   Receivables originated under a Ford-sponsored low-APR marketing program.

⁽⁸⁾   Receivables with customers who use the financed vehicle for commercial purposes. These customers may be business entities or individuals.

⁽⁹⁾   Car includes sedans, hatchbacks and coupes. Light truck includes vans, minivans and light pick-up trucks. Utility includes wagons, SUVs and cross-overs. Vehicles other than Ford, Lincoln and Mercury vehicles, representing ___% of the initial pool balance, are not categorized by Ford Credit and are excluded from these categories.

Distribution by Original Term of Receivables

Original Term (months)	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
0 – 24			
25 – 36			
37 – 48			
49– 60			
61 – 72			
Total		$	%

Distribution by FICO® Score of Receivables⁽¹⁾

FICO® Score⁽²⁾ Range	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
Greater than 749		$	%
700 – 749			
650 – 699			
600 – 649			
Less than 600..			
Commercial⁽³⁾			
No FICO® score⁽⁴⁾			
Total		$	%

⁽¹⁾   The table shows the distribution of the receivables by FICO® score of obligors on their origination dates.

⁽²⁾   *For a description of FICO® scores, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."* It is not certain that FICO® scores will be an accurate predictor of the likelihood of repayment of the related receivable or that an obligor's credit score would not be lower if obtained as of the cutoff date.

⁽³⁾   Represents receivables with obligors that do not have FICO® scores because they are not individuals and that use financed vehicles for commercial purposes. For a description of commercial accounts, you should read *"Sponsor and Servicer – Commercial Accounts."*

⁽⁴⁾   Represents receivables with obligors who are individuals with minimal or no recent credit history.

Distribution by Loan-to-Value Ratio of Receivables

Loan-to-Value Ratio[1] Range	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
Less than 86%..		$	%
86 – 100			
101 – 115			
116 – 130			
Greater than 130			
Total		$	%

_____

[1] The loan-to-value ratio for a receivable is the total amount financed divided by (a) for new vehicles, the dealer invoice amount for the vehicle and (b) for used vehicles, the value of the vehicle determined using a national used vehicle value publication, or the purchase price paid by the dealer at auction. *For more details about loan-to-value ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

Distribution by Payment-to-Income Ratio of Receivables

Payment-to-Income Ratio[1] Range	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
Less than 11%..		$	%
11 – 15			
16 – 20			
Greater than 20			
Unavailable[2]..			
Total		$	%

_____

[1] The payment-to-income ratio for a receivable is the contract monthly payment amount divided by the monthly combined income of the obligor and any co-obligor. Excludes receivables with business entities that do not report income. *For more details about payment -to-income ratio calculations, you should read "Sponsor and Servicer – Origination, Underwriting and Purchasing."*

[2] Payment-to-income ratio cannot be calculated for obligors that are business entities, because they do not report income on credit applications.

Distribution by APR of Receivables

APR Range	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
0.00 – 0.99%		$	%
1.00 – 1.99			
2.00 – 2.99			
3.00 – 3.99			
4.00 – 4.99			
5.00 – 5.99			
6.00 – 6.99			
7.00 – 7.99			
8.00 – 8.99			
9.00 – 9.99			
10.00 – 10.99			
11.00 – 11.99			
12.00 – 12.99			
13.00 – 13.99			
14.00 – 14.99			
15.00 – 15.99			
16.00 – 16.99			
17.00 – 17.99			
18.00 – 18.99			
19.00 – 19.99			
20.00 – 24.99			
25.00 – 29.99			
Total		$	%

Geographic Distribution of Receivables on Cutoff Date[1]

State	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
		$	%
Total		$	%

---

[1] The table shows the states with concentrations greater than 3.00% of the initial pool balance based on the billing addresses of the obligors.

Distribution by Make, Model and Vehicle Type of Receivables[1]

Make	Model	Vehicle Type	Number of Receivables	Aggregate Principal Balance	Percentage of Initial Pool Balance
				$	%
Other...					
Total				$	%

[1]   The table shows models representing greater than 1.00% of initial pool balance.

[Asset-Level Data]

[To be included for offerings after November 22, 2016:]

[The depositor prepared asset level data for the receivables and filed it with the SEC on Form ABS-EE. The Form ABS-EE is incorporated by reference into this prospectus. The asset data file contains detailed information for each receivable about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status. Investors should carefully review the asset level data. The depositor will prepare updated asset level data on a monthly basis and will file it with the SEC on Form ABS-EE. The depositor's CIK number is 0001129987.

For more details about the monthly asset level data, you should read "Monthly Reports."]

Depositor Review of Receivables

The depositor performed a review of the receivables designed and effected to provide reasonable assurance that the disclosure about the receivables in this prospectus is accurate in all material respects. This review consisted of a statistical data review, a contract review, reviews of data and information by securitization funding personnel and reviews of factual information by senior management and legal office personnel of Ford Credit, and is supported by Ford Credit's business and systems control processes. The depositor consulted with, and was assisted by, responsible personnel of Ford Credit in performing the review. The depositor also engaged a third party to assist it in its statistical data review and the contract review using procedures designed and established by the depositor and determined by the depositor to be sufficient for purposes of its review of the receivables. The depositor takes full responsibility for the review of the receivables, the work performed by Ford Credit and third parties and the findings and conclusions of that review.

The depositor completed a multistep quality assurance review of the receivables selected for this securitization transaction in which Ford Credit securitization funding personnel applied systemic and manual filters to confirm that the receivables meet the selection criteria described in *"Receivables – Selection of Receivables"* as of the cut-off date. As part of the pool selection process, the data and information about the receivables that was transferred from Ford Credit's receivables system and other system sources to Ford Credit's securitization system was systematically verified back to the source systems and the depositor found no discrepancies.

[For offerings after November 22, 2016, description of review of asset level data filed on Ford ABS-EE to be included.]

The pool composition and stratification tables in *"Summary — Receivables"* and *"Receivables — Composition of Receivables"* were systematically created by Ford Credit's securitization system or calculated from data in Ford Credit's securitization system or other source data by Ford Credit's securitization funding personnel. Ford Credit securitization funding personnel reviewed and verified the data and information in these tables as consistent with the data and information from Ford Credit's securitization system and other source data. In addition, the data and information in these tables were recalculated and confirmed to be consistent with the data and information from the securitization system and other source data. The depositor found no discrepancies in the pool composition and stratification tables.

The depositor reviewed a sample of __ contract files randomly selected from the retail installment sale contracts in the receivables pool and compared specific contract information in the sample contracts relevant to the data and information about the receivables in this prospectus to the same information in Ford Credit's receivables system. The depositor found ___ error[s] out of ____ data points reviewed or compared in the sample contracts. The depositor considers that the review indicates no systemic errors in the receivables data or other errors that could have a material adverse effect on the data and information about the receivables in this prospectus.

The depositor confirmed with senior management and legal office personnel of Ford Credit that they performed a comprehensive management and legal review of the information about the receivables in this prospectus. Senior managers and legal office personnel reviewed and confirmed as accurate the descriptions of the general information about the receivables and how they were originated.. Ford Credit legal office personnel also reviewed and confirmed that the descriptions of the material terms of the receivables accurately reflect the terms of the forms of retail installment sale contracts purchased by Ford Credit, that the descriptions of the legal and regulatory considerations that may materially affect the performance of the receivables accurately reflect current federal and state law and regulations and case law precedents and that the summary of the representations and the remedies available for breach of these representations accurately reflect the terms of the securitization transaction documents.

The depositor's review of the receivables is supported by Ford Credit's extensive control processes used in the day-to-day operation of its business. These controls include financial reporting controls required by the Sarbanes-Oxley Act, regular internal audits of key business functions, including receivables contract purchasing, servicing and systems processing, controls to verify compliance with procedures and quality assurance reviews for credit decisions, contract purchases and securitization processes. In addition, Ford Credit uses an integrated network of computer applications to ensure that information about the receivables is accurately entered, captured and maintained in its receivables and other systems. These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively and accurately. All of these controls and procedures ensure integrity of data and information and accuracy of securitization disclosures.

After completion of the review described above, the depositor concluded that it has reasonable assurance that the disclosure about the receivables in this prospectus is accurate in all material respects.

Representations About Receivables

As sponsor, Ford Credit will make representations to the depositor about each receivable. Generally, these representations relate to the origination of the receivable, the characteristics of the receivable, legal compliance, terms of the contract and status of the contract, as well as the selection criteria described in *"— Selection of Receivables"* above. In addition, the representations include:

- each receivable was originated and has been serviced in compliance with laws in all material respects,

- Ford Credit has a first priority perfected security interest or begun procedures that will result in the perfection of a first priority security interest in the related financed vehicle in favor of Ford Credit, and

- each receivable is an enforceable payment obligation of the obligor and the obligor has not asserted a right of rescission, setoff or defenses against the receivable.

In addition, Ford Credit will make representations about the entire pool of receivables and other property sold to the depositor, including that:

- immediately before the sale of the receivables and other property to the depositor, Ford Credit had, and immediately following the sale the depositor will have, good title to the receivables and other property, free and clear of liens not permitted by the transaction documents, and

- following the sale of the receivables and other property to the depositor, the depositor will have a first priority perfected security interest in the receivables and the other property.

The depositor will make similar representations about each receivable and the pool of receivables and other property to the trust.

Obligation to Repurchase Receivables

If any representation made by Ford Credit or the depositor about a receivable was untrue when made, the receivable was not eligible to be sold by Ford Credit to the depositor or by the depositor to the trust. If either Ford Credit or the depositor has actual knowledge, or receives notice from the trust, the owner trustee or the indenture trustee that any representation about a receivable was untrue when made and the breach has a material adverse effect on the receivable, Ford Credit or the depositor must repurchase the receivable. In addition, a noteholder may make a request or demand that a receivable be repurchased due to a breach of a representation made about the receivables and the indenture trustee will notify Ford Credit of any noteholder request or demand it receives.

Ford Credit and the depositor will be considered to have actual knowledge of a breach if a designated employee of Ford or Ford Credit who is responsible for the securitization transaction, or a "responsible person," learns of the breach. Ford Credit and the depositor will designate to the indenture trustee its responsible persons for this purpose. A noteholder may obtain a list of responsible persons by request to the indenture trustee or the depositor.

None of the indenture trustee, the owner trustee, the asset representations reviewer or the servicer are obligated to monitor the receivables or investigate whether any representations have been breached or whether any receivable may be an ineligible receivable.

On discovery of a breach or receipt of a notice of breach or repurchase request or demand, Ford Credit or the depositor will investigate the receivable or receivables to confirm the breach and determine if it has a material adverse effect on any receivable. Ford Credit will report any requests or demands to repurchase receivables and related activity and status on SEC Form ABS-15G.

If a repurchase is required, Ford Credit or the depositor will repurchase the receivable on the first payment date after the month in which it obtained knowledge or was notified of the breach or, at its option, on the next payment date, unless it corrects the breach in all material respects before that payment date. On that payment date, Ford Credit or the depositor will repurchase the receivable, effective as of the last day of the prior month by depositing in the collection account an amount equal to the remaining principal balance of the receivable plus 30 days of interest at the related APR.

These repurchase obligations will be the sole remedy of the trust, the indenture trustee and the noteholders for any losses resulting from a breach of the representations of Ford Credit or the depositor about the receivables.

[Ford Credit may offer extensions to obligors located in states and counties declared to be major disaster areas by the Federal Emergency Management Agency prior to the closing date, and Ford Credit will repurchase the receivables of the obligors that accept those offered extensions. In Ford Credit's experience, the acceptance rate for these extension offers is generally less than __%.]

Asset Representations Review

If two triggers are met, the asset representations reviewer will perform a review of receivables to test for compliance with the representations made by Ford Credit and the depositor about the receivables. The first trigger is a delinquency trigger that will occur if the aggregate principal balance of receivables in the pool that are more than 60 days delinquent as a percentage of the pool balance as of the end of a month meets or exceeds the percentage for that month set by Ford Credit as described in *"— Delinquency Trigger"* below. If the delinquency trigger occurs, it will be reported on the investor report for that month and reported in the Form 10-D for that month. The second trigger is a voting trigger that will be met if, following the occurrence of a delinquency trigger, the noteholders of at least 5% of the principal amount of notes demand a vote and, subject to a voting quorum, the noteholders of a majority of the principal amount of the notes that are voted vote for a review. The review fees will be $____ for each receivable tested in the review.

Delinquency Trigger. The delinquency trigger will be __% for the first 12 months following the cutoff date, __% for the next 12 months, __% for the next 12 months and __% for the remaining months that the notes are outstanding. Ford Credit developed the delinquency trigger by considering the monthly greater than 60-day delinquency rate observed in its prior securitizations of retail installment sale contracts in this program over the last [ten] years. The delinquency rate is calculated as the aggregate principal balance of the receivables that are more than 60 days delinquent as a percentage of the pool balance as of the end of a month. For this purpose, a delinquent receivable is defined as a receivable with more than $49.99 of a scheduled payment past due, including receivables with bankrupt obligors but excluding receivables in repossession status or that have been charged off by the servicer according to its credit and collection policy.

Ford Credit derived average monthly delinquency percentages from these prior securitization transactions and used it to construct a delinquency curve which it believes, given the consistency of its origination and servicing practices, represents a reasonable expected case delinquency curve for the receivables over economic cycles. Ford Credit then applied a multiple of approximately [3] to the average delinquency percentage observed at month 12, month 24 and month 36 and a multiple of approximately [2.5] at month 48. By establishing these multiples consistent with, or within, the multiples of expected cumulative net losses that the Class C notes are expected to be able to withstand without a loss, Ford Credit believes the delinquency trigger is an appropriate threshold at the point when noteholders may benefit from an asset representations review. The delinquency trigger starts at a lower level for the first year and increases in each of the following three years of the securitization transaction to reflect the historical shape of the delinquency curve in Ford Credit's securitization transactions. This provides a more conservative trigger level early in this securitization transaction's life, when rising delinquencies may cause concern about whether the representations made about the receivables are true and when noteholders may benefit most from an asset representations review.

Ford Credit believes that the delinquency trigger is appropriate based on:

- its experience with delinquency in its prior securitized pools of retail installment sale contracts, and in its portfolio of retail installment sale contracts,

- its experience setting delinquency triggers in its retail installment sale contract securitization programs,

- its observation that greater than 60 day delinquency rates and net cumulative losses in its retail installment sale contract securitization transactions increase over time and are correlated, and

- its assessment of the amount of net cumulative losses that would likely result in a loss to noteholders of the most junior notes in its prior securitized pools.

For Ford Credit's prior securitized pools included in Annex A, the percentage of receivables that have been more than 60 days delinquent at month 12 have ranged from ___% to ___%, at month 24 have ranged from ___% to ___%, at month 36 have ranged from ___% to ___% and at any later month have ranged from ___% to ___%. The following chart is a graphical presentation of the monthly percentages of receivables more than 60 days delinquent in Ford Credit's prior securitized pools and the average monthly delinquency rate for these prior securitized pools since 20__ compared to the delinquency trigger established for this securitization transaction.



Voting Trigger. If the delinquency trigger occurs on the last day of a month, a noteholder may demand that the indenture trustee call a vote of all noteholders on whether to direct the asset representations reviewer to perform a review. If noteholders of at least 5% of the principal amount of the notes demand a vote within 90 days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger, the indenture trustee will submit the matter to a vote of all noteholders through DTC. The vote will remain open until the 150th day after the filing of that Form 10-D. Assuming a voting quorum of noteholders holding at least 50% of the principal amount of the notes is reached, if the noteholders of a majority of the principal amount of the notes that are voted vote to direct a review, the indenture trustee will notify the asset representations reviewer and the servicer to start the review. If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the delinquency trigger.

Asset Representations Review. The review will be performed on each receivable that is more than 60 days delinquent as of the end of the prior month, or the "review receivables." Within 60 days of the receipt of a review notice, the servicer will give the asset representations reviewer access to the receivable files and other information necessary for the review of all of the review receivables. Upon receiving access to the review materials, the asset representations reviewer will start its review of the review receivables and complete its review within [60] days after receiving access to all review materials. The review period may be extended by up to an additional [30] days if the asset representations reviewer detects missing review materials that are subsequently provided within the [60]-day period or requires clarification of any review materials or testing procedures. The review will consist of performing specific tests for each representation and each review receivable and determining whether each test was passed or failed. These tests were designed by Ford Credit to determine whether a review receivable was not in compliance with the representations made about it in the transaction documents at the relevant time, which is usually at origination of the receivable or as of the cutoff date or closing date. There may be multiple tests for each representation. The tests may not be sufficient to determine every instance of noncompliance. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor, either at the time of the review or at origination. The review is not designed to determine whether the receivable was serviced in compliance with the sale and servicing agreement after the cutoff date. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether Ford Credit's origination, underwriting and purchasing policies and procedures are adequate, reasonable or prudent.

Review Report. On completion of the review, the asset representations reviewer will provide a report on the test results for each review receivable and each representation to the trust, the servicer and the indenture trustee within [120] days of the start of the review. The asset representations reviewer is not responsible for determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased. On receipt of the report, the review fee will be paid to the asset representations reviewer according to the priority of payments as described under "*Description of the Notes — Priority of Payments*." A summary of the report of the asset representations review will be included in the Form 10-D for the trust in the next month.

For more information about the asset representations reviewer, you should read "Transaction Parties — Asset Representations Reviewer."

Dispute Resolution for Repurchase Requests

If a request is made for the repurchase of a receivable due to a breach of a representation made about the receivables, and the repurchase is not resolved within 180 days after receipt by Ford Credit or the depositor of notice of the repurchase request, the requesting party, including a noteholder, will have the right to refer the matter to either mediation or third-party arbitration by providing notice to Ford Credit and the depositor within 90 days after the end of the 180-day period. Ford Credit and the depositor must agree to participate in the selected resolution method. Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the delinquency trigger occurred. However, if the receivable subject to a repurchase request has been part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed by the requesting party to have been resolved.

A mediation or arbitration will be administered by _____ using its mediation or arbitration rules in effect at the time of the Closing Date. If _____ no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by Ford Credit, using its relevant rules then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will apply. Any mediation or arbitration will be held in New York City, but any party may appear by video conference or teleconference.

A single mediator [or arbitrator] will be selected by the mediation [or arbitration] organization from a list of at least ten independent mediators [or arbitrators] maintained by it. The mediator [or arbitrator] will be impartial, knowledgeable about and experienced with the law of the state of New York and will be an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters. Each party may exercise [two] preemptory challenges to the list and to rank the remaining neutrals. The mediator [or arbitrator] will be the attorney whose name appears first on both the lists submitted by the parties. _____ will select the mediator [or arbitrator] in the case of a tie and if the first choice is not available will repeat the process until someone is available.

[An arbitration will be conducted by a panel consisting of three members, (i) one to be appointed by the requesting party, (ii) one to be appointed by Ford Credit or the depositor, as applicable and (iii) the third, who will preside over the panel, to be chosen by the two party-appointed arbitrators. Each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney with at least __ years of experience specializing in commercial litigation and, if possible, consumer finance matters.]

For a mediation, the parties will agree to use commercially reasonable efforts to begin the mediation within [ten] business days of the selection of the mediator and to conclude the mediation with [60] days of the start of the mediation. The costs of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation.

For an arbitration, the arbitrator[s] will establish procedures and deadlines for the arbitration in consultation with the parties, with the goal of completing the arbitration within [90] days. The arbitrator[s] will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. However, unless agreed by the parties or granted by the arbitrator[s] upon a showing of good cause, discovery by each party in the arbitration will be limited to __ witness depositions, __ interrogatories, __ document requests and __ requests for admissions. The arbitrator[s] will make its final determination in writing no later than [60] days after appointment. The arbitrator[s] will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator[s] will not have the power to award punitive or consequential damages. In its final determination, the arbitrator[s] will determine and award the costs of the arbitration in [its][their] reasonable discretion. The final determination of the arbitrator[s] will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.

No personally identifiable customer information will be produced for purposes of any mediation or arbitration. Each party will agree to keep the details of the repurchase request and the dispute resolution confidential.

DESCRIPTION OF THE NOTES

The trust will issue the notes under an indenture between the trust and the indenture trustee. The following description summarizes the main terms of the notes and the indenture but is not a complete description of the notes or the entire indenture. For more details about the notes and the indenture, you should read the form of indenture that is included as an exhibit to the registration statement filed with the SEC that includes this prospectus.

Funds Available for Payments

Payments on the notes will be made from "available funds," which for any payment date generally will be equal to collections on the receivables for the prior month, amounts paid to the trust by the depositor or Ford Credit to repurchase ineligible receivables or by the servicer to purchase servicer impaired receivables or receivables modified by the servicer for the prior month and amounts withdrawn from the

reserve account. For each month, "collections" include (a) all principal and interest collected on the receivables and applied by the servicer during the period, (b) all amounts received under physical damage, credit life and disability insurance on the financed vehicles or obligors, (c) rebates of cancelled service contracts, insurance and similar products, (d) proceeds from the liquidation of financed vehicles, or "liquidation proceeds," including net auction proceeds from the sale of repossessed vehicles and other amounts received on defaulted accounts, and (e) net recoveries on charged off accounts.

This diagram shows the sources of available funds for each payment date. Available funds, including amounts withdrawn from the reserve account to cover shortfalls, are the only funds that will be used to make payments to the noteholders on each payment date.


Depositor
Sponsor
Servicer
Collections:
– obligor payments
– insurance proceeds
– rebates of cancelled policies and products
– liquidation proceeds
– recoveries
Any amounts paid to repurchase ineligible receivables due to breach of representations
Any amounts paid to purchase servicer impaired or modified receivables
"AVAILABLE FUNDS" to be paid according to the priority of payments
Any reserve draws, if required

Payments of Interest

Interest will accrue on the notes at the per annum interest rate for each class stated on the cover of this prospectus and will be due and payable to the noteholders on each payment date. Interest on the Class A-1 notes [and the floating rate notes] will accrue on an "actual/360" basis from the prior payment date to the following payment date (or from the closing date to _______, 20__, for the first period). Interest on all other classes of notes will accrue on a "30/360" basis from the 15th day of the prior month to the 15th day of the current month (or from the closing date to _______, 20__, for the first period).

[The indenture trustee will determine LIBOR for each interest period on the "LIBOR determination date," which is the second London business day before that interest period.]

All interest that is due but not paid on a payment date will be due on the next payment date, together with interest on the unpaid amount at the applicable interest rate. Failure to pay interest that is due on the controlling class that continues for five days will be an event of default. Failure to pay interest that is due on any class of notes that is not part of the controlling class will not be an event of default.

The trust will make interest payments on the notes on each payment date from available funds. Interest payments will not be made on any subordinated class of notes until interest payments due on more senior classes of notes are paid in full.

If the amount of available funds, including the amount withdrawn from the reserve account, is insufficient to pay all interest due on any class of notes on a payment date, each holder of that class of notes will receive its pro rata share of the amount that is available. Any priority principal payments on

more senior classes of notes will be made before the payment of interest due on the Class B or Class C notes.

For more details about the priority of payments made from available funds on each payment date, including priority payments of principal on senior classes of notes, you should read "— Priority of Payments" below.

If the notes are accelerated after an event of default, interest due on the Class B notes will not be paid until interest and principal on the Class A notes are paid in full. Instead, interest due on the subordinated classes of notes will not be paid until both interest and principal on more senior classes of notes are paid in full.

For more details about the payment priorities following an acceleration of the notes, you should read "— Post-Acceleration Priority of Payments" below.

Payments of Principal

The trust will pay principal on the notes on each payment date in the amounts described below. Principal will be paid sequentially to each class of notes in order of seniority, starting with the Class A-1 notes. [The Class A-2a notes and the Class A-2b notes are a single class with equal rights to payments of principal and interest, which will be made on a pro rata basis.] The trust will not pay principal on any class of notes until the principal amounts of more senior classes are paid in full. Ford Credit expects the principal amount of each class of notes to be repaid by that class's final scheduled payment date. On the final scheduled payment date for each class of notes, no interest will be paid on any subordinated class of notes until both interest and principal on the maturing class of notes are paid in full. If the principal amount of any class of notes is not paid in full by its final scheduled payment date, an event of default will occur and the principal amount of all classes of notes may be declared immediately due and payable.

The Class A-1 notes benefit from a "turbo" feature that will apply available funds remaining after payment of the senior fees and expenses of the trust, interest on the notes and any required deposits in the reserve account, including the portion of the remaining available funds that is excess spread, to pay principal of the Class A-1 notes until paid in full. After the Class A-1 notes have been paid in full, the trust will apply any remaining available funds to pay principal of the other classes of notes until the targeted overcollateralization amount is reached before any funds will be distributed to the holder of the residual interest.

After the targeted overcollateralization amount is reached, the trust will pay principal on the notes on each payment date generally in an amount equal to the excess of (a) the principal amount of the notes as of the end of the prior payment date over (b) the excess of the pool balance as of the last day of the prior month over the targeted overcollateralization amount for the current payment date. In other words, principal will be paid on the notes on each payment date in an amount equal to the decrease in the pool balance for the prior month less the decrease in the targeted overcollateralization amount for the current payment date, unless the actual amount of overcollateralization is greater than the targeted overcollateralization amount. All available funds, including collections of interest on the receivables, will be used to make these principal payments.

Unless a priority principal payment is required, the trust will pay principal to noteholders on each payment date only after all interest due on the notes is paid in full and any required deposit in the reserve account is made. Priority principal payments are required when the adjusted pool balance is less than the principal amount of one or more classes of notes. Priority principal payments are also required when any class of notes is not paid in full before its final scheduled payment date. These priority principal payments will be paid to more senior classes of notes before payments of interest on subordinated classes of notes. The "priority principal payments" for a payment date are:

- a "first priority principal payment" payable to the Class A noteholders, equal to the excess of the principal amount of the Class A notes on the prior payment date (after giving effect to payments

on that date) over the adjusted pool balance, except that on and after the final scheduled payment date for each class of Class A notes, this amount will equal the principal amount of that class of Class A notes until paid in full, and

- a "second priority principal payment" payable to the Class A and Class B noteholders, equal to (1) the excess of the principal amount of the Class A and Class B notes on the prior payment date (after giving effect to payments on that date) over the adjusted pool balance, minus (2) the amount of any first priority principal payment, except that on and after the final scheduled payment date for the Class B notes, this amount will equal the principal amount of the Class B notes until paid in full.

The trust will pay the regular principal payment to the notes after all interest due on the notes and any required priority principal payments are paid in full. The regular principal payment includes the "turbo" feature described above that pays the Class A-1 notes in full and then pays principal to the other classes of notes if required to reach the targeted overcollateralization amount before any funds are distributed to the holder of the residual interest. The "regular principal payment" for a payment date is equal to:

- the greater of (a) the principal amount of the Class A-1 notes on the prior payment date (after giving effect to payments on that date) and (b) the excess of the principal amount of the notes over an amount equal to the pool balance minus the targeted overcollateralization amount, minus

- the sum of any first priority principal payment and second priority principal payment made on that payment date,

except that on and after the final scheduled payment date for the Class C notes, the regular principal payment will equal the principal amount of the Class C notes until paid in full.

The amount of the regular principal payment will be limited by the remaining available funds after more senior payments are made.

Priority of Payments

On each payment date, the servicer will direct the indenture trustee to use available funds to make payments and deposits in the order of priority listed below and, unless otherwise indicated below, pro rata based on the amounts due. This priority will apply unless the notes are accelerated after an event of default:

(1) to the indenture trustee, the owner trustee and the asset representations reviewer, all amounts due, including indemnities, and to or at the direction of the trust, any expenses of the trust incurred under the transaction documents, in each case, to the extent not paid by the depositor or administrator, up to a maximum of $_____ per year,

(2) to the servicer, all servicing fees due,

(3) to the Class A noteholders, interest due on the Class A notes, pro rata, based on the principal amount of the Class A notes as of the end of the prior payment date,

(4) to the Class A noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the first priority principal payment, if any,

(5) to the Class B noteholders, interest due on the Class B notes,

(6) to the Class A and Class B noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the second priority principal payment, if any,

(7) to the Class C noteholders, interest due on the Class C notes,

(8)   to the reserve account, the amount, if any, required to replenish the reserve account to its original balance, unless the payment date is on or after the final scheduled payment date for the Class C notes,

(9)   to the noteholders, sequentially by class, in each case until paid in full, principal in an amount equal to the regular principal payment,

(10)   to the indenture trustee, the owner trustee and the asset representations reviewer and to or at the direction of the trust, all fees, expenses and indemnities due but not paid under item (1), and

(11)   to the holder of the residual interest in the trust, all remaining available funds.

If available funds (other than reserve account amounts) on a payment date are insufficient to cover all amounts payable under items (1) through (7) (including to pay the Class A and Class B notes in full on their final scheduled payment dates), the servicer will direct the indenture trustee to withdraw the amount of the shortfall from the reserve account to the extent available and use it to pay items (1) through (7) (including to pay the Class A and Class B notes in full on their final scheduled payment dates). Amounts in the reserve account will also be available to pay the Class C notes in full on their scheduled final payment date under item (9).

This diagram shows how available funds are paid on each payment date. The priority of payments shown in this diagram will apply unless the notes are accelerated after an event of default.


Available Funds for the Payment Date
Indenture trustee, owner trustee, asset representations reviewer and trust amounts due (up to a maximum)
Servicing fees
Interest due on the Class A notes, pro rata based on the principal amount
First Priority Principal Payment, if any
Interest due on the Class B notes
Second Priority Principal Payment, if any
Interest due on the Class C notes
Amount, if any, required to replenish the reserve account
Regular Principal Payment
Indenture trustee, owner trustee, asset representations reviewer and trust amounts due, to the extent not paid above
Remaining Available Funds to the holder of the residual interest in the trust
Principal payments on the notes will be made in the following order of priority:
First, to pay principal on the Class A-1 notes until paid in full
Second, to pay principal on the Class A-2[a] notes[and the Class A-2b notes, pro rata] until paid in full
Third, to pay principal on the Class A-3 notes until paid in full
Fourth, to pay principal on the Class A-4 notes until paid in full
Fifth, to pay principal on the Class B notes until paid in full
Sixth, to pay principal on the Class C notes until paid in full

Post-Acceleration Priority of Payments

If the notes are accelerated after an event of default, on each payment date, the servicer will direct the indenture trustee to use amounts in the collection account for the prior month and amounts in the reserve account to make payments in the order of priority listed below and, unless otherwise indicated below, pro rata based on the amounts due:

(1) to the indenture trustee, the owner trustee and the asset representations reviewer, all amounts due, including indemnities, and to or at the direction of the trust, any expenses incurred according to the transaction documents,

(2) to the servicer, all unpaid servicing fees,

(3)   to the Class A noteholders, interest due on the Class A notes, pro rata based on the principal amount of the Class A notes as of the end of the prior payment date,

(4)   to the Class A noteholders, sequentially by class, principal of the Class A notes until paid in full,

(5)   to the Class B noteholders, interest due on the Class B notes,

(6)   to the Class B noteholders, principal of the Class B notes until paid in full,

(7)   to the Class C noteholders, interest due on the Class C notes,

(8)   to the Class C noteholders, principal of the Class C notes until paid in full, and

(9)   to the holder of the residual interest in the trust, any remaining amounts.

For more details about events of default and your rights following an event of default, you should read "— Events of Default and Acceleration" below.

Events of Default and Acceleration

Each of the following will be an "event of default" under the indenture:

- the trust fails to pay interest due on the notes of the controlling class within five days after any payment date,

- the trust fails to pay the principal amount of any class of notes in full by its final scheduled payment date,

- the trust fails to observe or perform a material covenant or agreement made in the indenture or a representation of the trust made in the indenture is later determined to have been incorrect in any material respect and, in either case, is not corrected for a period of 60 days after notice was given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% of the note balance of the controlling class, and

- a bankruptcy or dissolution of the trust.

If the trust knows of an event that with notice or the lapse of time, or both, would become an event of default of the type described in the third item above, it must notify the indenture trustee within five business days. Except in limited circumstances, if the indenture trustee knows of an event that with notice or the lapse of time, or both, would become an event of default, it must notify the noteholders within 90 days.

The trust must notify the indenture trustee, the servicer and the rating agencies no more than five business days after a responsible person of the trust knows of an event of default. If the indenture trustee knows of an event of default, it must notify all noteholders within five business days.

The holders of a majority of the note balance of the controlling class may waive any event of default and its consequences except an event of default (a) in the payment of principal of or interest on any of the notes (other than an event of default relating to failure to pay principal due only because of the acceleration of the notes) or (b) relating to a covenant or term of the indenture that cannot be amended, supplemented or modified without the consent of all noteholders.

Acceleration of the Notes. If an event of default occurs, other than because of a bankruptcy or dissolution of the trust, the indenture trustee or the holders of a majority of the note balance of the controlling class may accelerate the notes and declare the notes to be immediately due and payable. If

an event of default occurs because of bankruptcy or dissolution of the trust, the notes will be accelerated automatically.

The holders of a majority of the note balance of the controlling class may rescind a declaration of acceleration if:

- notice of the rescission is given before a judgment for payment of the amount due is obtained by the indenture trustee,

- the trust deposited with the indenture trustee an amount sufficient to make all payments of interest and principal due on the notes (other than amounts due only because of the acceleration of the notes) and all other outstanding fees and expenses of the trust, and

- all events of default (other than the nonpayment of amounts due only because of the acceleration of the notes) are corrected or waived by the holders of a majority of the note balance of the controlling class.

Remedies Following Acceleration. If the notes have been accelerated and the acceleration has not been rescinded, the indenture trustee, at the direction of the holders of a majority of the note balance of the controlling class, may:

- file a lawsuit for the collection of the notes and enforce any judgment obtained,

- begin foreclosure proceedings on the receivables, and

- take any other appropriate action to protect and enforce the rights and remedies of the indenture trustee and the noteholders.

However, the indenture trustee is only permitted to sell the receivables if the following conditions are met, which depend on which event of default has occurred:

- If an event of default occurs because of the late payment of interest or principal of any note, the indenture trustee may sell the receivables without obtaining the consent of the noteholders or may elect to have the trust maintain possession of the receivables and apply collections as they are received, except that the indenture trustee will sell the receivables if directed by the holders of a majority of the note balance of the controlling class.

- If an event of default occurs because of the bankruptcy or dissolution of the trust, the indenture trustee may not sell the receivables unless:

  — all of the noteholders of the controlling class consent to the sale,

  — the proceeds of the sale are expected to be sufficient to pay all amounts owed by the trust, including payments on the notes, or

  — the indenture trustee determines that the assets of the trust would not be sufficient on an ongoing basis to pay all amounts owed by the trust, including payments on the notes as those payments would have become due if the obligations had not been accelerated, and the indenture trustee obtains the consent of the holders of 66-2/3% of the note balance of the controlling class.

- If an event of default occurs because of a breach of a representation or covenant of the trust, the indenture trustee may not sell the receivables unless:

  — all of the noteholders consent to the sale, or

— the proceeds of the sale are expected to be sufficient to pay all amounts owed by the trust, including payments on the notes.

The indenture trustee will notify the noteholders at least 15 days before any sale of the receivables. Any noteholder, the depositor and the servicer may submit a bid to purchase the receivables and may purchase the receivables at a sale proceeding.

Payments Following Accelerations and Any Sale of the Receivables. Following an acceleration of the notes and any sale of the receivables, any amounts collected by the indenture trustee will be paid according to the "post-acceleration" priority of payments described in this prospectus.

Standard of Care of the Indenture Trustee Following an Event of Default. If an event of default occurred and is continuing, the indenture trustee must exercise its rights and powers under the indenture using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs. The holders of a majority of the note balance of the controlling class generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee following an event of default and acceleration of the notes.

Limitation on Suits. No noteholder will have the right to begin any legal proceeding for any remedy under the indenture described in "— *Remedies Following Acceleration*" above unless:

- the noteholder notified the indenture trustee of a continuing event of default,

- the holders of at least 25% of the note balance of the controlling class requested the indenture trustee to begin the legal proceeding,

- the requesting noteholders offered reasonable security or indemnity satisfactory to the indenture trustee against any liabilities that the indenture trustee may incur in complying with the request,

- the indenture trustee failed to begin the legal proceeding within 60 days after its receipt of the notice, request and offer of indemnity, and

- the holders of a majority of the note balance of the controlling class have not given the indenture trustee any inconsistent direction during the 60-day period.

A noteholder, however, has the right to begin at any time a proceeding to enforce its right to receive principal and interest due to it under its note, and that right may not be impaired without the consent of the noteholder.

The indenture trustee and the noteholders will agree not to begin a bankruptcy proceeding against the trust.

Optional Redemption or "Clean Up Call" Option

The servicer will have a "clean up call" option to purchase the receivables from the trust on any payment date that the pool balance as of the end of the prior month is [10]% or less of the initial pool balance. The servicer will notify the indenture trustee, the owner trustee and the rating agencies at least ten days before the payment date the option is exercised. The servicer will exercise the option by depositing the purchase price for the receivables in the collection account by 10:00 a.m. (New York City time) on the payment date the option is exercised, and the trust will transfer the receivables to the servicer. The indenture trustee will notify the noteholders of the redemption and provide instructions for surrender of the notes for final payment of interest and principal on the notes. The servicer may exercise its clean up call option only if the purchase price for the receivables plus the collections in the collection account in the final month will be sufficient to pay in full the notes and all fees and expenses of the trust. The purchase price paid by the servicer for the receivables will be the outstanding principal balance of the

receivables. [Ford Credit expects that the clean up call option will become available to the servicer when the Class A-4, Class B and Class C notes are still outstanding.]

Satisfaction and Discharge of Indenture

The indenture will not be discharged until:

- the indenture trustee received all notes for cancellation or, with some limitations, funds sufficient to pay all notes in full,

- the trust paid all other amounts payable by it under the transaction documents, and

- the trust delivered an officer's certificate and a legal opinion each stating that all conditions to the satisfaction and discharge of the indenture have been satisfied.

Amendments to Indenture

The indenture trustee and the trust may amend the indenture without the consent of the noteholders for limited purposes, including to:

- further protect the indenture trustee's interest in the receivables and other trust assets under the lien of the indenture,

- add to the covenants of the trust for the benefit of the noteholders,

- transfer or pledge any trust assets to the indenture trustee,

- correct any ambiguity or mistake or add a term that is not inconsistent with the other terms of the indenture, if it will not have a material adverse effect on the notes, and

- modify, eliminate or add a term required by or necessary to qualify the indenture under the Trust Indenture Act.

Except as described below, the indenture trustee and the trust may amend the indenture to add, change or eliminate a term or modify the noteholders' rights under the indenture (1) without the consent of the noteholders if (a) the administrator certifies that the amendment will not have a material adverse effect on the notes and (b) each rating agency (i) confirms that the amendment will not result in a reduction or withdrawal of the then-current ratings of the notes or (ii) within ten business days of receiving notice of the amendment, does not provide notice that the amendment will result in a reduction or withdrawal of the then-current ratings of the notes or (2) with the consent of the holders of a majority of the note balance of the controlling class. In each case, the indenture trustee must receive a legal opinion that, for federal income tax purposes, the amendment will not cause any note to be deemed sold or exchanged, cause the trust to be treated as an association or publicly traded partnership taxable as a corporation or adversely affect the treatment of the notes as debt for federal income tax purposes.

The prior consent of all adversely affected noteholders will be required for any amendment that would:

- change the terms for amending the indenture or voting or consent under the indenture,

- change the principal amount of or interest rate on any note, the final scheduled payment date of any class of notes, the price at which notes may be redeemed following exercise of the clean up call option by the servicer or the percentage of the initial pool balance at which that option may be exercised or the priority of payments or how principal or interest payments are calculated or made on the notes,

- impair the right of noteholders to begin suits to enforce the indenture,

- change the definition of controlling class, or

- permit the creation of a lien ranking prior or equal to, or impair, the lien of the indenture trustee in the trust assets.

Noteholder Communication

A noteholder may communicate with the indenture trustee and provide notices and make requests and demands and give directions to the indenture trustee as permitted by the transaction documents through the procedures of DTC and by notice to the indenture trustee.

Three or more noteholders may request a list of all noteholders of the trust maintained by the indenture trustee for the purpose of communicating with other noteholders about their rights under the indenture or under the notes. Any request must be accompanied by a copy of the communication that the requesting noteholders propose to send.

A noteholder may also send a request to the trust or to the servicer, on behalf of the trust, stating that the noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents. The requesting noteholder must include in the request a description of the method by which other noteholders may contact the requesting noteholder. The trust will promptly deliver any such request to the servicer. On receipt of a communication request, the servicer will include in the Form 10-D filed in the next month the following information:

- a statement that the trust received a communication request,

- the date the request was received,

- the name of the requesting noteholder,

- a statement that the requesting noteholder is interested in communication with other noteholders about the possible exercise of rights under the transaction documents, and

- a description of the method by which the other noteholders may contact the requesting noteholder.

Any expenses of the trust or the servicer relating to an investor communication, including any review of documents evidencing ownership of a note and the inclusion of the investor communication information in the Form 10-D, will be paid by the servicer.

In order to make a request or demand or to provide notice to the trust, the owner trustee, the indenture trustee, the depositor, the sponsor or the servicer under the transaction documents, a noteholder must either be a noteholder of record or must provide a written certification stating that it is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note.

Book-Entry Registration

The notes will be available only in book-entry form except in the limited circumstances described below. All notes will be held in book-entry form by The Depository Trust Company, or "DTC," in the name of Cede & Co., as nominee of DTC. Investors' interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. or Euroclear Bank S.A./N.V., which will hold

positions on behalf of their customers or participants through their depositories, which in turn will hold positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Noteholders who hold their notes through DTC will follow the settlement practices for U.S. corporate debt obligations. Investors who hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures for conventional eurobonds, except that there will be no temporary global notes and no "lock-up" or restricted period.

Actions of noteholders under the indenture will be taken by DTC on instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes according to DTC's rules and procedures.

Prospective noteholders should review the rules and procedures of DTC, Clearstream and Euroclear for clearing, settlement, payments and tax withholding applicable to their purchase of the notes. In particular, investors should note that DTC's rules and procedures limit the ability of the issuer and the indenture trustee to make post-payable adjustments for principal and interest payments after a period of time, which may be as short as 90 days.

Notes will be issued in physical form to noteholders only if:

- the administrator determines that DTC is no longer willing or able to discharge properly its responsibilities as depository for the notes and the administrator or the depositor cannot appoint a qualified successor,

- the administrator terminates the book-entry system through DTC, or

- after the occurrence of an event of default or a servicer termination event, the holders of a majority of the note balance of the controlling class notify the indenture trustee and DTC to terminate the book-entry system through DTC (or a successor to DTC).

Payments of principal and interest on definitive notes will be made by the indenture trustee on each payment date to registered holders of definitive notes as of the end of the prior month. The payments will be made by check mailed to the address of the holder as it appears on the register maintained by the indenture trustee. The final payment on a definitive note will be made only on presentation and surrender of the definitive note at the address stated in the notice of final payment to the noteholders.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or a note registrar. No service charge will be imposed for registration of transfer or exchange, but the indenture trustee may require payment of an amount sufficient to cover any tax or other governmental charge related to a transfer or exchange.

Computing Outstanding Principal Amount

The monthly investor report described in this prospectus will include a note factor for each class of notes that can be used to compute the portion of the principal amount outstanding on that class of notes each month. The factor for each class of notes will be a seven-digit decimal indicating the remaining outstanding principal amount of that class of notes as of the applicable payment date as a percentage of its original principal amount, after giving effect to payments to be made on the payment date.

The factors for each class of notes will initially be 1.0000000 and will decline as the outstanding principal amount of the class declines. For each note, the portion of the principal amount outstanding on that class of notes can be determined by multiplying the original denomination of that note by the note factor for that class of notes.

Notes Owned by Transaction Parties

Notes owned by the depositor, the servicer or any of their affiliates will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document.

CREDIT ENHANCEMENT

This securitization transaction is structured to provide credit enhancement that increases the likelihood that the trust will make timely payments of interest and principal on the notes and decreases the likelihood that losses on the receivables will impair the trust's ability to do so. The amount of credit enhancement will be limited and it is not certain it will be sufficient in all circumstances. The noteholders will have no recourse to the sponsor, the depositor, the servicer, the indenture trustee or the owner trustee as a source of payment.

Reserve Account

The depositor will establish the reserve account with the indenture trustee for the benefit of the noteholders. On the closing date, the depositor will make a deposit in the reserve account from the net proceeds from the sale of the notes equal to $_____, which is ___% of the initial pool balance.

If, on a payment date, collections on the receivables for the prior month and any amounts paid to the trust by Ford Credit, the depositor or the servicer to purchase or repurchase any receivables are insufficient to pay the senior fees and expenses of the trust, interest payments and any priority principal payments on the notes, the servicer will direct the indenture trustee to use amounts in the reserve account to cover the shortfall. Similarly, if any class of notes would not be paid in full on its final scheduled payment date from collections on the receivables for the prior month, any amounts paid to the trust by the Ford Credit, the depositor or the servicer to purchase or repurchase receivables, the servicer will direct the indenture trustee to use amounts in the reserve account to pay those notes in full. Ford Credit does not expect that amounts in the reserve account will be required for this purpose.

If amounts in the reserve account are used on a payment date, other than the final scheduled payment date for the Class C notes, the trust will deposit available funds into the reserve account on future payment dates after making more senior payments until the reserve account is replenished to its initial level.

On payment of the notes in full, the trust will distribute any amounts remaining in the reserve account to the holder of the residual interest. Investment earnings on amounts in the reserve account will be paid to the servicer on each payment date, as described in *"Servicing — Servicing Fees."* and will not be available to the trust.

For more information about how amounts in the reserve account may be invested, you should read "Servicing — Trust Bank Accounts."

Subordination

This securitization transaction is structured so that the trust will pay interest on all classes of the Class A notes and then will pay interest sequentially on the remaining classes of notes in order of seniority.

The trust will pay principal sequentially, beginning with the Class A-1 notes, and will not pay principal on a class of notes until the principal amounts of more senior classes of notes are paid in full. In addition, if a priority principal payment is required on a payment date, the trust will pay principal on the most senior class of notes outstanding before the payment of interest on any subordinated notes on that payment date.

If the notes are accelerated after an event of default, the priority of payments will change and the trust will pay interest and principal sequentially by class, beginning with the Class A notes (paying interest on the Class A notes, pro rata, and principal on the Class A notes sequentially, beginning with the Class A-1 notes), and will not pay interest or principal on the Class B and Class C notes until more senior classes of notes are paid in full. These subordination features provide credit enhancement to more senior classes of notes, with the Class A notes benefiting the most.

Overcollateralization

Overcollateralization is the amount by which the pool balance exceeds the principal amount of the notes. Overcollateralization means there will be excess receivables generating collections that will be available to cover losses on the receivables and shortfalls in interest collections due to low APR receivables. The initial amount of overcollateralization will be $_____, or ____% of the initial pool balance. Overcollateralization may also be expressed as a percentage of the adjusted pool balance, to identify the overcollateralization exclusive of the yield supplement overcollateralization amount. The adjusted pool balance as of the closing date will be approximately equal to the aggregate initial principal amount of the notes. This means that, on an adjusted pool balance basis, the initial amount of overcollateralization for the notes will be approximately zero. Overcollateralization expressed as a percentage of initial pool balance will vary among the depositor's securitization transactions as a result of changes in interest rates on the notes, the APRs of the receivables and the stated rate used to determine the yield supplement overcollateralization amount. Overcollateralization expressed as a percentage of initial adjusted pool balance, however, is expected to stay the same.

The following table shows the notes as a percentage of the initial pool balance and as a percentage of the initial adjusted pool balance. The percentages may not sum due to rounding.

	Percentage of Initial Pool Balance	Percentage of Adjusted Pool Balance
Class A notes	%	%
Class B notes		
Class C notes		
Total......................................	%	%

This securitization transaction is structured to use all available funds remaining after payments of the senior fees and expenses of the trust, interest on the notes, any priority principal payments and any deposits in the reserve account, including the portion of the remaining available funds that is excess spread, to make principal payments on the notes until the targeted overcollateralization amount is reached.

The "targeted overcollateralization amount" for each payment date will be equal to the sum of:

(1)   the yield supplement overcollateralization amount, plus

(2)   ___% of the initial adjusted pool balance, plus

(3)   the excess, if any, of (a) _____% of the current pool balance over (b) _____% of the initial pool balance (the amount required to be deposited in the reserve account).

Thus, the targeted overcollateralization amount will generally adjust each month based on (a) decreases in the pool balance due to actual payments (including prepayments) of principal made on the receivables and losses on charged off receivables, and (b) the scheduled decrease in the yield supplement overcollateralization amount for that month.

To increase the amount of overcollateralization on a payment date and reach the targeted overcollateralization amount, the trust must make principal payments on the notes in an amount greater than the decline in the pool balance for the prior month. The use of excess spread to make regular

principal payments and priority principal payments is expected to increase overcollateralization as a percentage of each class's principal amount. The class of notes receiving principal payments will experience the greatest increase in overcollateralization. When the actual amount of overcollateralization is less than the targeted overcollateralization amount, principal payments will be made to the noteholders from available funds until the targeted overcollateralization amount is reached.

When the pool balance has decreased to the point where _____% of the current pool balance is equal to or less than _____% of the initial pool balance, the targeted overcollateralization amount will be equal to the yield supplement overcollateralization amount for that payment date plus ____% of the initial adjusted pool balance.

Because the pool of receivables includes a substantial number of low APR receivables, the pool could generate less collections of interest than the sum of the senior fees and expenses of the trust, the interest payments on the notes and any required deposits in the reserve account if the low APR receivables are not adequately offset by high APR receivables in the pool. The yield supplement overcollateralization amount for each payment date approximates the present value of the amount by which future payments on receivables with APRs below a stated rate are less than future payments would be on those receivables if their APRs were equal to the stated rate. The stated rate is set by the depositor at a level that will result in an amount of excess spread sufficient to obtain the required ratings on the notes, and will at least equal the highest interest rate on the notes plus the servicing fee. The inclusion of the yield supplement overcollateralization amount in the targeted overcollateralization amount and thus in the regular principal payment has the effect of recharacterizating of principal collections into interest to increase excess spread by applying a discount rate to scheduled payments on the receivables.

The "yield supplement overcollateralization amount" for the closing date and a payment date is equal to the sum of the excess, if any, for each receivable of (a) the present value of all future payments due on the receivable discounted at the APR of the receivable over (b) the present value of all future payments due on the receivable discounted at a stated rate of _____%. For purposes of this calculation, future payments on each receivable are assumed to be equal monthly payments made over the remaining scheduled term regardless of any prepayments before the cutoff date and without any delays, defaults or prepayments. The yield supplement overcollateralization amount is calculated as of the cutoff date for all future payment dates and will not be recalculated to give effect to delays, defaults or prepayments. Thus, if a low APR receivable prepays, the related portion of the yield supplement overcollateralization amount will continue to provide credit enhancement for the notes and yield enhancement for other low APR receivables as a component of the targeted overcollateralization amount.

The yield supplement overcollateralization amount for the closing date and each payment date will be:

[Payment Date]	$	[Payment Date]	$
[Payment Date]	$	[Payment Date]	$
[Payment Date]	$	[Payment Date]	$

Excess Spread

For a payment date, excess spread is equal to the excess of (a) the sum of (i) the interest collections for the prior month and (ii) the principal collections equal to the decline in the yield supplement overcollateralization amount from the prior payment date (or closing date, as applicable), over (b) the sum of the senior fees and expenses of the trust, the interest on the notes and any required deposits in the reserve account. Any excess spread will be applied on each payment date, as a component of available funds, to make principal payments on the Class A-1 notes until paid in full and then to make principal payments on the most senior class of notes to the extent necessary to reach the targeted overcollateralization amount.

In general, having excess spread available to pay principal on the notes provides a source of funds to absorb losses on the receivables. To the extent the amount of excess spread used to pay principal

exceeds the amount of any losses, it causes the principal of the notes to be paid more rapidly than the principal of the receivables, which increases the overcollateralization as described in *"Description of the Notes — Payments of Principal."*

MATURITY AND PREPAYMENT CONSIDERATIONS

General

The final scheduled payment date for each class of notes is listed on the cover of this prospectus. Ford Credit determined these dates (a) for the Class A-1 notes, by selecting the latest payment date falling within the 397-day period following the date of pricing of those notes, (b) for the Class A-2, Class A-3, Class A-4 and Class B, by selecting the first payment date that is three months or, for the Class A-4 notes, six months after the latest originally scheduled payment date calculated assuming all receivables pay as scheduled with no delays, defaults or prepayments and (c) for the Class C notes, by selecting the first payment date that is six months after the last scheduled maturity date of the latest maturing receivable. Ford Credit expects that the final payment of each class of notes will occur before its final scheduled payment date. The final payment of any class of notes could occur significantly earlier (or could occur later) than that class's final scheduled payment date because the rate of payment of principal of each class of notes depends primarily on the rate of payment (including prepayment) by the obligors on the receivables.

The weighted average life of each note is uncertain because it generally will be determined by the rate at which the principal balances of the receivables are paid. An increase in prepayments on the receivables will decrease the weighted average life of the notes. "Prepayments" on the receivables will occur in the following circumstances:

- *Prepayments on receivables* — obligors may prepay their retail installment sale contracts in full or in part at any time without penalty,

- *Rebates for cancelled items* — rebates on cancelled service contracts, insurance and similar products included in the amount financed of the receivable may be received,

- *Defaults* — liquidation proceeds on defaulted receivables may be received,

- *Insurance proceeds* — proceeds from claims on any insurance policies covering the financed vehicles or the obligors may be received,

- *Repurchases of receivables by Ford Credit and the depositor* — Ford Credit and the depositor may be required to repurchase ineligible receivables from the trust for breaches of representations as described in *"Receivables — Obligation to Repurchase Receivables,"*

- *Purchases of receivables by the servicer* — the servicer may be required to purchase receivables if the servicer fails to maintain the security interest of the trust in the financed vehicles or impairs the rights of the trust or the noteholders in the receivables or if the servicer makes modifications to the receivables as described in *"Servicing — Servicer Modifications and Obligation to Purchase Receivables,"* and

- *Clean up call option* — the servicer will have the option to purchase the receivables from the trust on any payment date on which the pool balance declined to [10]% or less of the initial pool balance.

The amount of principal payments that will be made on the notes on each payment date is uncertain because that amount will depend primarily on the amount of principal payments, including prepayments, on the receivables during the prior month.

In Ford Credit's experience, prepayments on retail installment sale contracts occur primarily when obligors decide to purchase new vehicles, obligors finance with Ford Credit to obtain specific Ford-sponsored vehicle marketing incentives that require Ford Credit financing and pay off their accounts within the first few months of the contract term, defaulted contracts are liquidated or insurance proceeds are received after the financed vehicle is determined to be a total loss. Unlike some other asset classes, such as residential mortgage loans, retail installment sale contracts for the purchase of cars, trucks and utility vehicles do not experience significant voluntary prepayments as interest rates decline. The short-term nature and smaller principal amount of retail installment sale contracts makes the benefit of refinancing smaller. In addition, the use of low APR financing to increase sales of new cars, trucks and utility vehicles limits the situations in which an obligor could take advantage of lower rates by refinancing.

Any reinvestment risk resulting from a faster or slower rate of prepayment of receivables will be borne entirely by the noteholders. *For more information about reinvestment risk, you should read "Risk Factors — The timing of principal payments on your notes is uncertain."*

Weighted Average Life

Prepayments on the receivables can be measured against a prepayment standard or model. This securitization transaction uses the Absolute Prepayment Model commonly referred to as "ABS," which uses an assumed rate of prepayment each month based on the original number of receivables in a pool. ABS assumes that all receivables are the same size and maturity and amortize at the same rate and that in each month each receivable will be paid as scheduled or be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, a 1% ABS rate means that 100 receivables prepay in full each month. ABS is not a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of assets. Ford Credit intends to establish the interest rates for the notes based on their weighted average lives determined by assuming the receivables will prepay at a __% ABS rate.

The ABS tables below were prepared by (a) classifying the pool of receivables that will be sold to the trust into sub-pools based on APR, original term, and age, (b) determining a level monthly payment for each of the sub-pools that fully amortizes the pool by the end of its remaining term to maturity, assuming that each monthly payment is made on the last day of each month and each month has 30 days, and (c) making the following assumptions:

- each sub-pool prepays at the stated constant monthly ABS rate, and pays as scheduled with no delays, defaults or repurchases,

- interest accrues on the notes at the following rates:

Class	Interest Rate
Class A-1	__%
Class A-2[a]	__%
[Class A-2b	__%]
Class A-3	__%
Class A-4	__%
Class B	__%
Class C	__%

- [the principal amount of the Class A-2 notes is allocated to Class A-2a notes in the amount of $_____ and to Class A-2b notes in the amount of $_____;]

- payments on the notes are made on the 15th of each month, and

- the servicer exercises its clean up call option on the first payment date that the option is available.

70

The sub-pools used in this analysis are shown in the table below

Pool	Aggregate Principal Balance	Weighted Average APR	Weighted Average Original Term (In Months)	Weighted Average Remaining Term (In Months)
1..	$	%		
2..				
3..				
4..				
5..				
6..				
7..				
8..				
9..				
10..				
11..				
12..				
13..				
14..				
15..				
16..				
17..				
18..				
19..				
20..				
21..				
22..				
23..				
24..				
Total	$			

The results shown in the ABS tables should approximate the results that would be obtained if the analysis had been based on similar assumptions using the actual pool of receivables that will be sold to the trust, rather than on sub-pools. The actual characteristics and performance of the receivables will differ from the assumptions used in the ABS tables. The ABS tables only give a general sense of how each class of notes may amortize at different assumed ABS rates with other assumptions held constant. It is unlikely that the receivables will prepay at a constant ABS rate until maturity or that all of the receivables will prepay at the same ABS rate. The diversity of the receivables could produce slower or faster prepayment rates for any payment date, including for payment dates early in the transaction, which would result in principal payments occurring earlier or later than indicated in the ABS tables. Any difference between those assumptions and the actual characteristics and performance of the receivables, or actual prepayment experience, will affect the weighted average life and period during which principal is paid on each class of notes.

For a description of factors which may affect the rate of principal payments on the notes, you should read "Risk Factors — The timing of principal payments on your notes is uncertain."

Percent of Initial Note Principal Amount at Various ABS Rates[1]

Payment Date	Class A-1						Class A-2[a][/Class A-2b]					
	0.00%	0.50%	1.00%	1.40%	1.70%	2.00%	0.00%	0.50%	1.00%	1.40%	1.70%	2.00%
Closing Date												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
Weighted Average Life to Call (years)[2]												
Weighted Average Life to Maturity (years)												

(1) The numbers in this table, other than the weighted average life to maturity, were calculated based on the assumption that the servicer will exercise its clean up call option on the first payment date that the option is available.

(2) The weighted average life of a note is calculated by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

The ABS Tables were prepared based on the assumptions described above, including the assumptions regarding the characteristics and performance of the receivables that will differ from the actual characteristics and performance of the receivables. You should be sure you understand these assumptions when reading the ABS Tables.

Percent of Initial Note Principal Amount at Various ABS Rates[1]

Payment Date	Class A-3 0.00%	0.50%	1.00%	1.40%	1.70%	2.00%	Class A-4 0.00%	0.50%	1.00%	1.40%	1.70%	2.00%
Closing Date												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
Weighted Average Life to Call (years)[2]												
Weighted Average Life to Maturity (years)												

(1) The numbers in this table, other than the weighted average life to maturity, were calculated based on the assumption that the servicer will exercise its clean up call option on the first payment date that the option is available.

(2) The weighted average life of a note is calculated by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

The ABS Tables were prepared based on the assumptions described above, including the assumptions regarding the characteristics and performance of the receivables that will differ from the actual characteristics and performance of the receivables. You should be sure you understand these assumptions when reading the ABS Tables.

Percent of Initial Note Principal Amount at Various ABS Rates[1]

	Class B						Class C					
Payment Date	**0.00%**	**0.50%**	**1.00%**	**1.40%**	**1.70%**	**2.00%**	**0.00%**	**0.50%**	**1.00%**	**1.40%**	**1.70%**	**2.00%**
Closing Date												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
[Payment Date]												
Weighted Average Life to Call (years)[2]...........................												
Weighted Average Life to Maturity (years)................												

---

(1) The numbers in this table, other than the weighted average life to maturity, were calculated based on the assumption that the servicer will exercise its clean up call option on the first payment date that the option is available.

(2) The weighted average life of a note is calculated by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

The ABS Tables were prepared based on the assumptions described above, including the assumptions regarding the characteristics and performance of the receivables that will differ from the actual characteristics and performance of the receivables. You should be sure you understand these assumptions when reading the ABS Tables.

[CREDIT RISK RETENTION]

[To be added for offerings after December 24, 2016:]

[The risk retention regulations in Regulation RR of the Securities Act require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the receivables. The depositor is a wholly-owned affiliate of Ford Credit and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor's requirements under Regulation RR.]

[*Combination Vertical and Horizontal Interest Option:*] [The depositor will satisfy the risk retention requirements of Regulation RR by retaining a combination of an "eligible vertical interest" and an "eligible horizontal residual interest" under Regulation RR. The depositor expects that the percentage of the "eligible vertical interest" and the percentage of the fair value of the "eligible horizontal residual interest" will equal at least five.] [*Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option.*]

[*Eligible Vertical Interest Option:*] [The depositor's retention of __% of each class of notes satisfies the requirements for an "eligible vertical interest" under Regulation RR. The depositor, or another majority-owned affiliate of Ford Credit, is required to retain this interest until the later of two years from the closing date, the date the pool balance is one-third or less of the initial pool balance, or the date the principal amount of the notes is one-third or less of the original principal amount. Ford Credit, the depositor or any of their affiliates may not hedge the retained interest during this period. If the percentage of each class of notes retained by the depositor on the closing date is materially different than __%, Ford Credit will include the retained percentage in the first investor report.

By retaining the "eligible vertical interest," the depositor will be a noteholder of __% of each class of notes and will be entitled to receive __% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear __% of those losses. Each class of notes retained by the depositor as part of the "eligible vertical interest" will have the same terms as all other notes in that class, except that the notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document as described in "*Description of the Notes — Notes Owned by Transaction Parties.*"   *For a description of the notes, and thus of the "eligible vertical interest," and the credit enhancement available for notes, you should read "Description of the Notes" and "Credit Enhancement."*]

[*Eligible Horizontal Residual Interest Option:*] [The depositor's retention of the residual interest satisfies the requirements for an "eligible horizontal residual interest" under Regulation RR. The fair value of the residual interest is expected to represent at least [5]% of the sum of the fair value of the notes and the residual interest on the closing date. The depositor, or another majority-owned affiliate of Ford Credit, is required to retain the residual interest until the later of two years from the closing date, the date the pool balance is one-third or less of the initial pool balance, or the date the principal amount of the notes is one-third or less of the original principal amount. Ford Credit, the depositor or any of their affiliates may not hedge the retained interest during this period. The depositor intends to retain the residual interest for the life of this securitization transaction.

In general, the residual interest represents the rights to the overcollateralization and excess spread not needed to make payments on the notes or cover losses on the receivables. Because the residual interest is subordinated to each class of notes and is only entitled to amounts not needed on a payment date to make payments on the notes or to make other required payments or deposits according to the priority of payments described in *"Description of the Notes — Priority of Payments"* and *"— Post-Acceleration Priority of Payments,"* the residual interest absorbs all losses on the receivables, first, by reduction of the excess spread and, second, by reduction of the overcollateralization, before any losses are incurred by the notes. *For a description of the credit enhancement available for the notes, including the excess spread and overcollateralization, you should read "Credit Enhancement."*

The fair value of the notes and the residual interest is summarized below:

	Fair Value (Mils.)	Fair Value (%)
Class A notes	$	%
Class B notes	$	%
Class C notes	$	%
Residual Interest	$	%
Total	$	%

The sponsor determined the fair value of the notes and the residual interest using a fair value measurement framework under generally accepted accounting principles. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.

- *Level 1* – inputs include quoted prices for identical instruments and are the most observable,

- *Level 2* – inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves, and

- *Level 3* –inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments. The fair value of the residual interest is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.

The fair value of the notes is assumed to be equal to the initial principal amount, or par. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Interest Rate
Class A-1	__%
Class A-2[a]	__%
[Class A-2b]	one-month LIBOR + __%]
Class A-3	__%
Class A-4	__%
Class B	__%
Class C	__%

These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.

To calculate the fair value of the residual interest, Ford Credit used an internal valuation model. This model projects future interest and principal payments of the pool of receivables, the interest and principal payments on each class of notes, transaction fees and expenses and the servicing fee. The resulting cash flows to the residual interest are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, Ford Credit made the following assumptions:

- interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate Class A-2b notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of _____, 20__].

- principal and interest cash flows for the receivables are calculated using the sub-pools and related assumptions as described in *"Maturity and Prepayment Considerations – Weighted Average Life,"*

- receivables prepay at a __% ABS rate based on amortization resulting from both prepayments and losses. This assumption is different than the analysis described in *"Maturity and Prepayment Considerations—Weighted Average Life,"* where amortization is due to prepayments only,

- the receivables experience cumulative net losses at the following rates per month, where the cumulative loss is expressed as a percentage of the initial pool balance:

Month	Cumulative Net Loss	Month	Cumulative Net Loss	Month	Cumulative Net Loss
1	%	17	%	33	%
2	%	18	%	34	%
3	%	19	%	35	%
4	%	20	%	36	%
5	%	21	%	37	%
6	%	22	%	38	%
7	%	23	%	39	%
8	%	24	%	40	%
9	%	25	%	41	%
10	%	26	%	42	%
11	%	27	%	43	%
12	%	28	%	44	%
13	%	29	%	45	%
14	%	30	%	46	%
15	%	31	%	47	%
16	%	32	%	48	%

- residual interest cash flows are discounted at [__]%.

Ford Credit developed these inputs and assumptions by considering the following factors:

- *ABS rate –* estimated considering the composition of the receivables and the performance of its prior securitized pools included in Annex A,

- *Cumulative net loss rate –* estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering including the composition of the receivables, the performance of prior securitized pools included in Annex A, trends in used vehicle values, economic conditions, and the loss assumptions of the hired NRSROs. The shape of the cumulative net loss curve is based on a historical average of its prior securitized pools included in Annex A. Default and recovery rate estimates are included in the cumulative net loss assumption, and

- *Discount rate applicable to the residual cash flows –* estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure.

   Ford Credit believes that the inputs and assumptions described above include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective noteholder's ability to evaluate the fair value calculation. The fair value of the notes and the residual interest was calculated based on the assumptions described above, including the assumptions regarding

the characteristics and performance of the receivables that will differ from the actual characteristics and performance of the receivables. You should be sure you understand these assumptions when considering the fair value calculation.

Ford Credit will recalculate the fair value of the notes and the residual interest following the closing date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above. The fair value of the residual interest as a percentage of the sum of the fair value of the notes and the residual interest and as a dollar amount will be included in the first investor report, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value.]

SERVICING

The servicer will service the receivables and this securitization transaction under a sale and servicing agreement among the trust, the depositor and the servicer. The following description summarizes the main terms of the sale and servicing agreement but is not a complete description of the entire agreement. For more details about the sale and servicing agreement, you should read the form of sale and servicing agreement that is included as an exhibit to the registration statement filed with the SEC that includes this prospectus.

Servicing Obligations

Under the sale and servicing agreement, the servicer's main obligations will be:

- collecting and applying payments made on the receivables,

- investigating delinquencies,

- sending invoices and responding to inquiries of obligors,

- processing requests for extensions and modifications,

- administering payoffs, defaults and delinquencies,

- repossessing and then selling financed vehicles,

- maintaining accurate and complete accounts and computer systems for the servicing of the receivables,

- providing monthly investor reports and instructions to the indenture trustee, and

- providing the custodian with updated records for the receivable files.

The servicer is not required or permitted to make advances for shortfalls in scheduled payments on receivables, collections or other cash flows on the receivables.

The servicer may delegate or perform its servicing obligations to or through others. No delegation or subcontracting will relieve the servicer of its servicing obligations. The servicer will be responsible for paying the fees of any delegates or subcontractors.

Servicing Fees

The servicer will earn a servicing fee each month equal to 1/12 of 1% of the pool balance on the first day of the month. In addition, the servicer will retain any late fees, extension fees and other administrative fees received from obligors and receive investment earnings on funds in the trust bank

accounts. The servicer may be reimbursed for fees and expenses paid to third parties for repossession and disposition of financed vehicles and external costs of collection activities on charged off accounts. The servicer may net these fees and expenses from collections deposited to the collection account.

Servicer Modifications and Obligation to Purchase Receivables

The servicer will follow its policies and procedures in servicing the receivables. As part of its normal collection efforts, the servicer may waive or modify the terms of a receivable, including granting payment extensions and rewriting, rescheduling or amending the contract or waiving late fees, extension fees or other administrative fees. The servicer will purchase a receivable from the trust if the servicer makes certain modifications, including if it grants a payment extensions that extends the final payment date of the receivable to later than the final scheduled payment date of the most junior class of notes issued by the trust. The servicer will also purchase a receivable if it modifies the amount financed or the APR of the receivable or rewrites or reschedules the contract to increase the number of originally scheduled due dates of the receivable. However, the servicer will not be obligated purchase a modified receivable if the modification was required by law or court order, including by a bankruptcy court, although it may still choose to do so. Ford Credit's servicing systems identify these types of modifications and will automatically purchase the modified receivable at the end of the month in which the modification is made. The purchase price will be equal to the principal balance of the receivable plus 30 days of interest at the related APR before the modification, which will be deposited by the servicer to the collection account. As a result, a purchase of a receivable by the servicer due to a modification is effectively the same as a prepayment of the receivable in full, and will result in the repayment of principal on the notes earlier than would have been the case if the receivable was not repurchased. For modifications or waivers that do not result in a purchase of the receivable, Ford Credit does not expect that these changes or waivers will affect materially the cash flows on the receivables.

For more information about the servicer's policies and procedures for servicing the receivables, including extensions and rewrites, you should read "Sponsor and Servicer — Servicing and Collections."

The servicer must maintain perfection of the trust's security interest in each receivable and Ford Credit's security interest in the related financed vehicle until immediately before the time the receivable is paid in full or repurchased. For a charged off receivable, the servicer may release the security interest in a sale of charged off receivables and as permitted by the servicer's policies and procedures. If the servicer fails to maintain perfection of the trust's security interest in the financed vehicle or impairs the rights of the trust or the noteholders in the receivable (other than according to its policies and procedures) and the servicer does not correct the failure or impairment in all material respects by the end of the second month following the month that a responsible person of the servicer obtained actual knowledge or was notified of the impairment, the servicer must purchase the receivable from the trust. The purchase price will generally be the principal balance of the receivable plus 30 days of interest at its APR, which will be deposited by the servicer to the collection account.

For more information about the servicer's policies and procedures for releasing the security interest in the receivable, you should read "Sponsor and Servicer — Servicing and Collections — Repossession and Charge Off."

Trust Bank Accounts

The servicer will establish a collection account for the trust and will deposit all collections on the receivables, the repurchase price for any receivable repurchased by the sponsor or the depositor and the purchase price for any receivable purchased by the servicer in the collection account. The servicer will also establish the reserve account and may also establish additional bank accounts, including accounts from which payments to the noteholders will be made. All trust bank accounts will be pledged to the indenture trustee to secure the notes.

Funds in the collection account and the reserve account will be invested in highly rated short-term investments that mature on or before the next payment date. Investment earnings on funds in the trust

bank accounts will be paid to the servicer each month. The servicer will direct the investments unless the indenture trustee instructs the bank holding the account otherwise after an event of default. The trust may invest the funds in the trust bank accounts in obligations issued by the underwriters or their affiliates.

The servicer will have no access to the funds in the trust bank accounts. Only the indenture trustee may withdraw funds from these accounts to make payments, including payments to the noteholders or to pay investment earnings to the servicer. The indenture trustee will make payments from the collection account to the noteholders and others based on information provided by the servicer.

Deposit of Collections

Ford Credit will deposit collections in the collection account within two business days of applying them to the obligors' accounts, except that net recoveries on charged off accounts will be deposited on a monthly basis. However, if Ford Credit's short-term unsecured debt is rated equal to or higher than ["R-1 (middle)" by DBRS, "F1" by Fitch, "P-1" by Moody's or "A-1" by S&P,] and if no servicer termination event has occurred, Ford Credit may deposit all collections for the prior month in the collection account on the business day before each payment date. Until deposited in the collection account, collections may be used by the servicer for its own benefit and will not be segregated from its own funds.

For administrative convenience, the servicer may deposit collections in the collection account each month net of the servicing fee payable to the servicer for the month, but must account for all transactions individually. If amounts are deposited in error, they will be returned to the servicer or netted from later deposits.

Custodial Obligations of Ford Credit

Ford Credit will act as custodian for the trust and the indenture trustee and will maintain a receivable file for each receivable. A receivable file will include originals or copies of the retail installment sale contract, credit application, certificate of title and other documents relating to the receivable, obligor and financed vehicle. Each receivable file will be maintained separately, but will not be segregated from other similar receivable files or stamped or marked to reflect the sale to the trust while Ford Credit is servicing the receivables. The receivables files are held by Ford Credit, directly or through third-party custodians, as described in *"Sponsor and Servicer — Origination, Underwriting and Purchasing — Title"* and *"— Types of Contracts."*

Limitations on Liability

The servicer will not be liable to the trust or the noteholders for any action or omission or for any error in judgment, unless it is willful misconduct, bad faith or negligence in the performance of its obligations. The servicer will be under no obligation to appear in, prosecute or defend any legal action that is not incidental to its servicing obligations and that may cause it to incur expense or liability. The servicer will indemnify the trust, the owner trustee and the indenture trustee for damages caused by the servicer's willful misconduct, bad faith or negligence in the performance of its obligations as servicer.

Amendments to Sale and Servicing Agreement

The sale and servicing agreement may be amended without the consent of the noteholders if the depositor, the servicer or the issuing entity (a) certifies that the amendment will not have a material adverse effect on the notes and (b) delivers a legal opinion that, for federal income tax purposes, the amendment will not cause any note to be deemed sold or exchanged, cause the trust to be treated as an association or publicly traded partnership taxable as a corporation or adversely affect the treatment of the notes as debt for federal income tax purposes. The sale and servicing agreement may also be amended with the consent of a majority of each class of notes outstanding (with each class voting separately, except that the Class A notes will vote together as a single class).

No amendment to the sale and servicing agreement may, without the consent of all affected noteholders,

- change the amount, timing or priority of distributions required to be made to the noteholders,

- reduce the percentage of noteholders that are required to consent to an amendment, or

- change the amount required to be in the reserve account.

Resignation and Termination of Servicer

Ford Credit may not resign as servicer for the trust that will issue the notes unless it is legally unable to perform its servicing obligations. No resignation will become effective until a successor servicer has assumed Ford Credit's servicing obligations.

Each of the following events will be a "servicer termination event" under the sale and servicing agreement:

- the servicer fails to deposit any collections, payments or other amounts that continues for five business days after it receives notice of the failure from the owner trustee or the indenture trustee or a responsible person of the servicer learns of the failure, unless:

  — the failure was caused by an event outside the control of the servicer and does not continue for more than ten business days, and the servicer uses all commercially reasonable efforts to perform its obligations and promptly notifies the owner trustee, the indenture trustee and the depositor of the failure and the steps being taken by the servicer to correct it, or

  — the failure relates to an amount no greater than 0.05% of the outstanding principal balance of notes issued by the trust and does not continue for more than (a) if the servicer's long-term debt is rated investment grade by all rating agencies rating the notes, 90 days after a responsible person of the servicer learns of the failure or (b) if the servicer's long-term debt is not so rated, 90 days after the collections, payments or other amounts were required to be deposited.

- the servicer fails to perform its obligations under the transaction documents that has a material adverse effect on the notes and continues for 90 days after it receives notice of the failure from the owner trustee, the indenture trustee or the holders of at least 25% of the note balance of the controlling class, or

- bankruptcy of the servicer.

The holders of a majority of the note balance of the controlling class may waive any servicer termination event.

As long as a servicer termination event has not been corrected, the indenture trustee may, or at the direction of the holders of a majority of the note balance of the controlling class must, terminate the servicer for the trust. If a successor servicer is not appointed by the date indicated in the notice of termination, the indenture trustee automatically will become the successor servicer and will be entitled to the original servicer's compensation arrangements. If the indenture trustee is unwilling or legally unable to act as servicer, it may appoint, or petition a court to appoint, a successor servicer having a net worth of at least $50 million and whose regular business includes the servicing of motor vehicle receivables.

If a bankruptcy trustee or similar official is appointed for the servicer and no other servicer termination event has occurred, the bankruptcy trustee or official may have the power to prevent the indenture trustee or the noteholders from terminating the servicer.

The servicer will agree to cooperate to effect an orderly servicing transfer and make available its records on payments on the receivables and the receivable files. The servicer will not be required to make available or license its proprietary servicing procedures, processes, models, software or other applications. The predecessor servicer will reimburse the successor servicer for reasonable expenses for the transition of servicing obligations.

MONTHLY REPORTS

On or about the 10th day of each month, the servicer will prepare and deliver an investor report to the owner trustee, the indenture trustee, the depositor and, if requested, the rating agencies. Each investor report will contain information about payments to be made on the notes on the payment date, the performance of the receivables during the prior month and the status of credit enhancements. An officer of the servicer will certify the accuracy of the information in each investor report. The servicer will post each investor report on its website located at www.fordcredit.com/institutionalinvestments/index.jhtml on the payment date. The investor report will contain the following information for each payment date:

- collections on the receivables for the prior month allocated by interest and principal,

- fees and expenses payable to the indenture trustee, the owner trustee, the asset representations reviewer and the trust,

- servicing fee payable to the servicer,

- the amount of interest and principal payable and paid on each class of notes, in each case expressed as an aggregate amount and per $1,000 of principal amount,

- the regular principal payment and any priority principal payments,

- the principal amount of each class of notes at the beginning of the period and the end of the period and the note factors needed to compute the principal amount of each class of notes, in each case giving effect to all payments to be made on the payment date,

- the balance of the reserve account and the amount of any withdrawals from or deposits to the reserve account to be made on the payment date,

- information on the performance of the receivables for the prior month, including the pool balance, collections and the aggregate amount paid by Ford Credit or the depositor to repurchase ineligible receivables, servicer impaired receivables or receivables modified by the servicer, any repurchase demand activity, the number of receivables remaining in the pool and the pool factor,

- delinquency, repossession and credit loss information on the receivables for the prior month, and whether the delinquency trigger occurred,

- the targeted overcollateralization amount and the yield supplement overcollateralization amount,

- the amount of available funds released to the holder of the residual interest, and

- any material change in the depositor's retained interest in this securitization transaction.

[To be added for offerings after December 24, 2016:]

[The first investor report will also include [the percentage of each class of notes retained by the depositor on the closing date, if that percentage is materially different than __%] [the fair value of the residual interest as a percentage of the sum of the fair value of the notes and the residual interest and as

a dollar amount as of the closing date, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value], as described in *"Credit Risk Retention."*]

The servicer will use the investor report to direct the indenture trustee on payments to be made to the noteholders on each payment date. The indenture trustee will have no obligation to verify calculations made by the servicer. On each payment date, the indenture trustee, as paying agent, will forward the investor report to each noteholder of record or make the investor report available to noteholders through the indenture trustee's internet website, which is located at https://_____.

The servicer, on behalf of the trust, will file a Form 10-D for the trust with the SEC within 15 days after each payment date which will include the investor report for that payment date and the following information, if applicable:

- a description of the events that triggered a review of the review receivables by the asset representations reviewer during the prior month,

- if the asset representations reviewer delivered its review report during the prior month, a summary of the report,

- if the asset representations reviewer resigned or was removed, replaced or substituted, or if a new asset representations reviewer was appointed during the prior month, the identity and experience of the new asset representations reviewer, the date of the change occurred, the circumstances surrounding the change, and

- a statement that the trust received a request from a noteholder during the prior month to communicate with other noteholders, together with the date the request was received, the name of the requesting noteholder, a statement that the requesting noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents and a description of the method which the other noteholders may contact the requesting noteholder.

[To be included for offerings after November 22, 2016:]

[The servicer will also prepare asset level data about the receivables for this securitization transaction for the prior month and file it with the SEC on Form ABS-EE at the time of filing the Form 10-D. The Form ABS-EE, and any information attached as exhibits to the form, will be incorporated by reference into the Form 10-D. The asset data file will contain detailed information for each receivable about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status.]

ANNUAL COMPLIANCE REPORTS

The servicer will prepare or obtain a number of annual reports, statements or certificates for the trust. No later than 90 days after the end of the calendar year, the servicer will provide to the depositor, the owner trustee, the indenture trustee and the rating agencies the following:

- *Compliance Certificate:* a certificate stating that the servicer fulfilled all of its obligations under the sale and servicing agreement in all material respects throughout the prior year or, if there was a failure to fulfill any obligation in any material respect, stating the nature and status of each failure,

- *Assessment of Compliance:* copies of any report by the servicer and any other "servicer" (as defined in Regulation AB under the Securities Act of 1933) on its assessment of compliance with the minimum servicing criteria regarding general servicing, cash collection and administration, investor payments and reporting and pool asset administration during the prior year covering securitization transactions sponsored by Ford Credit involving retail installment sale contracts that

were subject to Regulation AB, including disclosure of any material instance of noncompliance identified by that servicer, and

- *Attestation Report:* copies of any report by a registered public accounting firm that attests to, and reports on, the assessment made by the servicer and any other "servicer" (as defined in Regulation AB under the Securities Act of 1933) of compliance with the minimum servicing criteria during the prior year covering securitization transactions sponsored by Ford Credit involving retail installment sale contracts that were subject to Regulation AB, which must be made according to standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board.

The servicer will file the compliance certificate, the assessment report and the attestation report with the SEC as exhibits to the trust's annual report on Form 10-K within 90 days after the end of the calendar year. A copy of these items may be obtained by any noteholder by request to the indenture trustee.

TRANSACTION PARTIES

The following descriptions of the transaction parties summarize certain parts of the transaction documents to which they are parties, including the trust agreement, the indenture, the administration agreement and the asset representations review agreement, but are not complete descriptions of these agreements. For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

Depositor

The depositor for this securitization transaction is Ford Credit Auto Receivables Two LLC, a Delaware limited liability company created in January 2001. The depositor meets the registrant requirements of paragraph I.A.1 of the General Instructions to Form SF-3.

Ford Credit is the sole member of the depositor. The depositor was created for the limited purpose of purchasing receivables from Ford Credit and selling the receivables to trusts for securitization transactions.

In connection with the offering of the notes, the chief executive officer of the depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the receivables and the structure of this securitization transaction, the risks of owning the notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the notes when due. This certification will be filed by the depositor with the SEC at the time of filing of this prospectus. The certification should not be considered to reduce or eliminate the risks of investing in the notes.

The depositor will make representations about the characteristics of the receivables sold to the trust. In addition, the depositor will represent that it owns the receivables free of liens or claims. If any of the depositor's representations proves to have been untrue when made and the breach has a material adverse effect on a receivable, the depositor must repurchase the receivable unless it corrects the breach in all material respects before the date it is required to repurchase the receivable. In addition, the depositor must enforce Ford Credit's repurchase obligation described in *"Sponsor and Servicer — General."*

The depositor will be responsible for filing required income tax or franchise tax returns for the trust and for filing and maintaining the effectiveness of the financing statements that perfect the trust's security interest in the receivables and other trust assets.

The depositor will pay the administrator's annual fees and indemnify the underwriters for certain liabilities as described in *"Underwriting."* If either the owner trustee or the indenture trustee resigns or is removed, the depositor will reimburse the expenses for its replacement.

The depositor may retain all or a portion of any class of notes issued by a trust. Any retained notes may be sold by the depositor in private placements or other non-registered offerings and will not be offered by this prospectus.

Issuing Entity

The issuing entity for this securitization transaction is Ford Credit Auto Owner Trust 20__-__, a Delaware statutory trust. The trust's fiscal year is the calendar year.

The purposes of the trust will be to:

- acquire and hold the receivables and other trust assets,

- issue the notes and pledge the trust assets to the indenture trustee to secure payments on the notes,

- make payments on the notes,

- issue additional notes or certificates in exchange for all or a portion of the residual interest of the trust, and

- engage in other related activities to accomplish these purposes.

The trust may not engage in other activities and may not invest in other securities or make loans to anyone.

The trust agreement may be amended without the consent of the noteholders if the holder of the residual interest in the trust (a) certifies that the amendment will not have a material adverse effect on the notes and (b) delivers a legal opinion that, for federal income tax purposes, the amendment will not cause any note to be deemed sold or exchanged, cause the trust to be treated as an association or publicly traded partnership taxable as a corporation or adversely affect the treatment of the notes as debt for federal income tax purposes. The trust agreement may also be amended with the consent of a majority of each class of notes outstanding (with each class voting separately, except that the Class A notes will vote together as a single class).

The trust may not dissolve, merge with or sell substantially all its assets to anyone or impair the first priority lien of the indenture trustee in the trust assets except as permitted by the transaction documents.

The servicer will indemnify the trust for liabilities and damages caused by the servicer's willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its obligations as servicer.

Ford Credit will be the administrator of the trust under an administration agreement. The administrator will provide notices on behalf of the trust and perform all administrative obligations of the trust under the transaction documents. These obligations include obtaining and preserving the trust's qualification to do business where necessary, notifying the rating agencies and the indenture trustee of events of default, preparing and filing reports with the SEC, inspecting the indenture trustee's books and records, monitoring the trust's obligations for the satisfaction and discharge of the indenture, causing the servicer to perform its obligations under the sale and servicing agreement, causing the indenture trustee to notify the noteholders of the redemption of their notes, and preparing and filing the documents

necessary to release property from the lien of the indenture. The depositor will pay the administrator an annual administration fee.

The administrator may resign at any time by giving 60 days' notice to the trust, the indenture trustee and the owner trustee. In some circumstances, the owner trustee, with the consent of the holders of a majority of the note balance of the controlling class, may terminate the administrator. No resignation or termination of the administrator will become effective until a successor administrator is in place.

On the closing date, the depositor will sell the receivables to the trust and make an initial deposit in the reserve account in exchange for the notes and the residual interest in the trust. The following table shows the capitalization of the trust on the closing date after issuance of the notes.

	Principal Amount
Class A-1 notes	$
Class A-2[a] notes	}
[Class A-2b notes]	
Class A-3 notes	
Class A-4[notes	
Class B notes	
Class C notes	
Residual Interest — Initial Overcollateralization	
Subtotal — Initial Pool Balance	$
Reserve Account	
Total	$

Owner Trustee

_____, a _____, will act as the "owner trustee" under the trust agreement.

[Insert description of Owner Trustee, including prior experience as Owner Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

The owner trustee's main obligations will be:

- creating the trust by filing a certificate of trust with the Delaware Secretary of State,

- maintaining the trust distribution account for the benefit of the holder of the residual interest in the trust, and

- executing documents on behalf of the trust.

The owner trustee will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the owner trustee. The owner trustee will not be required to exercise any of its rights or powers under the transaction documents or to begin, conduct or defend any litigation on behalf of the trust at the direction of the depositor unless the depositor has offered reasonable security or indemnity satisfactory to the owner trustee to protect it against the costs and expenses that it may incur in complying with the direction.

The depositor and the administrator will indemnify the owner trustee for liabilities and damages resulting from the owner trustee's performance of its obligations under the trust agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the owner trustee or as a result of a breach of representations made by the owner trustee in the trust agreement. The servicer will indemnify the owner trustee for liabilities and damages caused by the servicer's willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its obligations as servicer.

The trust will pay the acceptance fees and annual fees of the owner trustee, reimburse the owner trustee for expenses incurred in performing its obligations, and pay any indemnities due to the owner trustee, to the extent those amounts are not paid or reimbursed by the depositor or the administrator. The trust will pay these amounts to the owner trustee on each payment date, along with similar amounts owed to the indenture trustee and the asset representations reviewer and expenses incurred by the trust under the transaction documents, up to the limit of $_____ per year, before the trust makes any other payments. The trust will pay the owner trustee amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust and all required interest and principal payments on the notes and after any required deposits in the reserve account are made. Following an event of default, however, all owner trustee fees, expenses and indemnities due will be paid first.

The owner trustee may resign at any time by notifying the depositor and the administrator. The administrator may remove the owner trustee at any time and for any reason, and must remove the owner trustee if the owner trustee becomes legally unable to act as owner trustee, becomes subject to a bankruptcy or is no longer eligible to act as owner trustee under the trust agreement because of changes in its legal status, financial condition or ratings. No resignation or removal of the owner trustee will be effective until a successor owner trustee is in place. If not paid by the trust, the depositor will pay the owner trustee and the successor owner trustee for the expenses for replacement of the owner trustee.

The trust agreement will terminate when:

- the last receivable has been paid in full, settled, sold or charged off and all collections have been applied, or

- the trust paid all notes in full and all other amounts payable by it under the transaction documents.

On termination of the trust agreement, any remaining trust assets will be distributed to the holder of the residual interest in the trust and the trust will be terminated.

Indenture Trustee

_____, a _____, will act as the "indenture trustee" under the indenture.

[Insert description of Indenture Trustee, including prior experience as Indenture Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

The indenture trustee's main obligations will be:

- holding the security interest in the receivables and other trust assets on behalf of the noteholders,

- administering the trust bank accounts,

- enforcing remedies at the direction of the controlling class following an event of default and acceleration of the notes,

- acting as note registrar to maintain a record of noteholders and provide for the registration, transfer, exchange and replacement of notes,

- acting as note paying agent to make payments from the trust bank accounts to the noteholders and others,

- notifying the asset representations reviewer when a review has been directed by the noteholders, and

- notifying the noteholders of an event of default.

Except in limited circumstances, if the indenture trustee knows of an event that with notice or the lapse of time or both would become an event of default, it must provide written notice to the noteholders within 90 days. If the indenture trustee knows of an event of default, it must notify all noteholders within five business days. If the notes have been accelerated, the indenture trustee may, and at the direction of the holders of a majority of the note balance of the controlling class must, begin proceedings for the collection of amounts payable on the notes and enforce any judgment obtained, begin foreclosure proceedings and, in some circumstances, sell the receivables.

The indenture trustee's standard of care changes depending on whether an event of default occurred. Before an event of default, the indenture trustee will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the indenture trustee. Following an event of default, the indenture trustee must exercise its rights and powers under the indenture using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs. Following an event of default, the indenture trustee may assert claims on behalf of the trust and the noteholders against the depositor and Ford Credit.

For a description of the rights and obligations of the indenture trustee after an event of default and on acceleration of the notes, you should read "Description of the Notes — Events of Default and Acceleration."

The indenture trustee must mail an annual report to the noteholders if events stated in the Trust Indenture Act have occurred during the prior year, including a change to the indenture trustee's eligibility under the Trust Indenture Act, a conflict of interest under the Trust Indenture Act, a release of trust assets from the lien of the indenture and any action taken by the indenture trustee that has a material adverse effect on the notes.

The indenture trustee will not be required to exercise any of its rights or powers, expend or risk its own funds or incur financial liability in the performance of its obligations if it has reasonable grounds to believe that it is not likely to be repaid or indemnified by the trust. The indenture trustee also will not be required to take action in response to requests, demands or directions of the noteholders, other than requests, demands or directions relating to an asset representations review, unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.

The trust and the administrator will indemnify the indenture trustee for liabilities and damages resulting from the indenture trustee's performance of its obligations under the indenture unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the indenture trustee or as a result of a breach of representations made by the indenture trustee in the indenture. The servicer will indemnify the indenture trustee for damages caused by the servicer's willful misconduct, bad faith or negligence (other than errors of judgment) in the performance of its obligations as servicer.

The trust will pay the acceptance fees and annual fees of the indenture trustee, reimburse the indenture trustee for expenses incurred in performing its obligations and pay any indemnities due to the indenture trustee, to the extent those amounts are not paid or reimbursed by the depositor or the administrator. The trust will pay these amounts to the indenture trustee on each payment date, along with similar amounts owed to the owner trustee and the asset representations reviewer and expenses incurred by the trust under the transaction documents, up to the limit of $_____ per year, before the trust makes any other payments. The trust will pay the indenture trustee amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust and all required interest and principal payments on the notes and after any required deposits in the reserve account have been made. Following an event of default, however, all indenture trustee fees, expenses and indemnities due will be paid first.

Under the Trust Indenture Act, the indenture trustee may be considered to have a conflict of interest and be required to resign as indenture trustee for the notes or any class of notes if a default occurs under the indenture. In these circumstances, separate successor indenture trustees will be appointed for each class of notes. Even if separate indenture trustees are appointed, only the indenture trustee acting on behalf of the controlling class will have the right to exercise remedies and only the controlling class will have the right to direct or consent to any action to be taken, including a sale of the receivables.

The indenture trustee may resign at any time by notifying the trust. The holders of a majority of the note balance of the controlling class may remove the indenture trustee at any time and for any reason by notifying the indenture trustee and the trust. The trust must remove the indenture trustee if the indenture trustee becomes legally unable to act as indenture trustee or becomes subject to a bankruptcy or is no longer eligible to act as indenture trustee under the indenture because of changes in its legal status, financial condition or ratings. No resignation or removal of the indenture trustee will be effective until a successor indenture trustee is in place. If not paid by the trust, the depositor will pay the indenture trustee and the successor indenture trustee for any expenses for replacement of the indenture trustee.

Asset Representations Reviewer

_____, a _____, will act as the "asset representations reviewer" under the asset representations review agreement.

[Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is an "eligible asset representations reviewer," meaning that (i) it is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates and (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the receivables. For so long as the notes remain outstanding, the asset representations reviewer must be an eligible asset representations reviewer. The asset representations reviewer is not responsible for (a) reviewing the receivables for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement or (b) determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased.

The asset representations reviewer's main obligations will be:

- reviewing each review receivable following receipt of a review notice from the indenture trustee, and

- providing a report on the results of the review to the trust, the servicer and the indenture trustee.

For a description of the review to be performed by the asset representations reviewer, you should read "Receivables — Asset Representations Review."

The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the asset representations reviewer. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the receivables.

The trust and the administrator will indemnify the asset representations reviewer for liabilities and damages resulting from the asset representations reviewer's performance of its obligations under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of

representations made by the asset representations reviewer in the asset representations review agreement.

The trust will pay the annual fees and review fees of the asset representations reviewer, reimburse the asset representations reviewer for their reasonable out-of-pocket travel expenses for a review and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the administrator. The trust will pay these amounts to the asset representations reviewer on each payment date, along with similar amounts owed to the indenture trustee and the owner trustee and expenses incurred by the trust under the transaction documents, up to the limit of $_____ per year, before the trust makes any other payments. The trust will pay the asset representations reviewer amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust and all required interest and principal payments on the notes and after any required deposits in the reserve account have been made. Following an event of default, however, all asset representations reviewer fees, expenses and indemnities due will be paid first.

The asset representations reviewer may not resign, unless (i) it ceases to be an eligible asset representations reviewer, (ii) it becomes legally unable to perform its obligations as asset representations reviewer or (iii) the trust consents to the resignation. The trust may remove the asset representations reviewer if the asset representations reviewer (a) ceases to be an eligible asset representations reviewer, (b) becomes legally unable to perform its obligations or (c) becomes subject to a bankruptcy. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer is in place. A successor asset representations reviewer must be an eligible asset representations reviewer.

AFFILIATIONS AND RELATED TRANSACTIONS

Ford Credit is the sponsor of this securitization transaction, the original purchaser of the receivables originated by motor vehicle dealers that are being securitized and the servicer of the receivables. As the sponsor, Ford Credit caused the depositor to be formed for purposes of participating in securitization transactions. Ford Credit is the sole member of the depositor. Ford Credit caused the depositor to form the trust that is the issuing entity for this securitization transaction and will be the administrator of the trust. The depositor is the sole beneficiary of the trust and the holder of the residual interest in the trust.

In the ordinary course of business from time to time, Ford Credit and its affiliates have business relationships and agreements with the owner trustee, the indenture trustee and the asset representations reviewer and their affiliates, including commercial banking and corporate trust services, committed credit facilities, underwriting agreements, hedging agreements, investment and financial advisory services and securitization services, all on arm's length terms and conditions.

TRANSACTION FEES AND EXPENSES

The following table shows the amount or formula for the fees payable to the indenture trustee, the owner trustee, the asset representations reviewer and the servicer. The fees of the indenture trustee, the owner trustee and the asset representations reviewer may be paid monthly, annually or on another schedule as agreed by the administrator and the indenture trustee, the owner trustee and the asset representations reviewer. To the extent these fees have not been paid by the depositor or the administrator, they will be paid on each payment date from available funds in the order of priority described in *"Description of the Notes — Priority of Payments."* These fees will not change during the term of this securitization transaction.

Fee	Amount
Indenture trustee acceptance fee.....................	$[_____] on closing of the transaction
Indenture trustee annual fee	$[_____] each year
Owner trustee acceptance fee	$[_____] on closing of the transaction
Owner trustee annual fee	$[_____] each year
Asset representations reviewer annual fee	$[_____] each year
Asset representations reviewer review fee	$[___] for each review receivable on completion of a review
Servicing fee...	1/12 of 1.00% of the pool balance each month

The indenture trustee acceptance fee and the owner trustee acceptance fee are one-time fees payable to the indenture trustee and the owner trustee on closing of the transaction in consideration of their acceptance of their obligations under the transaction documents. The indenture trustee annual fee is paid to the indenture trustee for performance of the indenture trustee's obligations under the indenture. The owner trustee annual fee is paid to the owner trustee for performance of the owner trustee's obligations under the trust agreement. The asset representations reviewer annual fee is paid to the asset representations reviewer in consideration of its obligation to perform the asset representations reviewer's obligations under the asset representations review agreement. The asset representations reviewer review fee is paid to the asset representations reviewer on completion of a review for its performance of the review.

The trust will pay and reimburse the indenture trustee and the owner trustee for their fees and reasonable out-of-pocket expenses incurred under the indenture and the trust agreement and the asset representations reviewer for its reasonable out-of-pocket travel expenses for a review under the asset representations review agreement, each to the extent not paid by the depositor or the administrator. The trust also will pay any indemnities owed to the indenture trustee, the owner trustee or the asset representations reviewer if not paid by the depositor or the administrator. *For information about indemnities applicable to the indenture trustee, the owner trustee and the asset representations reviewer, you should read "Transaction Parties — Indenture Trustee," "— Owner Trustee" and "— Asset Representations Reviewer."*

The servicing fee is paid to the servicer for the servicing of the receivables under the sale and servicing agreement. The servicer will be responsible for its own expenses under the servicing agreement except that the servicer may net from collections the costs and expenses of the repossession and disposition of financed vehicles and external costs of collection on charged off receivables.

USE OF PROCEEDS

The net proceeds from the sale of the notes issued on the closing date will be used by the depositor to purchase the receivables from Ford Credit. Ford Credit will use the proceeds from the sale of the receivables for general corporate purposes. No expenses were incurred in connection with the selection or acquisition of receivables for this securitization transaction.

LEGAL PROCEEDINGS

[There are no legal proceedings pending or known to be contemplated by any governmental authorities against the sponsor, the depositor, the owner trustee, the indenture trustee, the issuer or the servicer, or of which any of their property is subject, that is material to noteholders.]

[*Describe any legal proceedings against the sponsor, the depositor, the owner trustee, the indenture trustee, the issuer or the servicer that are material to noteholders.*]

IMPORTANT LEGAL CONSIDERATIONS

Bankruptcy Considerations

Sale of Receivables by Ford Credit to the Depositor. The sale of the receivables by Ford Credit to the depositor will be structured to minimize the possibility that a bankruptcy proceeding of Ford Credit will adversely affect the trust's rights in the receivables. Ford Credit and the depositor intend that the sale of the receivables by Ford Credit to the depositor will be a "true sale." The depositor will have no recourse to Ford Credit other than the limited obligation to repurchase receivables for breaches of representations.

On the closing date, Ford Credit and the depositor will receive a reasoned legal opinion that in a bankruptcy of Ford Credit:

- the receivables and the collections on the receivables would not be property of Ford Credit's bankruptcy estate under U.S. federal bankruptcy laws, and

- the automatic stay under U.S. federal bankruptcy laws would not apply to prevent payment of the collections on the receivables to the depositor or the trust.

This opinion will be subject to assumptions and qualifications and a court in a Ford Credit bankruptcy proceeding may not reach the same conclusion.

Structure of Depositor; Risk of Substantive Consolidation. The depositor is organized as a special purpose entity and is restricted by its limited liability company agreement to activities designed to make it "bankruptcy-remote." These restrictions limit the nature of its activities, prohibit the incurrence of additional indebtedness and make it unlikely that the depositor will have any creditors. This agreement also restricts the depositor from starting a voluntary case or proceeding under U.S. bankruptcy laws or similar state laws without the unanimous consent of its board of managers, including independent managers who are instructed to take into account the interests of creditors of the depositor and the trusts created by the depositor, as well as the interests of the depositor, in any vote to allow the depositor to file for bankruptcy. The limited liability company agreement also contains covenants meant to preserve the separate identity of the depositor from Ford Credit and to avoid substantive consolidation of Ford Credit and the depositor. The most important of these covenants require each company to maintain its separate existence, maintain separate books and bank accounts, prepare separate financial statements and not hold itself as liable for debts of the other and not commingle the depositor's assets with the assets of Ford Credit or its affiliates.

In addition, in the transaction documents, the owner trustee, the indenture trustee and the noteholders will agree not to begin a bankruptcy proceeding against the depositor.

On the closing date, Ford Credit and the depositor will obtain a reasoned legal opinion that in a bankruptcy of Ford Credit, a creditor or bankruptcy trustee of Ford Credit (or Ford Credit as debtor in possession) would not have valid grounds to request a court to disregard the separate legal existence of the depositor so as to cause substantive consolidation of the assets and liabilities of the depositor with the assets and liabilities of Ford Credit in a manner prejudicial to the noteholders. This opinion will be subject to assumptions and qualifications, including an assumption that the depositor and Ford Credit comply with its limited liability company agreement. A court in a Ford Credit bankruptcy proceeding may not reach the same conclusion. If the separate legal existence of Ford Credit and the depositor were disregarded and the assets and liabilities of Ford Credit and the depositor were consolidated, assets of the depositor could be used to satisfy Ford Credit's creditors instead of the noteholders or the trust. This consolidation of assets and liabilities generally is referred to as "substantive consolidation."

Sale of Receivables by the Depositor to the Trust; Perfection of Security Interests. The transfer of the receivables by the depositor to the trust will also be structured as a sale. Similar to the sale by Ford Credit to the depositor, where Ford Credit is the sole member of the depositor, the depositor will

retain an interest in the receivables it sells in the form of a residual interest in the trust. This transfer may not be a "true sale" that removes the receivables from the bankruptcy estate of the depositor. The depositor will grant a back-up security interest in the receivables to the trust and will file Uniform Commercial Code financing statements to perfect the trust's ownership interest and security interest in the receivables. The trust agreement contains terms similar to those in the depositor's limited liability company agreement designed to make it "bankruptcy-remote" by limiting the trust's activities and requiring creditors to agree not to begin a bankruptcy proceeding against the trust.

Assuming that the sale of the receivables by Ford Credit to the depositor is a "true sale," the depositor is not consolidated with Ford Credit in a bankruptcy of Ford Credit and the depositor is not in bankruptcy, the trust's perfected security interest in the receivables generally will provide the trust with uninterrupted access to collections on the receivables (other than any collections held by Ford Credit as servicer at the time a bankruptcy proceeding is begun). The trust will grant a security interest in the receivables and other trust assets to the indenture trustee for the benefit of the noteholders, and the administrator will file Uniform Commercial Code financing statements to perfect and maintain the perfection of the security interest.

Bankruptcy Proceedings of Ford Credit, the Depositor or the Servicer. The depositor does not intend to begin, and Ford Credit will agree that it will not cause the depositor to begin, a voluntary bankruptcy proceeding while the depositor is solvent.

The bankruptcy of the servicer will result in a servicer termination event. If no other servicer termination event other than a bankruptcy exists, a trustee-in-bankruptcy of the servicer may have the power to prevent either the indenture trustee or the noteholders from terminating the servicer.

Payments made by Ford Credit or the depositor to repurchase receivables under the sale and servicing agreement may be recoverable by Ford Credit or the depositor, as debtor-in-possession, or by a creditor or a trustee-in-bankruptcy of Ford Credit or of the depositor as a preferential transfer from Ford Credit or the depositor if the payments were made within one year before the filing of a bankruptcy proceeding against Ford Credit.

The Dodd-Frank Act

Orderly Liquidation Authority. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the "Dodd-Frank Act," established the Orderly Liquidation Authority, or "OLA," under which the Federal Deposit Insurance Corporation, or "FDIC," is authorized to act as receiver of a financial company and its subsidiaries. OLA differs from U.S. federal bankruptcy laws in several ways. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in a receivership, it is unclear what impact OLA will have on a particular company, including Ford Credit, the depositor or the trust, or the company's creditors.

Potential Applicability to Ford Credit, the Depositor and the Trust. There is uncertainty about which companies will be subject to OLA rather than the U.S. federal bankruptcy laws. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine that (1) the company is in default or in danger of default, (2) the failure of the company and its resolution under the U.S. federal bankruptcy laws would have serious adverse effects on financial stability in the United States, (3) no viable private sector alternative is available to prevent the default of the company and (4) an OLA proceeding would mitigate these effects. It is not certain whether OLA would be applied to Ford Credit, although it is expected that OLA will be used only very rarely. The depositor or the trust could, under some circumstances, also be subject to OLA.

FDIC's Avoidance Power Under OLA. The parts of OLA relating to preferential transfers differ from those of the U.S. federal bankruptcy laws. If Ford Credit were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by Ford Credit perfected for purposes of state law and the U.S. federal bankruptcy laws could nevertheless be avoided by the FDIC as preferential

transfers. In this case, the receivables securing the notes could be reclaimed by the FDIC and the noteholders may have only an unsecured claim against Ford Credit.

In July 2011, the FDIC adopted final rules which harmonize the application of the FDIC's avoidance power under OLA with the related parts of the U.S. federal bankruptcy laws. Based on these rules, the transfer of the receivables by Ford Credit would not be avoidable by the FDIC as a preference under OLA.

FDIC's Repudiation Power Under OLA. If the FDIC is appointed receiver of a company under OLA, the FDIC would have the power to repudiate any contract to which the company was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the company's affairs.

In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion confirming:

- that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law, or changes the enforceability of standard contractual provisions meant to foster the bankruptcy-remote treatment of special purpose entities such as the depositor and the trust, and

- that, until the FDIC adopts a regulation, the FDIC will not exercise its repudiation authority to reclaim, recover or recharacterize as property of a company in receivership or the receivership assets transferred by the company before the end of the transition period of any future regulation, if the transfer satisfies the conditions for the exclusion of the assets from the property of the estate of the company under the U.S. federal bankruptcy laws.

Ford Credit and the depositor intend that the sale of the receivables by Ford Credit to the depositor will be a "true sale" between separate legal entities under state law. As a result, Ford Credit believes that the FDIC would not be able to recover the receivables using its repudiation power.

Although the advisory opinion does not bind the FDIC, and could be modified or withdrawn in the future, the opinion provides that it will apply to asset transfers which occur before the end of any transition period adopted to implement future regulation addressing the FDIC's repudiation authority under OLA. However, it is not certain that the FDIC will address its repudiation authority under OLA in future regulations or that future regulations or FDIC actions in an OLA proceeding involving Ford Credit, the depositor or the trust would not be contrary to this opinion.

If the trust were placed in receivership under OLA, the FDIC would have the power to repudiate the notes issued by the trust. In that case, the FDIC would be required to pay compensatory damages that are no less than the principal amount of the notes plus accrued interest as of the date the FDIC was appointed receiver and, to the extent that the value of the property that secured the notes is greater than the principal amount of the notes and accrued interest through the date of repudiation or disaffirmance, that accrued interest.

Security Interests in Receivables and Vehicles

The sale and assignment of the receivables to the trust, the perfection of the security interests pledged in the receivables and the enforcement of rights to realize on the financed vehicles as collateral for the receivables will be subject to a number of federal and state laws, including the Uniform Commercial Code in effect in each state. The retail installment sale contracts, both tangible and electronic, purchased by Ford Credit are "chattel paper" for purposes of the Uniform Commercial Code. The sale, assignment and pledge of "chattel paper" may be perfected either by taking physical possession of tangible contracts and taking and maintaining "control" (within the meaning of the Uniform Commercial Code) of electronic contracts or by the filing of financing statements under the Uniform Commercial Code.

All retail installment sale contracts acquired by Ford Credit are assigned to Ford Credit by the dealer under the terms of an assignment agreement. Each retail installment sale contract includes a grant by the obligor of a security interest in the financed vehicle. Ford Credit either takes physical possession, in the case of tangible contracts, or takes and maintains "control", in the case of electronic contracts, to obtain a perfected security interest in the contract against the dealer. The tangible contracts are held by Ford Credit or by a third-party vendor. The electronic contracts are stored in a specially-designed computer system maintained by a third-party vendor that identifies Ford Credit as the owner and establishes Ford Credit's "control" of the electronic contracts.

The sale and assignment of the receivables from Ford Credit to the depositor and from the depositor to the trust and the pledge of the receivables from the trust to the indenture trustee, will be perfected, at each stage, by the filing of a financing statement under the Uniform Commercial Code. Ford Credit will not transfer physical possession or "control" of the contracts to the trust or the indenture trustee, but will maintain possession and "control" and act as custodian for the trust and the indenture trustee. Ford Credit will mark its accounting records and computer systems to reflect the assignment and pledge, but will not segregate the contracts that are in its possession or "control" and they will not be stamped or marked to reflect the sale and assignment to the trust or the pledge to the indenture trustee so long as Ford Credit is servicing the receivables.

Ford Credit follows procedures to perfect its security interest in the financed vehicle usually by notation of its lien on the certificate of title for the financed vehicle. Generally, these procedures require the dealer to apply for a title that includes Ford Credit's lien immediately after Ford Credit's purchase of a contract. The vehicle titling laws of most states also allow Ford Credit to retain possession of the certificate of title until the contract is paid in full. The procedures to perfect Ford Credit's lien on the financed vehicle depend on the actions of third parties, including dealers, vehicle owners and state and local motor vehicle registration authorities. If Ford Credit obtains a validly perfected security interest in the financed vehicle on a timely basis, the trust, as assignee of the receivable, will also have the benefits of this security interest in most states. To avoid the administrative burden and costs, no financed vehicles are re-registered to identify the trust as the new secured party on the certificate of title and the obligors will not be notified that their contracts have been sold. If Ford Credit does not obtain a perfected security interest in the financed vehicle due to fraud, forgery, negligence or administrative error of a third party, its security interest and, therefore, that of the trust, could be subordinated to later purchasers of the financed vehicle and later lenders with a perfected security interest. If the trust does not have a perfected security interest in a financed vehicle, its ability to realize on the financed vehicle following an obligor default would be adversely affected. Under the sale and servicing agreement, the servicer must take appropriate steps to maintain perfection of the security interest in the financed vehicles and must purchase the receivable if it fails to do so and the receivable is materially and adversely affected.

In most states, a perfected security interest in a financed vehicle continues for four months after the vehicle is moved to a new state from the state where it is registered and thereafter until the vehicle owner re-registers the vehicle in the new state. Ford Credit, as secured party, must surrender possession if it holds the certificate of title to the financed vehicle, or would receive notice of surrender if its security interest is noted on the certificate of title. In either case, Ford Credit would have the opportunity to continue its security interest in the financed vehicle in the new state. Similarly, when an obligor sells a financed vehicle, Ford Credit must surrender possession of the certificate of title or will receive notice as a lienholder and will have an opportunity to require repayment of the receivable before release of the lien. Under the sale and servicing agreement, the servicer must take appropriate steps to maintain perfection of the security interests in the financed vehicles and must purchase the receivable if it fails to do so and the receivable is materially and adversely affected.

The trust's security interest in the receivable or the financed vehicle may be subordinated because federal or state law gives the holders of some types of liens, such as tax liens or mechanic's liens, priority over even the properly perfected lien of other secured parties. In addition, if a financed vehicle is confiscated by a government agency, Ford Credit may not be able to obtain possession of the vehicle and enforce the security interest unless it completes documentation required by the agency, including a "hold

harmless" agreement. Unless Ford Credit fails to follow its policies and procedures, Ford Credit will not be required to purchase a receivable in these circumstances.

Receivables Contracts and Vehicles

Repossession; Notice of Sale and Cure Rights. If an obligor defaults on its retail installment sale contract, the trust will have all the remedies of a secured party under the UCC, except where specifically limited by other state laws. These remedies include the right to perform self-help repossession unless it would be a breach of the peace or unless prohibited by state law. Self-help repossession is the method used by Ford Credit in most cases and usually is accomplished by using an independent contractor to take possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if required by state law, Ford Credit may have to obtain a court order before repossessing the vehicle.

If an obligor is in default on its contract, some states require that the secured party notify the obligor of the default and give the obligor time to correct the default before repossession. In Ford Credit's experience, this right to correct is exercised by only a limited number of defaulted obligors.

On repossession of a vehicle, the Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice of the date, time, and place of a public sale and/or the date after which a private sale of the vehicle may be held. The obligor has the right to redeem the vehicle before sale by paying the secured party the unpaid balance of the contract plus reasonable expenses for repossessing, holding, and preparing the vehicle for disposition and arranging for the sale, including attorney's fees when allowed by law. In some states, the obligor has the right to reinstate the contract by payment of past due amounts and other amounts instead of all amounts due under the contract.

Deficiency Judgments. Ford Credit generally is required to apply the proceeds of sale of a repossessed vehicle to the expenses of resale and repossession and then to the satisfaction of the indebtedness of the obligor on the receivable. If the net proceeds from sale do not cover the full amount of the obligation, Ford Credit may seek a deficiency judgment in some states, but other states prohibit or limit deficiency judgments. Because a deficiency judgment is an unsecured personal judgment against the obligor for the shortfall, in many cases it is not worthwhile to seek one. If a deficiency judgment is obtained, it may be settled at a significant discount or it may be impossible to collect.

Consumer Protection Laws. Numerous federal and state consumer protection laws impose substantial requirements on dealers, finance companies, lenders and servicers involved in consumer finance, including Ford Credit, and impose statutory liabilities on those who fail to comply with them. The most significant consumer protection laws regulating the receivables include the federal Truth-in-Lending Act and state motor vehicle retail installment sales acts that mandate financing disclosures that must be made to consumers; the federal Equal Credit Opportunity Act that prohibits creditors from discriminating on the basis of specific factors, such as race, color, sex, age and marital status in all aspects of a credit transaction, including the application process and the development and use of scoring models; the federal Fair Credit Reporting Act that regulates consumer credit reports and includes requirements on when and how creditors may obtain and use these reports and actions creditors must take to prevent identity theft; and the Gramm Leach Bliley Act and state privacy laws that require protection of specific consumer data and communication of privacy rights with consumers. State motor vehicle retail installment sales acts and other state laws regulate fees, finance charges, collection processes and licensing requirements. In some cases, these laws could affect the trust's ability to enforce the receivables or subject the trust to claims and defenses of the obligor including claims the obligor may assert against the motor vehicle dealer who sold the financed vehicle. In addition, courts have imposed general equitable principles on secured parties pursuing repossession of collateral or litigation involving deficiency balances. These equitable principles may relieve an obligor from some or all of the legal consequences of a default.

Ford Credit and the depositor will represent that each receivable complies in all material respects with requirements of law and that each receivable is not subject to claims or defenses of the obligor. This representation is based on Ford Credit's review of form contract terms, its review of completed contracts

for errors apparent in the contract, and dealer representations of contract disclosure accuracy in agreements between Ford Credit and the dealer. If an obligor has a claim against the trust for a violation of law related to a receivable, that violation would be a breach by Ford Credit and the depositor and if the breach has a material adverse effect on a receivable, Ford Credit and the depositor would have to repurchase the receivable unless the breach is corrected in all material respects before the date the receivable is required to be repurchased.

Under the terms of the Servicemembers Civil Relief Act and similar state laws, an obligor who enters military service after the origination of a retail installment sale contract may be entitled to relief on finance charges in excess of 6%, and Ford Credit must suspend self-help repossession of the vehicle. Receivables with obligors who are in the military or who later enter the military may be included in the receivables owned by the trust and neither the depositor nor Ford Credit will be required to repurchase a receivable that becomes subject to these laws.

Bankruptcy Limitations. U.S. bankruptcy laws affect the ability of the trust to realize on collateral or enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the U.S. federal bankruptcy law, a court may prevent a creditor from repossessing a vehicle and, as part of the plan of reorganization may, in limited circumstances, reduce the amount of the secured indebtedness to the market value of the financed vehicle at the time of bankruptcy, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of interest and time of repayment of the indebtedness. Neither the depositor nor Ford Credit will be required to repurchase a receivable that becomes subject to a bankruptcy proceeding after the cutoff date.

TAX CONSIDERATIONS

General

Below is a description of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes offered by this prospectus. This description is based on current provisions of the Internal Revenue Code, existing and proposed Treasury regulations, current administrative rulings, judicial decisions and other authorities all of which are subject to change, perhaps with retroactive effect. There are no cases or Internal Revenue Service, or "IRS," rulings on similar transactions involving debt issued by a trust with terms similar to those of the notes. It is not certain that the IRS will not challenge the conclusions reached in this description, and no ruling from the IRS has been or will be sought on any of the issues described below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions in this prospectus.

This description does not deal with all aspects of U.S. federal income taxation that may be relevant to the holders of notes in light of their personal investment circumstances nor, except for specific limited descriptions of particular topics, to noteholders subject to special treatment under the U.S. federal income tax laws, such as non-U.S. persons, insurance companies, tax-exempt organizations, financial institutions or broker dealers, taxpayers subject to the alternative minimum tax, holders that will hold the notes as part of a hedge, straddle, appreciated financial position or conversion transaction and holders that will hold the notes as other than capital assets. This information is directed only to prospective noteholders who:

- purchase notes in the initial distribution of the notes,

- are citizens or residents of the United States, and

- hold the notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code.

As used in this section of this prospectus, the term "U.S. noteholder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

- a citizen or resident of the United States,

- a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia,

- an estate whose income is subject to U.S. federal income tax regardless of its source, or

- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or that has made a valid election under Treasury Regulations to be treated as a U.S. person.

The term "U.S. noteholder" also includes a noteholder whose income or gain on its investment in a note is effectively connected with the conduct of a U.S. trade or business. As used in this section of the prospectus, the term "non-U.S. noteholder" means a beneficial owner of a note other than a U.S. noteholder and other than a partnership.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) owns a note, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences to them.

Prospective noteholders are encouraged to consult with their tax advisors as to the U.S. federal, state and local, foreign and other tax consequences to them of the purchase, ownership and disposition of notes.

Tax Characterization of Trust

In the opinion of _____, tax counsel to the depositor, assuming compliance with the terms of the trust agreement and transaction documents, the trust will not be an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

If the IRS successfully asserted that one or more classes of notes did not represent debt for U.S. federal income tax purposes, the class or classes of notes might be treated as equity interests in the trust. If so treated, the trust might be treated as a publicly traded partnership taxable as a corporation with potentially adverse tax consequences, including not being able to reduce its taxable income by deductions for interest expense on notes recharacterized as equity. Alternatively, the trust could be treated as a publicly traded partnership that would not be taxable as a corporation because it would satisfy a safe harbor. Nonetheless, treatment of notes as equity interests in a publicly traded partnership could have adverse tax consequences to some noteholders. For example, income to some tax-exempt entities (including pension funds) would be "unrelated business taxable income," income to non-U.S. noteholders may be subject to U.S. withholding tax and U.S. tax return filing requirements, and individual holders might be subject to some limitations on their ability to deduct their share of trust expenses.

Tax Characterization and Treatment of Notes

Characterization as Debt. In the opinion of _____, the offered notes [other than the Class __ notes] will [and, although the conclusion is not free from doubt, the Class __ notes should] be treated as debt for U.S. federal income tax purposes to the extent the offered notes are treated as beneficially owned by a person other than the sponsor. The depositor, the servicer, the indenture trustee and each noteholder, by acquiring an interest in a note, will agree to treat the notes as debt for U.S.

federal, state and local income and franchise tax purposes. Neither the opinion of tax counsel nor the agreement to treat the notes as debt is binding on the IRS or the courts.

For a description of the potential U.S. federal income tax consequences to noteholders if the IRS were successful in challenging the characterization of the notes for U.S. federal income tax purposes, you should read "— Tax Characterization of Trust" above.

Treatment of Stated Interest. The stated interest on a note that constitutes qualified stated interest will be taxable to a holder as ordinary income when received or accrued according to the holder's method of tax accounting. For stated interest to be qualified stated interest it must be payable at least annually and reasonable remedies must exist to compel timely payment or the terms of the instrument must make late payment or non-payment sufficiently remote for purposes of the original issue discount, or "OID," rules. [Although stated interest on the class __ notes can be deferred under certain circumstances, the trust intends to treat the potential deferral as sufficiently remote for purposes of the OID rules and treat the stated interest on the offered notes as qualified stated interest.]

Original Issue Discount. [The Class __ notes will be issued with OID.] A holder of notes treated as issued with OID must include OID in its gross income as ordinary interest income as it accrues, regardless of the holder's regular method of accounting, generally under a constant yield method.

Disposition of Notes. If a noteholder sells or disposes of a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or disposition and the holder's adjusted tax basis in the note. The holder's adjusted tax basis will equal the holder's cost for the note, increased by any OID and market discount previously included by the noteholder in income on the note and decreased by any bond premium previously amortized and any payments of principal and OID previously received by the noteholder on the note. Any gain or loss on sale or disposition will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term.

Information Reporting and Backup Withholding. The indenture trustee will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and any amount of interest withheld for U.S. federal income taxes, except as to exempt holders (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status). Each holder who is not an exempt holder will be required to provide to the indenture trustee, under penalties of perjury, a certificate containing the holder's name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a holder fail to provide the required certification, the indenture trustee will be required to withhold the tax from interest payable to the holder and pay the withheld amount to the IRS.

Tax Consequences to Non-U.S. Noteholders. Subject to the application of the FATCA withholding tax described in *"—Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities"* below, a non-U.S. noteholder who is an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf and not in connection with the conduct of a U.S. trade or business will not be subject to U.S. federal income taxes on payments of principal, premium, interest or OID on a note, unless the non-U.S. noteholder is a direct or indirect 10% or greater shareholder of the trust or a controlled foreign corporation related to the trust. To qualify for the exemption from taxation, the withholding agent must have received a signed statement from the individual or corporation that:

- is signed under penalties of perjury by the beneficial owner of the note,

- certifies that the beneficial owner is not a U.S. noteholder, and

- provides the beneficial owner's name and address.

A "withholding agent" is the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or withholding foreign partnership) in the chain of payment before payment to a non-U.S. noteholder (which itself is not a withholding agent). Generally, this statement is made on an IRS Form W-8BEN or W-8BEN-E, which generally is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Under some circumstances, an IRS Form W-8BEN or W-8BEN-E can remain effective indefinitely. The beneficial owner must inform the withholding agent within 30 days of a change in circumstances that makes any information on the form incorrect and furnish a new IRS Form W-8BEN or W-8BEN-E to the withholding agent.

A non-U.S. noteholder who is not an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements and is encouraged to consult its tax advisor.

A non-U.S. noteholder whose income on its investment in a note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. noteholder.

Some securities clearing organizations, and other entities who are not beneficial owners, may be able to provide the signed statement to the withholding agent. However, in this case, the signed statement may require a copy of the beneficial owner's IRS Form W-8BEN or W-8BEN-E (or the substitute form).

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a non-U.S. noteholder will be exempt from U.S. federal income and withholding tax so long as:

- the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, and

- in the case of a foreign individual, the non-U.S. noteholder is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a non-U.S. noteholder is effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, the holder, although exempt from the withholding tax described above if an appropriate statement is furnished, will generally be subject to U.S. federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the non-U.S. noteholder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code for the taxable year, unless it qualifies for a lower rate under a tax treaty.

Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities. A 30% withholding tax generally will apply to payments of interest on, and after December 31, 2016, to gross proceeds from the disposition of, notes issued or significantly modified after June 30, 2014, that are made to foreign financial institutions and certain non-financial foreign entities. Withholding tax, imposed under sections 1471 through 1474 of the Internal Revenue Code, or "FATCA," generally will not apply where payments are made to (i) a foreign financial institution that enters into an agreement with the IRS to, among other requirements, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, report annually certain information about those accounts and withhold tax as may be required by that agreement, or (ii) a non-financial foreign entity that certifies it does not have substantial U.S. owners or furnishes identifying information about each substantial U.S. owner. Alternative requirements may apply to foreign entities subject to an intergovernmental agreement for the implementation of FATCA. The FATCA withholding tax applies regardless of whether a payment would be exempt from U.S. non-resident withholding tax (such as under the portfolio interest exemption or as capital gain) and regardless of whether a foreign financial institution is the beneficial owner of a payment. Prospective noteholders should consult their own tax advisors about the application and requirements of

information reporting and withholding under FATCA and any intergovernmental agreement for the implementation of FATCA.

State and Local Tax

Because of the variation in the tax laws of each state and locality, it is impossible to predict the tax classification of the trust or the tax consequences to the trust or to holders of notes in all of the state and local taxing jurisdictions in which they may be subject to tax. Prospective noteholders are encouraged to consult their tax advisors about state and local taxation of the trust and state and local tax consequences of the purchase, ownership and disposition of notes.

ERISA CONSIDERATIONS

General Investment Considerations

The Employee Retirement Income Security Act of 1974, or "ERISA," and the Internal Revenue Code impose obligations and requirements on employee benefit plans and other retirement plans and arrangements (such as individual retirement accounts and Keogh plans) that are subject to Title I of ERISA and/or Section 4975 of the Internal Revenue Code, referred to as "plans," and some entities (including insurance company general accounts) whose assets are deemed to include assets of plans, and on persons who are fiduciaries of plans. Any person who exercises authority or control over the management or disposition of a plan's assets is considered to be a fiduciary of that plan. Under ERISA's general fiduciary standards, before investing in the notes, a plan fiduciary should determine, among other factors:

- whether the investment is permitted under the plan's governing documents,

- whether the fiduciary has the authority to make the investment,

- whether the investment is consistent with the plan's funding objectives,

- the tax effects of the investment,

- whether under the general fiduciary standards of investment prudence and diversification an investment in the notes is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan's investment portfolio, and

- whether the investment is prudent considering the factors described in this prospectus.

In addition, ERISA and Section 4975 of the Internal Revenue Code prohibit a broad range of transactions involving assets of a plan and persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Internal Revenue Code. A violation of these rules may result in the imposition of significant excise taxes and other liabilities.

Subject to the considerations described below, plans generally may purchase the notes. A fiduciary of a plan should carefully review with its legal and other advisors whether the purchase, holding or disposition of any notes could give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code, and should read *"ERISA Considerations"* about the restrictions on the purchase, holding and/or disposition of the notes offered by this prospectus. Unless otherwise stated, references to the purchase, holding and disposition of the notes in these sections also refer to the purchase, holding and disposition of an interest or participation in the notes.

Prohibited Transactions

Whether or not an investment in the notes will give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code will depend on whether the assets of the trust will be deemed to be "plan assets" of a plan investing in notes issued by the trust. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA, or the "plan assets regulation," a plan's assets may be deemed to include an interest in the assets of the trust if the plan acquires an "equity interest" in the trust and none of the exceptions in the plan assets regulation are applicable. In general, an "equity interest" is defined under the plan assets regulation as any interest in an entity other than an instrument which is treated as indebtedness under local law and which has no substantial equity features.

The depositor believes that the notes will be treated as indebtedness without substantial equity features for purposes of the plan assets regulation. This assessment is based on the traditional debt features of the notes, including the reasonable expectation of purchasers of the notes that the notes will be repaid when due, traditional default remedies, and on the absence of conversion rights, warrants and other typical equity features.

Without regard to whether the notes are treated as debt for ERISA purposes, the purchase, holding and disposition of the notes by or on behalf of a plan could be considered to give rise to a direct or indirect prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code if the trust, the owner trustee, the indenture trustee, any underwriter or any of their affiliates, including Ford Credit, is or becomes a "party in interest" under ERISA or a "disqualified person" under Section 4975 of the Internal Revenue Code for the plan. In this case, exemptions from the prohibited transaction rules could apply to the purchase, holding and disposition of notes by or on behalf of a plan depending on the type and circumstances of the plan fiduciary making the decision to purchase a note and the relationship of the party in interest to the plan investor. Included among these exemptions are:

- prohibited transaction class exemption 84-14, regarding transactions effected by qualified professional asset managers,

- prohibited transaction class exemption 90-1, regarding transactions entered into by insurance company pooled separate accounts,

- prohibited transaction class exemption 91-38, regarding transactions entered into by bank collective investment funds,

- prohibited transaction class exemption 95-60, regarding transactions entered into by insurance company general accounts, and

- prohibited transaction class exemption 96-23, regarding transactions effected by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code provide an exemption for some transactions between a plan and a person that is a party in interest or disqualified person for a plan solely by reason of providing services to the plan or having a relationship with a service provider (other than a party in interest or a disqualified person that is, or is an affiliate of, a fiduciary for the assets of the plan involved in the transaction), if the plan pays no more than, and receives no less than, adequate consideration in connection with the transaction. However, even if the conditions in one or more of these exemptions are met, the scope of relief may not necessarily cover all acts that might be construed as prohibited transactions.

Any plan that purchases, holds or disposes of the notes will be deemed to have represented that its purchase, holding or disposition of the notes is not and will not result in a non-exempt prohibited

transaction under ERISA or Section 4975 of the Internal Revenue Code due to the applicability of a statutory or administrative exemption from the prohibited transaction rules.

Benefit Plans Not Subject to ERISA or Internal Revenue Code

Some employee benefit plans, such as governmental plans, foreign plans and some church plans (each as defined or described in ERISA) are not subject to the prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code. However, these plans may be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code. In addition, a plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. Each plan that is subject to laws or regulations substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code, and each person acting on behalf of or investing the assets of such a plan, that purchases, holds or disposes of notes will be deemed to have represented that its purchase, holding and disposition of the notes is not and will not result in a non-exempt violation of these similar laws or regulations.

UNDERWRITING

The depositor and the underwriters named below have entered into an underwriting agreement for the notes offered by this prospectus. Subject to some conditions, each underwriter agreed to purchase the principal amount of the offered notes indicated in the following table:

Underwriters	Class A-2[a] Notes	[Class A-2b Notes]	Class A-3 Notes	Class A-4 Notes
....	$	$	$	$
....				
....				
....				
....				
....				
Total	$	$	$	$

Underwriters	[Class B Notes]	[Class C Notes]
....	$	$
....		
....		
....		
....		
....		
Total	$	$

The depositor [will retain __% of each class of notes and] may retain some or all of one or more classes of the notes. [The depositor's retention of __% of each class of notes will be held by the depositor in satisfaction of the sponsor's risk retention obligation under Regulation RR and may not be sold. The remaining notes] [These notes] may be sold, subject to the requirements in the indenture, directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of these notes. If these notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent's commissions. These notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

All classes of notes must be issued and purchased (or retained by the depositor) for any offered notes to be issued and purchased by the underwriters.

The underwriters will resell the offered notes to the public. The selling concessions that the underwriters may allow to some dealers, and the discounts that those dealers may reallow to other dealers, expressed as a percentage of the initial principal amount of each class of notes, are indicated in the following table. Due to sales to affiliates, one or more of the underwriters may be required to forego a minor portion of the selling concessions they would be entitled to receive.

	Selling Concessions not to exceed	Reallowances not to exceed
Class A-2[a] notes	%	%
[Class A-2b notes	%	%]
Class A-3 notes	%	%
Class A-4 notes	%	%
[Class B notes..	%	%]
[Class C notes	%	%]

Each class of notes is a new issue of securities with no established trading market. The underwriters have advised the depositor that they intend to make a market in the classes of the offered notes purchased by them but they are not obligated to do so and may discontinue market-making at any time without notice. It is not certain that a secondary market for the notes will develop or about the liquidity of any trading market for the notes. If a secondary market for the notes does develop, it might end at any time or it might not be sufficiently liquid to allow noteholders to resell any of the notes.

In connection with the sale of the notes, the underwriters may, to the extent permitted by Regulation M under the Securities Exchange Act of 1934, engage in:

- over-allotments, in which members of the selling syndicate sell more notes than the seller actually sold to the syndicate, creating a syndicate short position,

- stabilizing transactions, in which purchases and sales of the notes may be made by the members of the selling syndicate at prices that do not exceed a stated maximum,

- syndicate covering transactions, in which members of the selling syndicate purchase the notes in the open market after the distribution is completed to cover syndicate short positions, and

- penalty bids, by which underwriters reclaim a selling concession from a syndicate member when any of the notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the notes to be higher than they would otherwise be. These transactions, if begun, may be discontinued at any time.

The depositor and Ford Credit will indemnify the underwriters against specific liabilities, including liabilities under the federal securities laws, or contribute to payments the underwriters may be required to make for those liabilities.

The trust may invest the funds in its bank accounts in obligations issued by the underwriters or their affiliates.

In the ordinary course of their businesses, the underwriters and their affiliates have engaged and may engage in various financial advisory, investment banking and commercial banking transactions with the sponsor, the depositor, the servicer and their affiliates.

On request by a noteholder who received an electronic prospectus from an underwriter within the period during which there is an obligation to deliver a prospectus, the underwriter will promptly deliver, without charge, a paper copy of this prospectus.

LEGAL OPINIONS

_____ will review or provide opinions on legal matters relating to the notes and some U.S. federal income tax and other matters for the trust, the depositor and the servicer. _____ will review or provide opinions on some legal matters relating to the notes and other matters for the underwriters. [_____ has from time to time represented Ford Credit and its affiliates on other matters.]

WHERE YOU CAN FIND MORE INFORMATION

The depositor, as originator of the trust, filed with the SEC a registration statement, Registration No. 333-_____ under the Securities Act of 1933, for the notes offered by this prospectus. Forms of the transaction documents described in this prospectus are included as exhibits to the registration statement. You may read and copy the registration statement and any notices, reports, statements or other materials filed by the trust, Ford Credit or the depositor at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m.

You may obtain more information about the operation of the Public Reference Room and copying costs by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov where you can find reports, information statements and other information for registrants that file electronically with the SEC. You may obtain more information about Ford and Ford Credit at www.ford.com and www.fordcredit.com.

The servicer will file for the trust annual reports on Form 10-K, monthly distribution reports on Form 10-D, [monthly asset level data for the receivables on Form ABS-EE], any required current reports on Form 8-K, and amendments to these reports with the SEC. A copy of any reports may be obtained by any noteholder by request to the indenture trustee or the depositor.

INCORPORATION OF DOCUMENTS BY REFERENCE

The trust "incorporates by reference" some information it files with the SEC, which means that the trust can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that the trust files later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. [The trust incorporates the asset level data and information included as exhibits to the Form ABS-EE filed with the SEC by the date of filing of this prospectus with the SEC]. The trust also incorporates by reference any current reports on Form 8-K later filed by or on behalf of the trust before the termination of the offering of the notes (including any market-making transactions for the notes unless exempt from the registration requirements of the Securities Act).

The depositor will provide without charge to each person, including any beneficial owner of the notes, to whom a copy of this prospectus is delivered, on request, a copy of any of the documents incorporated in this prospectus by reference.

Requests for copies should be directed to:

Ford Credit Auto Receivables Two LLC
c/o Ford Motor Credit Company LLC
c/o Ford Motor Company
World Headquarters, Suite 802-A3
One American Road
Dearborn, Michigan 48126
Attention: Ford Credit SPE Management Office
Telephone number: (313) 594-3495
Fax number: (313) 390-4133

INDEX OF DEFINED TERMS

STATIC POOL INFORMATION — PRIOR SECURITIZED POOLS

This Annex contains static pool information about prior pools of retail installment sale contracts securitized by Ford Credit. The information in this Annex consists of summary information about the original characteristics of the prior securitized pools, cumulative losses, prepayments and delinquency data for the prior securitized pools and graphical presentation of the data. The original characteristics of the prior securitized pools may differ somewhat from each other and from the characteristics of the pool of receivables in the securitization transaction described in the prospectus. This is because Ford Credit's portfolio of retail installment sale contacts, from which the securitized pools are selected, changes over time. Despite these differences, the prior securitized pools are generally comparable to the receivables in the securitization transaction described in the prospectus since these changes have not been significant and Ford Credit's origination, underwriting and purchasing policies and servicing policies have been generally consistent over time.

Based on Ford Credit's experience, the characteristics that are expected to most significantly influence the performance of a securitized pool of retail installment sale contracts are contracts with original terms greater than 60 months, FICO$^{®}$ score, loan-to-value ratio, payment-to-income ratio, subvened APR contracts and commercial use contracts. A securitized pool with a higher percentage of longer term contracts, higher loan-to-value and payment-to-income ratios, or lower FICO$^{®}$ scores may perform worse comparatively. A securitized pool with higher percentages of subvened APR contracts and commercial use contracts may perform better comparatively. Given the consistency of these characteristics across the prior securitized pools and the pool of receivables in this securitization transaction, any difference in performance in the pool of receivables compared to prior securitized pools may be more influenced by general macroeconomic conditions than differences in these characteristics. In addition, while the historical loss performance of commercial use contacts has been comparatively better than for personal use contracts, commercial use obligors are generally small businesses or self-employed and may experience more severe loss performance in an economic or industry specific downturn.

[In addition, although the selection criteria used for the retail installment sale contracts in the prior securitized pools have changed over time to accommodate new financing products, increased vehicle pricing and changes in securitization market practices, these changes do not diminish the general comparability of the prior securitized pools to the pool of receivables in the securitization transaction described in the prospectus.] Losses, prepayments and delinquencies for the pool of receivables in the securitization transaction described in the prospectus may differ from the information shown in this Annex for prior securitized pools.

The following footnotes are applicable to the static pool information for each of the prior securitized pools included in this Annex:

(1) Weighted averages are weighted by the principal balance of each receivable on the cutoff date for the prior securitized pool.

(2) Percentage of initial pool balance.

(3) The weighted average life of the receivables is calculated by (a) multiplying the scheduled principal payments by the number of months from the cutoff date, (b) adding the results, (c) dividing the sum by 12 and (d) dividing the result by the initial pool balance, and based on the assumption that all payments are due on the first day of the month, all receivables pay as scheduled, starting one month from the cutoff date, with no delays, defaults or prepayments.

(4) Excludes receivables with obligors who do not have FICO® scores because they (a) are not individuals and use financed vehicles for commercial purposes, or (b) are individuals with minimal or no recent credit history.

(5) Receivables with obligors who are individuals with minimal or no recent credit history.

(6) Loan-to-Value Ratio for a receivable is the total amount financed divided by (a) for new vehicles, the dealer invoice amount for the vehicle and (b) for used vehicles, the determined using a national used vehicle value publications, or the purchase price paid by the dealer at auction.

(7) Payment-to-Income Ratio for a receivable is the contract monthly payment amount divided by the monthly combined income of the obligor and any co-obligor. Excludes receivables with business entities who do not report income.

(8) Subvened APR Receivables are receivables originated under a Ford-sponsored low-APR marketing program.

(9) Commercial Use Receivables are receivables with customers who use the financed vehicle for commercial purposes. These customers may be either business entities or individuals.

(10) Car includes sedans, hatchbacks and coupes. Light truck includes vans, minivans and light pick-up trucks. Utility includes wagons, SUVs and cross-overs. Other includes primarily non-Ford, Lincoln and Mercury vehicles which Ford Credit does not categorize.

(11) Based on the billing addresses of the obligors on the cutoff date for the prior securitized pool.

(12) End-of-Month Pool Balance is the aggregate principal balance of the receivables in the securitization transaction at the end of the month, after giving effect to all payments received from obligors, liquidation proceeds, purchase amounts to be deposited by the servicer, the sponsor or the depositor, and all realized losses.

(13) Cumulative Net Losses are the aggregate principal balance of all receivables that the servicer determined to be uncollectible less any liquidation proceeds (primarily auction proceeds) and other recoveries. Net Losses include all external costs for repossession and disposition of the financed vehicle and with continued collection efforts after charge off.

(14) Prepayments are the aggregate principal balance of all receivables prepaid in full during the month.

(15) The period of delinquency is the number of days that more than $49.99 of a scheduled payment is past due. The dollar amounts represent the aggregate outstanding principal balances of the delinquent receivables as of the end of the month. The percentages represent the aggregate outstanding principal balances of the delinquent receivables as of the end of the month as a percentage of the [End-of-Month Pool Balance]. Delinquencies include receivables with bankrupt obligors and exclude receivables in repossession status or that have been charged off by the servicer.

(16) Pool Factor represents the End-of-Month Pool Balance, as a percentage of the Initial Pool Balance. A change in the scheduled monthly pool factor assumes receipt of scheduled receivable principal payments as of the cutoff date, a 0% ABS rate and that the servicer does not exercise its clean-up call option. A change in the Initial pool factor assumption assumes receipt of scheduled and unscheduled receivable principal payments as of the cutoff date, at an assumed ABS rate and that the servicer will exercise its clean-up call option on the first payment date that the option is available. A change in the actual pool factor reflects both scheduled and unscheduled principal payments and other reductions in the aggregate principal balance of the receivables. *For more information about the ABS rate, you should read "Maturity and Prepayment Considerations – Weighted Average Life."*

Ford Credit Auto Owner Trust 20__-__

Original Pool Characteristics

Closing Date	
Cutoff Date	
Number of Receivables	
Initial Pool Balance	$
Principal Balance	
Average	$
Highest	$
Lowest	$
Original Amount Financed	
Average	$
Highest	$
Lowest	$
Annual Percentage Rate (APR)	
Weighted average[1]	%
Highest	%
Lowest	%
APR greater than or equal to 20 percent[2]	%
Original Term	
Weighted average[1]	months
Original term greater than 60 months[2]	%
Longest	months
Shortest	months
Remaining Term	
Weighted average[1]	months
Remaining term greater than 60 months[2]	%
Longest	months
Shortest	months
Scheduled Weighted Average Life[3]	years
Weighted Average Months After Origination (Seasoning)...	months
Weighted Average[1] FICO® Score[4] at Origination..	

Weighted Average[1] FICO® Score[4] at Origination for Original Term Greater than 60 Months	
Percentage FICO® Score less than 650	%
Percentage No FICO® Score Consumer[5]	%
Weighted Average[1] Loan-to-Value Ratio[6] at Origination	%
Weighted Average[1] Payment-to-Income Ratio[7] at Origination	%
Percentage Subvened APR Receivables[8]	%
Percentage Commercial Use Receivables[9]	%
Percentage New Vehicle[2]	%
Percentage Car[2][10]	%
Percentage Light Truck[2][10]	%
Percentage Utility[2][10]	%
Percentage Other[2][10]	%
Percentage of Top 10 Makes/Models[2]	%
[Make/Model]	%
[Make/Model]	%
[Make/Model]	%
[Make/Model]	%
[Make/Model]	%
[Make/Model]	%
[Make/Model]	%
[Make/Model]	%
[Make/Model]	%
[Make/Model]	%
Percentage in Top 5 States[2][11]	%
[State]	%
[State]	%
[State]	%
[State]	%
[State]	%

See page A-1 for footnotes

Month	Date	End-of-Month Pool Balance[12]	Cumulative Net Losses[13]	Prepayments[14]	Delinquencies[15]				Percentage 61+ Days Delinquent
					31-60 Days	61-90 Days	91-120 Days	121+ Days	
1		$	$	$	$	$	$	$	%
2									
3									
4									
5									

See page A-1 for footnotes

Ford Credit Auto Owner Trust 20__-__



Delinquencies as a % of End-of-Month Pool Balance
31+ Days Delinquencies
61+ Days Delinquencies
Monthly Pool Factor
Delinquency Ratio
Monthly Pool Factor (16)
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
100%
80%
60%
40%
20%
0%
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55
Number of months since cutoff date



Cumulative Net Losses as a % of Initial Pool Balance
Cumulative Net Loss Ratio
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55
Number of months since cutoff date

Ford Credit Auto Owner Trust 20__-__





Ford Credit Auto Owner Trusts

Delinquency Information. The graph below shows delinquency information for Ford Credit's prior securitized pools of retail installment sale contracts for all transactions issued since 20__.



Ford Credit Auto Owner Trusts

Cumulative Net Loss Information. The graph below shows cumulative net loss information for Ford Credit's prior securitized pools of retail installment sale contracts for all transactions issued since 20__.



You should rely only on the information in or incorporated by reference into this prospectus. Ford Credit has not authorized anyone to give you different information. You should not rely on the accuracy of the information in this prospectus for any date other than its date. Ford Credit is not offering the notes in any state where their offer is not permitted.

Ford Credit Auto Receivables Two LLC
Depositor

Ford Motor Credit Company LLC
Sponsor and Servicer

***Dealer Prospectus Delivery Obligation*.** **Until 90 days after the date of this prospectus all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and for their unsold allotments or subscriptions.**

Ford Credit Auto Owner Trust 20__-__
Issuing Entity or Trust

$__________	**Class A-2[a] ●% Asset Backed Notes** **[Class A-2b Floating Rate Asset Backed Notes]**
$__________	**Class A-3 __% Asset Backed Notes**
$__________	**Class A-4 __% Asset Backed Notes**
[$_________	**Class B __% Asset Backed Notes]**
[$_________	**Class C __% Asset Backed Notes]**

PROSPECTUS

[NAMES OF UNDERWRITERS]

ITEM 12. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this registration statement.

Securities and Exchange Commission[1] [2]	$	*
Rating agency fees...	$	*
Printing	$	*
Legal fees and expenses	$	*
Accountants' fees...	$	*
Fees and expenses of Indenture Trustee	$	*
Fees and expenses of Owner Trustee..	$	*
Fees and expenses of Asset Representations Reviewer	$	*
Miscellaneous expenses...	$	*
Total..	$	*

_____
*	To be filed by amendment.
[1]	Includes registration of an indeterminate amount of asset-backed securities that may be sold in market-making transactions from time to time by Ford Motor Credit Company LLC.
[2]	$ _____ of registration fees have been paid in connection with $ _____ of unsold securities included on this registration statement pursuant to Rule 415(a)(6) of the Securities Act of 1933. The registration fee for any additional securities is deferred in accordance with Rules 456 (c) and 457 (s) of the Securities Act of 1933.

ITEM 13. Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., provides as follows:

"§ 18-108. Indemnification. — Subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever."

Article VII of the Amended and Restated Limited Liability Company Agreement of Ford Credit Auto Receivables Two LLC provides as follows:

"Section 7.1. *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or obligation or duty at law or in equity, none of the Member, the Managers, or any officers, directors, stockholders, partners, employees, representatives or agents of any of the foregoing, nor any officer, employee, representative or agent of the Company or any of its Affiliates shall be liable to the Company or any other Person for any act or omission (in relation to the Company, this Agreement, any related document or any transaction contemplated hereby or thereby) taken or omitted by such Person bound by this Agreement in the reasonable belief that such act or omission is in or not contrary to the best interests of the Company and is within the scope of authority granted to such Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

Section 7.2. *Liabilities: Indemnification.* (a) Subject to Section 7.2(f), any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Member, Manager, officer, employee, agent or legal representative of the Company (each, an *"Indemnified Party"*), shall be indemnified and held harmless by the Company to the fullest extent legally permissible against all expenses, claims, damages, liabilities and losses (including without limitation, judgments, interest on judgments, fines, charges, costs, amounts paid in settlement, expenses and attorneys' fees incurred in investigating, preparing or defending any action, claim suit, inquiry, proceeding, investigation or any

appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or commission), whether pending or merely threatened, whether or not any Indemnified Party is or may be a party thereto, including interest on any of the foregoing (collectively, *"Damages"*) arising out of, or in connection with, the management or conduct of the business and affairs of the Company, except for any such Damages to the extent that they are found by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Parties or willful violations of the express provisions hereof by the Indemnified Parties. The Indemnified Parties may consult with counsel and accountants with respect to the affairs of the Company and shall be fully protected and justified, to the extent allowed by law, in acting, or failing to act, if such action or failure to act is in accordance with the advice or opinion of such counsel or accountants.

(b) The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person seeking indemnification did not act in good faith and in a manner which such Person reasonably believed to be in or not opposed to the best interest of the Company or its Creditors, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Person's conduct was unlawful. Entry of a judgment by consent as part of a settlement shall not be deemed a final adjudication of liability for negligence or misconduct in the performance of duty, nor of any other issue or matter.

(c) Subject to Section 7.2(f), expenses (including attorneys' fees and disbursements) incurred by an Indemnified Party in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Managers in the specific case upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company. Expenses (including attorneys' fees and disbursements) incurred by other employees or agents of the Company in defending in any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company upon such terms and conditions, if any, as the Board of Managers deems appropriate.

(d) No Manager of the Company shall be personally liable to the Company for monetary damages for any breach of fiduciary duty by such person as a Manager. Notwithstanding the foregoing sentence, a Manager shall be liable to the extent provided by applicable law (i) for breach of the Manager's duty of loyalty to the Company or the Member, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) for any transaction from which the Manager derived an improper personal benefit.

(e) The indemnification and advancement of expenses provided by this Section 7.2 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement may by entitled under any agreement, vote of the Board of Managers or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a Person who has ceased to be a Manager, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such Person.

(f) Any amounts payable by the Company in accordance with this Section 7.2 shall be payable solely to the extent of funds available therefor and actually received by the Company under the Basic Documents, from capital contributions or in connection with other Permitted Transactions. The Company's obligations under this Section 7.2 shall not constitute a claim against the Company to the extent that the Company does not have funds sufficient to make payment of such obligations. Any claim that an Indemnified Party may have at any time against the Company that it may seek to enforce hereunder shall be subordinate to the payment in full, including post-petition interest, in the event that the Company becomes a debtor or debtor in possession in a case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect or otherwise subject to any insolvency, reorganization, liquidation, rehabilitation or other similar proceedings, of the claims of the holders of any Securities which are collateralized or secured by the assets of the Company.

Section 7.3 *Amendments: Indemnification.* The indemnities contained in Section 7.2 shall survive the resignation, removal or termination of any Indemnified Party or the termination of this Agreement. Any repeal or modification of this Article VII shall not adversely affect any rights of such Indemnified Party pursuant to this Article VII, including the right to indemnification and to the advancement of expenses of an Indemnified Party existing at the time of such repeal or modifications with respect to any acts or omissions occurring prior to such repeal or modification."

Section 145 of the General Corporation Law of the State of Delaware, 8 Del. C. § 101 et seq., provides as follows:

"§ 145. **Indemnification of officers, directors, employees and agents; insurance**

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination: (1) By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or (2) By a committee of such directors

designated by majority vote of such directors, even though less than a quorum; or (3) If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (4) By the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased

to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

Indemnification provisions of Section 5 of Article NINTH of the Certificate of Incorporation of Ford Motor Company are applicable to directors, officers and employees of Ford Credit Auto Receivables Two LLC who serve as such at the request of Ford Motor Company and provide as follows:

"**5.1. Limitation on Liability of Directors.** A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the corporation or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) under Section 174 of the Delaware General Corporation Law, or

(iv) for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law is amended after approval by the stockholders of this subsection 5.1 of Article NINTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

5.2. Effect of any Repeal or Modification of Subsection 5.1. Any repeal or modification of subsection 5.1 of this Article NINTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

5.3. Indemnification and Insurance.

5.3a. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including penalties, fines, judgments, attorneys' fees, amounts paid or to be paid in settlement and excise taxes imposed on fiduciaries with respect to (i) employee benefit plans, (ii) charitable organizations or (iii) similar matters) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subsection 5.3b of this Article NINTH) only if

such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this subsection 5.3a of Article NINTH shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subsection 5.3a of Article NINTH or otherwise.

5.3b. Right of Claimant to Bring Suit. If a claim which the corporation is obligated to pay under subsection 5.3a of this Article NINTH is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

5.3c. Miscellaneous. The provisions of this Section 5.3 of Article NINTH shall cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and shall be retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this Section 5.3 of Article NINTH should be found to be invalid or ineffective in any proceeding, the validity and effect of the remaining provisions shall not be affected.

5.3d. Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 5.3 of Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

5.3e. Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

5.3f. Indemnification of Agents of the Corporation. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the corporation to the fullest extent of the provisions of this Section 5.3 of Article NINTH with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation."

Indemnification provisions of Article 10 of the Limited Liability Company Agreement of Ford Motor Credit Company LLC are applicable to directors, officers and employees of Ford Credit Auto Receivables Two LLC who serve as such at the request of Ford Motor Credit Company LLC and provide as follows:

"**10.1 Limitation on Liability.** The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company, and no Shareholder, Director or officer of the Company will be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Shareholder, Director and/or officer.

10.2 Directors' Standard of Care. Each Director of the Company will be deemed to owe to the Company and its Shareholders all of the fiduciary duties that a director of a corporation formed under the DGCL would owe to such corporation and its stockholders. Notwithstanding the previous sentence, however, a Director of the Company will not be personally liable to the Company or any Shareholder for monetary damages for breach of fiduciary duty as a Director, except for liability for: (a) any breach of the Director's duty of loyalty to the Company or its Shareholders; (b) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; (c) voting for or consenting to a distribution to a Shareholder in violation of Section 18-607 of the Act; or (d) any transaction from which the Director derived an improper personal benefit.

10.3 Indemnification of Directors, Officers, Employees and Agents. To the fullest extent permitted by law, the Company will indemnify and hold harmless each Shareholder, Director, or officer of the Company or any Affiliate of the Company (as defined below) and any officer, director, stockholder, partner, employee, representative or agent of any such Shareholder, Director or officer (each, a "Covered Person") and each former Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts (including any investigation, legal and other reasonable expenses) arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person or former Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or that relates to or arises out of the Company or its formation, operation, dissolution or termination or its property, business or affairs. The Company may indemnify any employee, representative or agent of the Company when, as and if determined by the Board of Directors, to the same extent as provided to Covered Persons pursuant to this Section 10.3. A Covered Person or former Covered Person will not be entitled to indemnification under this Section 10.3 with respect to (a) any Claim that a court of competent jurisdiction has determined results from (i) any breach of such Covered Person's duty of loyalty to the Company or its Shareholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) voting for or consenting to a distribution to a Shareholder in violation of Section 18-607 of the Act, or (iv) any transaction from which such Covered Person derived an improper personal benefit or (b) any Claim initiated by such Covered Person unless such Claim (or part thereof) (i) was brought to enforce such Covered Person's rights to indemnification under this Agreement or (ii) was authorized or consented to by the Board. For purposes of this Section 10.3, "Affiliate of the Company" means any person or entity controlling, controlled by or under common control with the Company. For the purposes of this definition, "control" of a person or entity means the power to direct the management and policies of such person or entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

10.4 Survival. The indemnities under this Article 10 will survive dissolution or termination of the Company.

10.5 Claim Against Company. Each Covered Person or former Covered Person will have a claim against the property and assets of the Company for payment of any indemnity amounts due under this Agreement, which amounts will be paid or properly reserved for prior to the making of distributions by the Company to Shareholders.

10.6 Advancement of Expenses. Expenses incurred by a Covered Person or former Covered Person in defending any Claim will be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person or former

Covered Person to repay such amount if it is ultimately determined that such Covered Person or former Covered Person is not entitled to be indemnified by the Company as authorized by this Article 10.

10.7 Repeal or Modification. Any repeal or modification of this Article 10 will not adversely affect any rights of such Covered Person or former Covered Person pursuant to this Article 10, including the right to indemnification and to the advancement of expenses of a Covered Person or former Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

10.8 Rights Not Exclusive. The rights to indemnification and to the advancement of expenses conferred in this Article 10 will not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of the Directors or otherwise.

10.9 Insurance. The Company may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Company or another limited liability company, corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Agreement or the Act.

ITEM 14. Exhibits.

(A) Exhibits:

Exhibits	Description
1.1	— Form of Underwriting Agreement for the Notes.**
3.1	— Amended Certificate of Formation of Ford Credit Auto Receivables Two LLC.**
3.2	— Amended and Restated Limited Liability Company Agreement of Ford Credit Auto Receivables Two LLC.**
4.1	— Form of Indenture between the Trust and the Indenture Trustee (including forms of Notes.)**
5.1	— Opinion of Katten Muchin Rosenman LLP with respect to legality.**
8.1	— Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.**
10.1	— Form of Amended and Restated Trust Agreement between the Depositor and the Owner Trustee.**
10.2	— Form of Receivables Purchase Agreement between Ford Credit and the Depositor.**
10.3	— Form of Sale and Servicing Agreement among the Depositor, the Servicer and the Trust.**
10.4	— Form of Administration Agreement among the Trust, the Administrator and the Indenture Trustee.**
10.5	— Form of Account Control Agreement among the Depositor, the Indenture Trustee and the Securities Intermediary.**
10.6	— Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer.**
23.1	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1).**
23.2	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1).**
24.1	— Powers of Attorney.**
25.1	— Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.**
36.1	— Form of Depositor certification for shelf offerings of asset-backed securities.**
102.1	— Asset data file.***
103.1	— Asset related documents.***

_____

*   Filed with this Form SF-3.

**   To be filed by amendment.

***   For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

ITEM 15. Undertakings.

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

      (A)   [Not applicable].

      (B)   Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 (§ 239.13), Form SF-3 (§ 239.45) or Form F-3 (§ 239.33) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b)) that is part of the registration statement.

      (C)   *Provided further, however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S–1 (§ 239.11), Form SF-1 (§ 239.13) or Form SF-3 (§ 239.45) or Form S–3 (§ 239.13), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   [Not applicable]

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) [Not applicable].

(ii) [Not applicable].

(iii) If the registrant is relying on § 230.430D:

(A) Each prospectus filed by the registrant pursuant to §§ 230.424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to § 230.424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on § 230.430D relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in § 230.430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)   If the registrant is relying on § 230.430D, with respect to any offering of securities registered on Form SF–3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   [Not applicable]

(d)   [Not applicable]

(e)   [Not applicable]

(f)   [Not applicable]

(g)   [Not applicable]

(h)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)   The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)   The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(k)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized officer, in the City of Dearborn, State of Michigan on _____, 2015.

FORD CREDIT AUTO RECEIVABLES TWO LLC
(registrant)

By: _____
(Samuel P. Smith,
Chairman of the Board of Managers
of Ford Credit Auto Receivables Two LLC)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following managers and officers of FORD CREDIT AUTO RECEIVABLES TWO LLC in the capacities and on the date indicated.

__Signature__	__Title__	__Date__
_____ (Samuel P. Smith)	Chairman of the Board of Managers and President and Assistant Treasurer (principal executive officer)	_____, 2015
_____ (Michael L. Seneski)	Executive Vice President, Chief Financial Officer and Treasurer (principal financial officer)	_____, 2015
_____ (Jane L. Carnarvon)	Manager and Controller (principal accounting officer)	_____, 2015
_____ (Susan J. Thomas)	Manager and Secretary	_____, 2015

EXHIBIT INDEX

Exhibits	Description
1.1	— Form of Underwriting Agreement for the Notes.**
3.1	— Amended Certificate of Formation of Ford Credit Auto Receivables Two LLC.**
3.2	— Amended and Restated Limited Liability Company Agreement of Ford Credit Auto Receivables Two LLC.**
4.1	— Form of Indenture between the Trust and the Indenture Trustee (including forms of Notes.)**
5.1	— Opinion of Katten Muchin Rosenman LLP with respect to legality.**
8.1	— Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.**
10.1	— Form of Amended and Restated Trust Agreement between the Depositor and the Owner Trustee.**
10.2	— Form of Receivables Purchase Agreement between Ford Credit and the Depositor.**
10.3	— Form of Sale and Servicing Agreement among the Depositor, the Servicer and the Trust.**
10.4	— Form of Administration Agreement among the Trust, the Administrator and the Indenture Trustee.**
10.5	— Form of Account Control Agreement among the Depositor, the Indenture Trustee and the Securities Intermediary.**
10.6	— Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer.**
23.1	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1).**
23.2	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1).**
24.1	— Powers of Attorney.**
25.1	— Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.**
36.1	— Form of Depositor certification for shelf offerings of asset-backed securities.**
102.1	— Asset data file.***
103.1	— Asset related documents.***

_____

*   Filed with this Form SF-3.

**   To be filed by amendment.

***   For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.